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03037057

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sino Land Co Ltd

*CURRENT ADDRESS

PROCESSED

NOV 06 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1868 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/3/03

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Sino Land Company Limited** you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

General Mandates to Repurchase Shares

and

to Issue Shares

The notice convening the annual general meeting of Sino Land Company Limited ("the Company") to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Tuesday, 18th November, 2003 (the "Annual General Meeting") was given on 23rd September, 2003 and is contained in the 2003 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2003 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

7th October, 2003

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Directors:
Robert NG Chee Siong *(Chairman)*
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Albert YEUNG Pak Hin
Raymond TONG Kwok Tung
Ivan LEE Wank-hay
YU Wai Wai

(Independent Non-Executive Directors)*

Registered Office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

7th October, 2003

To the shareholders

Dear Sir or Madam,

General Mandates to Repurchase Shares and to Issue Shares

Introduction

At the last annual general meeting of the Company held on 13th November, 2002, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares and to issue shares of the Company. Under the terms of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, at 9:30 a.m. on Tuesday, 18th November, 2003 ("Annual General Meeting") unless renewed at that meeting.

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase shares and to issue shares.

General Mandate to Repurchase Shares

An ordinary resolution will be proposed at the Annual General Meeting to approve a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase, at any time until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution, shares of the Company ("Shares") up to a maximum of 10% of the issued share capital of the Company at the date of the resolution ("Share Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information is set out in the appendix hereto.

General Mandate to Issue Shares

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution until the next annual general meeting of the Company or such earlier period as stated in the ordinary resolution ("the Share Issue Mandate") and adding to such general mandate so granted to the Directors any Shares repurchased by the Company under the Share Repurchase Mandate.

Annual General Meeting

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Share Repurchase Mandate and the Share Issue Mandate.

The notice convening the Annual General Meeting was given on 23rd September, 2003 and is contained in the 2003 Annual Report of the Company. Shareholders are advised to read the notice and to complete and return the form of proxy enclosed with the 2003 Annual Report not less than 48 hours before the time appointed for holding the Annual General Meeting in accordance with the instructions printed thereon.

Recommendation

The Directors believe that the Share Repurchase Mandate and the Share Issue Mandate are in the best interests of the Company and its shareholders as a whole and accordingly the Directors, together with their associates, intend to vote in favour of the resolutions in respect of their respective shareholdings in the Company and recommend you to vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Robert NG Chee Siong
Chairman

Appendix

Explanatory Statement

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Share Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. Listing Rules

The Listing Rules permit companies whose primary listing are on The Stock Exchange of Hong Kong Limited ("Stock Exchange") to repurchase their securities on the Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' Approval

The Listing Rules provide that all on-market repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the directors of the company to make such repurchases.

(b) Source of Funds

Repurchases must be made out of funds which are legally available for the purpose and in accordance with the company's constitutive documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

2. Share Capital

As at 30th September, 2003 (the latest practicable date prior to the printing of this circular), the issued share capital of the Company comprised 3,886,334,280 Shares of HK$1.00 each. On the basis of such figure and assuming that no further shares are issued or repurchased after 30th September, 2003 and up to the date of the Annual General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 388,633,428 Shares.

3. Reasons for Repurchases

The Directors believe that the flexibility afforded by the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Repurchases of Shares will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share. It will then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

4. Funding of Repurchases

Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection, being distributable profits of the Company or the proceeds of a fresh issue of Shares made for such purpose.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2003 in the event that the Share Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors shall from time to time be appropriate for the Company.

5. Disclosure of Interest

Neither the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

6. Undertaking of Directors

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the powers of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules and the applicable laws of Hong Kong.

7. Share Prices

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2002		
October	2.700	2.200
November	2.800	2.500
December	2.775	2.350

	Shares	
	Highest	Lowest
	HK$	*HK$*
2003		
January	2.625	2.300
February	2.500	2.300
March	2.450	2.100
April	2.225	1.990
May	2.250	1.990
June	2.500	2.100
July	2.950	2.350
August	3.800	2.900
September	4.200	3.475

8. Effect of the Takeovers Code

If on the exercise of the power to repurchase shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 30th September, 2003 (being the latest practicable date prior to the printing of this circular), Mr. NG Teng Fong held personal and deemed corporate interests, through Tsim Sha Tsui Properties Limited in which he had a 71.71% controlling interest, in approximately 55.57% of the issued share capital of the Company. Since Mr. NG Teng Fong, his associates and his concert parties hold more than 50% of the issued share capital of the Company, any increase in their holdings, including the exercise in full to repurchase Shares under the Share Repurchase Mandate, will not incur any obligation under Rule 26 of the Takeovers Code to make a general offer. The Directors are not aware of any consequences which may arise under Rules 26 and 32 of the Takeovers Code as a result of any purchases made under the Share Repurchase Mandate.

9. Share Purchases made by the Company

In the six months preceding the date of this circular, the Company had repurchased its Shares on the Stock Exchange as follows:

Date of Repurchases	Number of Shares	Price per Share Highest	
		Highest	Lowest
		HK$	*HK$*
3rd April, 2003	500,000	2.125	2.125
8th April, 2003	2,000,000	2.100	2.050
9th April, 2003	1,000,000	2.025	2.025
16th April, 2003	1,000,000	2.050	2.050
17th April, 2003	800,000	2.025	2.025
22nd April, 2003	1,800,000	2.000	1.990
23rd April, 2003	500,000	2.025	2.000
24th April, 2003	500,000	2.050	2.000
7th May, 2003	700,000	2.050	2.025
12th May, 2003	3,500,000	2.025	1.990
16th May, 2003	800,000	2.025	2.025
19th May, 2003	500,000	2.025	2.025
	13,600,000		

Save as disclosed above, the Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

九、 本公司購回股份事宜

在本通函日期之前六個月內，本公司於聯交所購回之股份詳情如下：

購回日期	股份數目	每股購回價 最高 *港元*	 最低 *港元*
二零零三年四月三日	500,000	2.125	2.125
二零零三年四月八日	2,000,000	2.100	2.050
二零零三年四月九日	1,000,000	2.025	2.025
二零零三年四月十六日	1,000,000	2.050	2.050
二零零三年四月十七日	800,000	2.025	2.025
二零零三年四月二十二日	1,800,000	2.000	1.990
二零零三年四月二十三日	500,000	2.025	2.000
二零零三年四月二十四日	500,000	2.050	2.000
二零零三年五月七日	700,000	2.050	2.025
二零零三年五月十二日	3,500,000	2.025	1.990
二零零三年五月十六日	800,000	2.025	2.025
二零零三年五月十九日	500,000	2.025	2.025
	13,600,000		

除上述所披露外，在本通函日期之前六個月內，本公司並無購回任何本公司之股份（無論在聯交所或以其他方式進行）。

	股份	
	最高	最低
	港元	*港元*
二零零三年		
一月	2.625	2.300
二月	2.500	2.300
三月	2.450	2.100
四月	2.225	1.990
五月	2.250	1.990
六月	2.500	2.100
七月	2.950	2.350
八月	3.800	2.900
九月	4.200	3.475

八、 收購守則之影響

倘根據股份購回授權行使權力購回股份而導致一位股東佔本公司投票權益比例有所增加，按照香港公司收購及合併守則（「收購守則」）第32條，此項增加將被視作一項收購行動。因此，若一位或多位一致行動之股東因此而取得或鞏固其於本公司之控制權，便須遵照收購守則第26及32條提出強制收購建議。

於二零零三年九月三十日（本通函付印前之最後實際可行日期），黃廷方先生個人擁有及經持有尖沙咀置業集團有限公司71.71%控制權益而被視為擁有合共約本公司已發行股本之55.57%。由於黃廷方先生、其聯繫人士及與其一致行動人士共持有超過本公司已發行股本之50%，彼等任何股權增加（包括根據股份購回授權全面行使權力購回股份所致），並不會引致收購守則第26條所指而須向股東提出全面收購建議之責任。董事會並未知悉任何按股份購回授權進行之購回後，將會引致收購守則第26及32條所指之任何後果。

四、 購回之資金

任何購回所需之資金將由公司依法可作此用途之資金支付，該等資金為公司之可分派溢利或就此用途而發行新股所得之收益。

在建議之購回期間之任何時間內，全面實施股份購回授權，可能會對本公司之營運資金或資本負債比率有不利影響（對照截至二零零三年六月三十日止年度年報內之經審核賬目所披露之情況）。然而，董事會不擬行使股份購回授權，以致董事會認為本公司須具備之營運資金或資本負債比率會因此而受到重大不利影響。

五、 權益披露

目前並無任何董事或（於作出一切合理查詢後據彼等所知）其聯繫人士有意於股東批准股份購回授權後出售任何股份予本公司。

本公司現時並無接獲其他關連人士（按上市規則之定義）通知，彼等目前有意在公司獲股東批准股份購回授權後，出售股份予本公司，或已承諾不會向本公司出售股份。

六、 董事承諾

董事會已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則及香港適用法例，及根據股份購回授權行使本公司權力進行購回事宜。

七、 股份價格

股份於過去十二個月期間每月在聯交所錄得之最高及最低成交價如下：

	股份	
	最高	**最低**
	港元	*港元*
二零零二年		
十月	2.700	2.200
十一月	2.800	2.500
十二月	2.775	2.350

附錄

說明函件

本附錄乃根據上市規則之規定作為說明函件，向　閣下提供有關股份購回授權之必要資料，以供參考。本附錄亦構成公司條例第49BA(3)條所規定之備忘。

一、 上市規則

上市規則准許在香港聯合交易所有限公司（「聯交所」）作為第一上市之公司於聯交所或經證券及期貨事務監察委員會及聯交所就此而認可之其他證券交易所購回其證券，惟須受若干限制，其中最主要之限制概述如下：

(甲) 股東批准

上市規則規定在聯交所作為第一上市之公司在市場上購回之股份須先獲普通決議案予以批准，該項決議案可就有關特定交易而作出特別批准或給予公司董事會一般性授權以行使該項購回之方式提呈。

(乙) 資金來源

購回證券所需款項須依照公司組織章程文件及公司註冊或成立之所屬司法權區之法例從可合法運用於此用途之資金中撥款支付。

二、 股本

本公司於二零零三年九月三十日（本通函付印前之最後實際可行日期）之已發行股本為每股面值1.00港元股份3,886,334,280股。根據上述數字及如於二零零三年九月三十日後直至股東週年大會召開之期間止，不再發行或購回股份之情況下，本公司按股份購回授權將獲准購回最多不超過388,633,428股之股份。

三、 購回原因

董事會相信，股份購回授權所給予之靈活性對本公司及其股東有利。股份購回僅會在董事會認為此舉有利於本公司及其股東之情況下進行。該等購回（視乎當時市場情況及融資安排而定）可增加其資產淨值及／或每股盈利。因此對擬保留其於本公司之投資之股東有利，因其所佔本公司資產權益之百分比將按本公司購回股份數目之比例而增加。

根據上市規則所規定須予載述之說明函件已載於本通函之附錄內。

發行股份之一般性授權

於股東週年大會上將會提呈兩項普通決議案，分別授予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內配發、發行及處理不超過本公司於通過決議案當日已發行股本20%之股份（「股份發行授權」），並將本公司根據股份購回授權而購回之股份加入該項授予董事會之一般性授權中。

股東週年大會

於股東週年大會上將會提呈多項普通決議案以批准股份購回授權及股份發行授權。

召開股東週年大會之通告已於二零零三年九月二十三日發出，並載於本公司之二零零三年年報內。請各股東細閱通告並將二零零三年年報附隨之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

推薦意見

董事會認為股份購回授權及股份發行授權均符合本公司及其股東之最佳利益。因此各董事及其聯繫人士均擬就其分別在本公司所持之股權投票贊成該等決議案，並推薦 閣下投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零三年十月七日

信和置業有限公司

（於香港註冊成立之有限公司）

董事：
黃志祥*（主席）*
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
李泓熙
余惠偉

（ 獨立非執行董事）*

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

敬啟者：

購回股份及發行股份
之
一般性授權

緒言

於二零零二年十一月十三日舉行之本公司上屆股東週年大會上，董事會獲授予一般性權力以購回本公司股份及發行股份。根據香港聯合交易所有限公司之證券上市規則（「上市規則」）之條款，該授權除非於二零零三年十一月十八日（星期二）上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之本公司股東週年大會（「股東週年大會」）上獲得予以延續，否則將於此大會完結時屆滿失效。

本通函旨在向　閣下提供有關一般性授權以購回股份及發行股份建議之資料。

購回股份之一般性授權

於股東週年大會上將會提呈一項普通決議案，以賦予董事會一般性及無附帶條件授權以便在直至本公司下屆股東週年大會或在普通決議案所列明之較早期間內隨時行使本公司之權力，以購回本公司之股份（「股份」）最多不超過在決議案通過當日本公司已發行股本之10%（「股份購回授權」）。

此乃要件 請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

信和置業有限公司

（於香港註冊成立之有限公司）

購回股份及發行股份

之

一般性授權

於二零零三年十一月十八日星期二上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行之信和置業有限公司（「本公司」）之股東週年大會（「股東週年大會」）通告已於二零零三年九月二十三日發出，並載於本公司之二零零三年年報內。請各股東細閱通告，並將二零零三年年報隨附之代表委任表格按照所列印之指示填妥，並最遲於股東週年大會指定開會時間四十八小時前交回該代表委任表格。

二零零三年十月七日

信和置業有限公司
Sino Land Company Limited







2003 Annual Report 二零零三年年報

Cover 封面:

蔚藍灣畔

地鐵坑口站上蓋 11 分鐘直達港島

六幢設計現代化的住宅大廈，矗立於地鐵坑口站之上，共有住宅單位二千一百三十個，戶戶環保露台，豪華住客會所設施齊備，基座更設有購物商場及大型交通總匯。

Residence Oasis

MTR Hang Hau Station

11 *minutes to HK Island*

A magnificent residential development with shopping and recreational facilities located atop MTR Hang Hau Station, this development includes 6 towers of 2,130 units, each with an environmental balcony.



CONTENTS 目 錄

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, OBE, JP*
Paul Cheng Ming Fun, JP*
Albert Yeung Pak Hin
Raymond Tong Kwok Tung
Ivan Lee Wank-hay
Yu Wai Wai

(* Independent Non-Executive Directors)

Audit Committee
Paul Cheng Ming Fun, JP, Chairman
Ronald Joseph Arculli, GBS, OBE, JP

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Baker & McKenzie

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : info@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	13th November, 2003 to 18th November, 2003 (both dates inclusive)
Annual General Meeting	18th November, 2003
Interim Dividend	HK2 cents per share
Paid	20th May, 2003
Final Dividend	HK2 cents per share
Payable	17th December, 2003
Deadline for returning scrip dividend election forms	10th December, 2003 4:00 p.m.

Listing Information

Stock Code	83
American Depositary Receipt	
CUSIP number	829344308
Trading Symbol	SNOLY
ADR to Ordinary share Ratio	1:5
Listing	Level One (OTC)
Depositary bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Tuesday, the 18th day of November, 2003 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2003.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the Directors' remuneration.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) **"THAT:**

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT:**

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 23rd September, 2003

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

(d) The Register of Members of the Company will be closed from Thursday, 13th November, 2003 to Tuesday, 18th November, 2003, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 12th November, 2003.

GROUP FINANCIAL SUMMARY

	1999 *HK$*	2000 *HK$*	2001 *HK$*	2002 *HK$*	**2003** ***HK$***
Turnover	2,305,304,948	2,069,869,289	1,489,814,712	2,713,424,196	**4,183,474,770**
Net profit attributable to shareholders	1,514,597,031	1,356,030,814	491,681,822	262,787,696	**50,920,148**
Basic earnings per share *(cents)*	47.5	38.2	13.2	6.8	**1.32**
Dividends per share *(cents)*	10.0	10.0	4.0	4.0	**4.0**



Basic Earnings & Dividends Per Share
HK Cents
70
60
50
40
30
20
10
0
Dividends per share
Basic earnings per share
10.0
47.5
10.0
38.2
4.0
13.2
4.0
6.8
4.0
1.32
1999
2000
2001
2002
2003
Year

	1999 *HK$*	2000 *HK$*	2001 *HK$*	2002 *HK$*	**2003** ***HK$***
BALANCE SHEET					
Non-current assets	24,244,609,270	24,705,810,079	29,460,704,702	29,103,041,250	**27,262,664,026**
Current assets	12,693,087,088	13,064,200,201	8,636,974,512	12,367,681,343	**13,499,211,561**
Current liabilities	(3,311,057,320)	(3,818,927,235)	(3,376,972,917)	(5,942,584,022)	**(5,607,314,069)**
	33,626,639,038	33,951,083,045	34,720,706,297	35,528,138,571	**35,154,561,518**
Share capital	3,491,078,256	3,629,901,942	3,860,583,211	3,874,211,830	**3,886,334,280**
Reserves	22,613,382,775	23,814,301,430	23,768,581,580	21,844,351,257	**20,449,512,316**
Shareholders' funds	26,104,461,031	27,444,203,372	27,629,164,791	25,718,563,087	**24,335,846,596**
Minority interests	35,285,882	24,662,142	22,188,838	2,408,637	**(1,011,765)**
Non-current liabilities	7,486,892,125	6,482,217,531	7,069,352,668	9,807,166,847	**10,819,726,687**
	33,626,639,038	33,951,083,045	34,720,706,297	35,528,138,571	**35,154,561,518**
Shareholders' funds at book value per share	7.48	7.56	7.16	6.64	**6.26**

Shareholders' Funds (HK$ Billion)


40
35
30
25
20
15
10
5
0
26.1
27.4
27.6
25.7
24.3
1999
2000
2001
2002
2003
Year

Net Profit Attributable to Shareholders (HK$ Million)


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,514.6
1,356.0
491.7
262.8
50.9
1999
2000
2001
2002
2003
Year

Breakdown of segment result for the year ended 30th June, 2003


Property
71%
7%
3%
6%
13%
Financing
Security
Hotel operations
Management services and others

Breakdown of Turnover for the year ended 30th June, 2003


Property sales
63%
3%
Securities trading and investment, and financing
20%
5%
9%
Rental income
Hotel operations
Management services and others

I am pleased to present the 2002/2003 Annual Report to shareholders.

FINAL RESULTS

The Group's audited consolidated turnover and net profit attributable to shareholders for the financial year ended 30th June, 2003 amounted to HK$4,183 million and HK$51 million respectively. Earnings per share for the year were 1.32 cents. The decrease in net profit was mainly attributable to low project completion, the war in Iraq and atypical pneumonia that have significantly impacted the market sentiment.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 2 cents per share in respect of the year ended 30th June, 2003 to shareholders whose names appear on the Register of Members of the Company on 18th November, 2003. Together with the interim dividend of 2 cents per share, the total dividend for the full year is 4 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 18th November, 2003; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 19th November, 2003. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 17th December, 2003.

BUSINESS ACTIVITIES

(1) Land Bank

Acquired a total attributable gross floor area of 2.7 million square feet

During the financial year ended 30th June, 2003, the Group acquired two plots of land mainly for residential development. The addition of these new sites contributes in aggregate approximately 2.7 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Tsuen Wan Town Centre Redevelopment Project TWTL 398, Tai Ho Road/Yeung Uk Road Tsuen Wan, New Territories	Residential/ Commercial	100%	1,401,472
2.	Ho Tung Lau STTL 470 Sha Tin, New Territories	Residential/ Commercial	100%	1,322,883
				2,724,355

BUSINESS ACTIVITIES *(Continued)*

(1) Land Bank *(Continued)*

As at 30th June, 2003, the Group's land bank, including properties held for sale, properties under development and completed investment properties, consists of a total gross floor area of approximately 18.8 million square feet comprising a balanced portfolio of properties of 44% residential; 32% commercial; 13% industrial; 8% car parks and 3% hotels. The Group continues to replenish its land bank with quality sites to optimise its earning potential.

The Group's land bank consists of a total attributable gross floor area of 18.8 million square feet

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2003, the Group completed the following developments with a total attributable gross floor area of approximately 0.9 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Grand Regentville 9 Wo Mun Street, Fanling, New Territories	Residential/ Retail/ Car Parks	100%	603,929
2.	Horizon Place 100 Kwai Luen Road, Kwai Chung, New Territories	Residential	100%	205,580
3.	Sky Horizon 35 Cloud View Road, North Point, Hong Kong	Residential	100%	134,225
				943,734

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 2.3 million square feet in the next financial year:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Ocean View 1 Po Tai Street, Area 77, Ma On Shan, New Territories	Residential	100%	612,465

BUSINESS ACTIVITIES *(Continued)*

(2) Project Completion & Development Activities *(Continued)*

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
2.	Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon	Commercial	50%	413,915
3.	Parc Palais 18 Wylie Road, King's Park, Kowloon	Residential	30%	271,253
4.	Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial	19%	255,977
5.	The Cairnhill Route Twisk, Area 40 Tsuen Wan, New Territories	Residential	25%	206,909
6.	Imperial Villas Phase I & II 1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories	Residential/ Commercial	100%	180,403
7.	Embassy Lodge 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories	Residential	100%	166,840
8.	The Cliveden 98 Route Twisk, Area 40, Tsuen Wan, New Territories	Residential	50%	112,538
9.	St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories	Residential	100%	98,909
				2,319,209

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities

Sales revenue for the financial year was mainly derived from the sale of residential units from new projects namely Grand Regentville, Horizon Place and Sky Horizon. In total, over 95% of the units have been sold.

Between the fourth quarter of 2002 and up to March 2003, the property market was strengthened by the new housing policies announced in November 2002. Capitalising on the improved market sentiment during this period, the Group launched two residential projects, namely, Imperial Villas Phase I and Phase II in Yuen Long for sale in the first quarter of 2003. The projects are scheduled for completion in the financial year 2003/2004. Market response was encouraging with over 99% of units sold within a short period of time.




帝庭居
帝庭居

Units of Imperial Villas were well received during sales launch and virtually sold out.

The tensions in Iraq depressed the global economic climate which in turn interrupted the growth at the beginning of 2003 and adversely affected the market sentiment. Sales activities between March and May this year were low due to the outbreak of atypical pneumonia in Hong Kong which caused developers to postpone their projects. However, sales activities picked up by the end of the second quarter of 2003 when the epidemic was brought under control and the World Health Organisation removed Hong Kong from the list of affected areas. Home purchasers are regaining confidence and as a result buying sentiment is gathering momentum.

BUSINESS ACTIVITIES *(Continued)*

(3) Sales Activities *(Continued)*

Alongside this recovery, one of our joint venture projects, Phase I of The Cairnhill, located in the mid-levels of Tai Mo Shan and scheduled for completion in the financial year 2003/2004, was launched in June 2003. The project was well received by the market and sales were encouraging.

In July 2003, the Group also rolled out Oceania Heights in Tuen Mun while our joint venture partner marketed Anglers' Bay in Sham Tseng. As both projects are located within the catchment area of the West Rail, they received good response from the market and sales were again encouraging.

There have been signs that the demand for luxury properties has strengthened and in view of this trend, our luxurious residential joint venture project Parc Palais was marketed in August.



Oceania Heights in Tuen Mun received enthusiastic response from the market when it was launched.



BUSINESS ACTIVITIES *(Continued)*

(4) Rental Activities

As at 30th June, 2003, the Group had 8.6 million square feet of attributable gross floor area of completed investment properties, an increase from 8.1 million square feet in the previous financial year. The increase in 0.5 million square feet was mainly attributable to the addition of Cambridge Plaza and retail and car park spaces in Grand Regentville. The portfolio comprises diversified properties: 46% commercial; 26% industrial; 18% car parks; 7% hotels and 3% residential.



信和集團
SINO GROUP

The 1-month 'Sino Shop Assistant Campaign' organised by Sino Land last November completed on a happy note. Mr. Chan Cheung Kit (middle), General Manager (Leasing) presents the certificate and cheque to one of the Most Courteous Shop Assistant Champions at the prize presentation ceremony.

Rental activities for the Group recorded a growth in the first half of the financial year 2002/2003. Although the growth trend was hindered by atypical pneumonia which subsequently affected the businesses of our tenants and hotel revenue, the impact was partly mitigated by contingency plans and initiatives designed to manage and control unforeseen circumstances. Our property management arm implemented a series of measures to stay resilient against the epidemic and concurrently, the Group launched effective promotional activities in the shopping malls to boost both traffic flow and enhance customer loyalty, thereby creating more business opportunities for our tenants, enhancing the value of assets.





Numerous major events were held at Sino's shopping malls, attracting a large number of visitors.

The gross rental revenue of the Group, including the attributable share of its associates, has remained stable at HK$1,110 million compared to HK$1,106 million in the previous financial year with satisfactory overall occupancy. Their highly diversified nature and favourable locations continue to prove to be significant contributing factors in ensuring stable recurrent earnings.

Rental income of HK$1,110 million

BUSINESS ACTIVITIES *(Continued)*

(5) Finance

Cash resources of HK$9,046 million

The Group's gearing ratio has been reasonably stable. As at 30th June, 2003, it was maintained at approximately 36.6%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 16% was repayable within one year, 22% repayable between one and two years and 62% repayable between two and five years. The Group, including the attributable shares of its associates, had cash resources of approximately HK$9,046 million, comprising cash on hand of approximately HK$1,624 million together with committed undrawn facilities of approximately HK$7,422 million. Total asset value of the Group amounted to HK$40.8 billion. The shareholders' fund and net asset value per share of the Group amounted to HK$24.3 billion and HK$6.26 respectively.

In June 2003, the Group redeemed its securitised bonds with initial Hong Kong dollar equivalent loan amount of HK$2,343 million under Hong Kong Turbo Mortgage Funding Limited together with payment of costs of HK$108 million. This was done in relation to early termination of the interest rate and currency swaps. The early redemption of the bonds was financed partly by internal cash resources and partly by refinancing. It enabled the Group to reduce interest cost.

There was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2003. Foreign exchange exposure is kept at a minimal level. The majority of the Group's borrowings are subject to floating interest rates except for the Convertible Notes due 2007.

As at 30th June, 2003, the Group did not record any material changes in contingent liabilities since the previous financial year ended 30th June, 2002.

BUSINESS ACTIVITIES *(Continued)*

(6) Future Developments

The principal focus of the Group lies in property development and investments, with its land bank being continuously and selectively replenished in order to optimise future earnings potential. As at 30th June, 2003, the Group had approximately 9.5 million attributable square feet of land bank currently under development, about 80% of which is allocated for residential projects due for completion within the next four to five years.

The Group affirms its commitment to building premium properties, incorporating wherever possible environmentally friendly concepts and features in its new developments and property management to provide better quality for its customers.

We are delighted to announce that the project Park Avenue received the Highly Commended Certificate in the Prix d' Excellence 2003 of FIABCI Prix d' Excellence 2003 which recognises its architectural design. This is the second accolade in addition to the rating awarded by Property Times to acknowledge its quality and variety of clubhouse facilities during the financial year. In addition, The Fullerton Singapore was bestowed the Best New Business Hotel in Asia Pacific by Business Traveller Asia Pacific Awards 2002 and FIABCI Prix d' Excellence under the Leisure Category Winner at the 54th FIABCI World Congress 2003.

Other than the above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June, 2002.



Park Avenue has been awarded the Highly Commended Award at the 54th FIABCI World Congress this year. The award underscores the achievement of Sino Land in the pursuit of world-class real estate development excellence.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group places great significance on corporate integrity, business ethics and good governance while acknowledging its corporate responsibilities to society. We believe that interests of long-term shareholders can best be optimised by conducting our business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in daily operations and business development. During the year, the Group organised fund-raising activities for Hong Kong Red Cross and Hong Kong Community Chest.

Our wholly-owned subsidiary, Sino Estates Management Limited, which focuses on asset and customer relation management, received several awards in recognition of its contributions to society and reinforcement of environmental protection for the benefit of its residential and commercial portfolios.

Sino Estates Management Limited founded the 'Sino Volunteer Team' in June 2002 with an objective to build a more loving and caring community. Residents and tenants are encouraged to join forces with Sino staff to participate in social services and charity events.



In September 2002, Sino Estates Management Limited won the '2002 Estate for the Chest Award' (Yau Tsim Mong District) for considerable fund-raising activities on behalf of Hong Kong Community Chest and in December of the same year, a 'Caring Company Award' was bestowed on them by The Hong Kong Council of Social Service.

On the environmental protection side, four residential projects under the Company's management were awarded Certificates of 'Fresh Water Plumbing Quality Maintenance Recognition Scheme' by the Water Supplies Department in recognition of sterling work. In January 2003, Regentville, one of the estates that it manages, was presented with a Certificate of Merit under the 'Green Office Management in 2002 Eco-Business Awards'.



General Manager of SEML, Mr. Andy To (2nd right) together with Centre Managers of Island Resort, Mr. Derek Pang (right) and Ms. Louisa Lau of China Hong Kong City (left) received the ISO9001:2000 Certification from CEO of HKQAA, Mr. Raymond Chan (2nd left).

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY *(Continued)*

In addition, both Sing-Ho Security Services Limited and Best Result Cleaning Services Limited received ISO 9001 : 2002 Quality Management System certification which affirms their standards of operational efficiency and quality service.


2002
Hong Kong Eco-Business Awards
香 港 環 保 企 業 獎
Awards Presentation

Sino Estates Management Limited won the Merit Prize of 2002 Hong Kong ECO – Business Awards, for its outstanding achievement in environmental protection.

EMPLOYEE PROGRAMMES

During the financial year, the Group held various internal and external training programmes for over 4,680 employees which are designed, amongst other things, to strengthen their language proficiency, professional knowledge and management know-how as well as to enhance their productivity. Course contents covered language skills; customer relations and customer service; information technology; self-enhancement initiatives and environmental conservation in respect of office administration, property management and project management. New courses will continually be developed to meet corporate and specific career planning needs.

Just as the economic and social ties between the Mainland and Hong Kong strengthens, and so the Group continues its efforts in promoting the use of Putonghua amongst staff by providing courses for various levels on a regular basis. It is the Group's policy that all staff, in particular front-line positions, must uphold meticulous customer service standards. In this regard, a consultancy has been engaged to provide an intensive training programme on quality customer service practices. Over 2,000 staff undertook training during the financial year with positive and encouraging feedback from both participants and customers.

The Group also manages an 'Outstanding Employee Award' scheme to recognise and reward outstanding performances by employees and identify and train potential leaders. During the period, 16 employees received awards.

PROSPECTS

The financial year 2002/2003 was indeed challenging made so by an unstable business environment. The property market was strengthened by the housing measures announced by the Government in November 2002 which acted as important catalysts to build the foundation for a healthy and sustainable growth. As a result, the buying sentiment picked up in the first quarter of 2003, but the positive impact was impeded by adverse external factors, the war in Iraq and the unexpected outbreak of atypical pneumonia which severely affected not only property sales, but also in particular, tourism, hotels, food and beverage and retail businesses across Hong Kong and the region.

However, the negative effects have proved to be short-term with the war in Iraq now over and atypical pneumonia under control. Recovery is evident by the increase in inbound tourists rising from 0.43 million in May 2003 to 1.29 million in July 2003, favourable take-up in recent property sales and high shoppers flow in our shopping malls. The implementation of "individual visit" scheme will further boost tourists from the Mainland which will benefit both the hotel and retail sectors in Hong Kong. The lifting of maximum limit of foreign currency that mainlanders can bring to Hong Kong will also boost the local consumption and retail sales. The Government's plan to introduce additional initiatives with a view to maintaining a sustainable and healthy growth in property market will further bolster people's confidence in the market. These are positive effects for not only the property market but also for the growth of the economy.

In the medium to long term, the continuing economic development of the Pearl River Delta Region will increase trade and traffic flow and strengthen ties between the Region and Hong Kong aiding in our city's economic recovery. The establishment of the Closer Economic Partnership Arrangement in June 2003 whereby zero import tariff preference is applied to a selected range of exports from Hong Kong will facilitate Hong Kong businesses in that it creates a higher level of access to the Mainland market. This engenders economic activities between the territories resulting in mutual gain.

During the financial year, the Group replenished its land bank with an additional 2.7 million square feet of attributable gross floor area at fair prices. This new addition will provide stable earning prospects in the years to come. The pre-sale of the projects in the past two years helps secure earnings in the coming financial years. Approximately 75% of the residential units that are due for completion in the financial year 2003/2004 have been sold with attributable sale proceeds of over HK$3 billion. Barring any unforeseen circumstances, the recent recovery trend in the market should have a positive impact on the earnings of the Group for the financial year 2003/2004. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

On behalf of the Board, I would like to take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 23rd September, 2003

BIOGRAPHICAL DATA OF DIRECTORS

(I) EXECUTIVE DIRECTORS

Mr. Robert Ng Chee Siong, aged 51, an Executive Director since 1981 and Chairman of the Group since 1991, was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 27 years and is also Chairman of Tsim Sha Tsui Properties Limited ("TST Properties"), the holding company of the Company. Mr. Ng holds other chairmanships in listed companies in Hong Kong and Singapore.

Mr. Albert Yeung Pak Hin, aged 51, an Executive Director of the Company since 1996, is a graduate of the University of Manchester Institute of Science & Technology. He has been with the Company for more than 21 years and is very experienced in project management and cost control. Mr. Yeung was also a former member of the Advisory Committee on Building Services Engineering of the Hong Kong Polytechnic University.

Mr. Raymond Tong Kwok Tung, aged 61, an Executive Director of the Company since 1997, was admitted as a solicitor in Hong Kong in 1970 and in the United Kingdom in 1979 and is a consultant of a leading law firm in Hong Kong. He is also an Executive Director of TST Properties.

Mr. Ivan Lee Wank-hay, aged 45, an Executive Director of the Company since January 2003, is a graduate of hospitality management and held various senior positions in international hotel chains namely the Westin Hotels, Sheraton Hotels and Hyatt Hotels in Canada and the United States before returning to Hong Kong. He first joined the Royal Pacific Hotel & Towers as General Manager in 1991.

Mr. Yu Wai Wai, aged 43, an Executive Director of the Company since January 2003, is a member of the Hong Kong Institute of Architect, a Registered Architect and an Authorized Person (Architect). He has extensive experience in design, project management, construction site management and cost management. He joined the Company in 1992.

(II) INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ronald Joseph Arculli, GBS, OBE, JP, aged 64, an Independent Non-Executive Director of the Company since 1981, became a Member of the Legislative Council in 1988, representing the Real Estate and Construction functional constituency from 1991 to the end of June 2000. He is the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation, as well as the General Disciplined Services Sub-Committee (Standing Committee on Disciplined Services and Conditions of Service), a Board member of The Hong Kong Mortgage Corporation Limited and Chairman and a Steward of The Hong Kong Jockey Club. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is also a Managing Partner of a firm of solicitors in Hong Kong and he holds a number of directorships in listed companies in Hong Kong.

Mr. Paul Cheng Ming Fun, JP, aged 66, has been an Independent Non-Executive Director of the Company since 1995. He was a former member of the Hong Kong Legislative Council as well as Chairman of Inchcape Pacific Ltd., N M Rothschild & Sons (Hong Kong) Ltd., the Hong Kong General Chamber of Commerce, and the American Chamber of Commerce in Hong Kong. He is currently a Steward of the Hong Kong Jockey Club and an independent Non-Executive Director of several listed companies on the Hong Kong Stock Exchange. He is an Adjunct Professor of Management of Organisations of the Hong Kong University of Science and Technology and is also a member of the Council of the Chinese University of Hong Kong.

DIRECTORS' REPORT

The Directors present their annual report and the audited financial statements for the year ended 30th June, 2003.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries are set out in note 44 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 61.

An interim dividend of HK2 cents per share amounting to HK$77,369,560 was paid to the shareholders during the year. The Directors now recommend the payment of a final dividend of HK2 cents per share to the shareholders on the Register of Members on 18th November, 2003, amounting to HK$77,726,686.

INVESTMENT PROPERTIES

During the year, the Group acquired and disposed of its investment properties of HK$27,797,214 and HK$118,300,163, respectively, transferred from properties under development of HK$164,235,090 and revalued all its investment properties at the year end date. Net deficit on revaluation amounting to HK$1,231,115,559 has been charged directly to the investment property revaluation reserve.

Details of these and other movements during the year in the investment properties of the Group are set out in note 15 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group are set out in note 17 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 30th June, 2003 are set out on pages 234 to 250.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and associates at 30th June, 2003 are set out in notes 44 and 45 to the financial statements, respectively.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 29 to the financial statements.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 39,426,000 ordinary shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") at an aggregate consideration of HK$90,262,382. All of the shares were subsequently cancelled. The nominal value of the cancelled shares of HK$39,426,000 during the year was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share *HK$*	Lowest price paid per share *HK$*	Aggregate consideration *HK$*
August 2002	4,500,000	2.675	2.475	11,596,079
September 2002	2,500,000	2.275	2.075	3,191,830
October 2002	2,180,000	2.300	2.225	7,262,418
November 2002	1,600,000	2.625	2.525	4,128,602
December 2002	5,600,000	2.550	2.375	13,979,813
January 2003	4,500,000	2.525	2.375	11,090,606
February 2003	2,100,000	2.450	2.350	4,996,017
March 2003	2,846,000	2.275	2.125	6,327,602
April 2003	8,100,000	2.125	1.990	16,560,468
May 2003	5,500,000	2.050	1.990	11,128,947
	39,426,000			90,262,382

The purchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the year.

CONVERTIBLE NOTES

Details of the convertible notes of the Group in issue during the year are set out in note 28 to the financial statements.

TREASURY, GROUP BORROWINGS AND INTEREST CAPITALISED

The Group maintains a prudent approach in its treasury management with foreign exchange exposure being kept at a minimal level and interest rates on a floating rate bases. Bank loans, overdrafts and other borrowings repayable within one year or on demand are classified as current liabilities. Repayment analysis of bank loans and other borrowings as at 30th June, 2003 are set out in note 26 to the financial statements.

Interest expenses capitalised by the Group during the year in respect of properties under development amounted to HK$46,673,097.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

Mr. Robert Ng Chee Siong	
Mr. Albert Yeung Pak Hin	
Mr. Raymond Tong Kwok Tung	
Mr. Ivan Lee Wank-hay	(appointed on 1st January, 2003)
Mr. Yu Wai Wai	(appointed on 1st January, 2003)
Mr. Robert Lee Chi Hong	(resigned on 12th August, 2002)
Mr. Ambrose Cheung Wing Sum, JP	(resigned on 19th September, 2002)
Mr. Benjamin Lam Yu Yee	(resigned on 6th July, 2003)

Independent Non-Executive Directors

Mr. Ronald Joseph Arculli, GBS, OBE, JP
Mr. Paul Cheng Ming Fun, JP

In accordance with the provisions of the Company's Articles of Association, Messrs. Ronald Joseph Arculli, GBS, OBE, JP, Raymond Tong Kwok Tung, Ivan Lee Wank-hay and Yu Wai Wai will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

DIRECTORS' INTERESTS

As at 30th June, 2003, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	No. of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,583,024	Beneficial owner of 115,336 shares and spouse interest in 2,467,688 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Paul Cheng Ming Fun, JP	60,185	Beneficial owner	≃ 0%
Mr. Albert Yeung Pak Hin	14,641	Beneficial owner	≃ 0%
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Benjamin Lam Yu Yee *(Note A)*	–	–	–
Mr. Ivan Lee Wank-hay	–	–	–
Mr. Yu Wai Wai	–	–	–

Note A: Mr. Benjamin Lam Yu Yee resigned as Executive Director with effect from 6th July, 2003.

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	No. of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	524,720	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	Beneficial owner	≃ 0%
Mr. Paul Cheng Ming Fun, JP	–	–	–
Mr. Albert Yeung Pak Hin	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Benjamin Lam Yu Yee *(Note A)*	–	–	–
Mr. Ivan Lee Wank-hay	–	–	–
Mr. Yu Wai Wai	–	–	–

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	No. of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Perfect Finance Limited	1 *(Notes 1 & 5)*	50%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

DIRECTORS' INTERESTS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies *(Continued)*

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% wholly-owned by Boswell Holdings Limited ("Boswell") in which Mr. Robert Ng Chee Siong had a 50% control.*
2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*
3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*
4. *The shares were held by Jade Result Limited, a wholly-owned subsidiary of Osborne.*
5. *The share(s) was(were) held by Osborne.*
6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*
7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*
8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*
9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*
10. *The shares were held by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

(c) Long Positions in Underlying Shares and Debentures
Short Positions in Shares, Underlying Shares and Debentures

There were no long positions in the underlying shares and debentures or any short positions in the shares, underlying shares and debentures of the Company and its associated corporations, which were recorded in the register as required to be kept under Section 352 of Part XV of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code contained in the Listing Rules.

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company, its holding company, any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Pursuant to paragraph 8.10 of the Listing Rules, the Company discloses that during the year and up to the date of this report, Mr. Robert Ng Chee Siong, the Chairman of the Board, held interests and/or directorships in companies engaged in businesses of property investment, development and management in Hong Kong.

As the Board of Directors of the Company is independent of the boards of these companies and maintains two Independent Non-Executive Directors, the Group operates its businesses independently of, and at arm's length from, the businesses of these companies.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Apart from the transactions disclosed under the heading "Related Party Transactions" as set out in note 43 to the financial statements, there were no other contracts of significance in relation to the Group's business, to which the Company, its holding company, its subsidiaries or fellow subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

None of the Directors of the Company has a service contract with the Company or any of its subsidiaries not determinable by the employing company within one year without payment of compensation (except for statutory compensation).

CONNECTED TRANSACTIONS

A. During the year, the Company announced that it had entered into the following connected transactions, particulars of which are disclosed herein as required under the Listing Rules:

(a) Acquisition of Shares and Taking up of a Loan

On 26th June, 2003, the Company's wholly-owned subsidiaries, King Chance Development Limited ("King Chance") and Sing-Ho Finance Company Limited ("Sing-Ho Finance"), entered into respective agreements with Millwood Limited ("Millwood") and Cliveden Finance Company Limited ("Cliveden Finance"). Pursuant to such agreements, inter alia, (a) King Chance agreed to acquire from Millwood 100,000 shares, representing 100% of the issued shares, of Jade Bird Development Limited ("Jade Bird") which holds 100% interest in Cambridge Plaza, an industrial building, at a consideration of HK$100,000, and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan in the amount of HK$104,817,784 due by Jade Bird to Cliveden Finance at a consideration of HK$92,568,458, in each case subject to adjustment by reference to the post-completion audited accounts. Completion took place on 26th June, 2003.

Millwood and Cliveden Finance are both indirect wholly-owned subsidiaries of Boswell Holdings Limited ("Boswell"), in which Mr. Robert Ng Chee Siong, Chairman and Executive Director of the Company, has a 50% interest. Boswell is an associate of Mr. Ng, and therefore, a connected party to the Company under the Listing Rules.

The Company has substantial experience and expertise in managing industrial buildings. The acquisition of shares and taking up of a loan enable the Company to hold the entire interest in Cambridge Plaza, providing an opportunity for the Company to maximise and capitalise on the value of such property.

CONNECTED TRANSACTIONS *(Continued)*

A. *(Continued)*

(b) Share Disposal and Loan Assignment

On 26th June, 2003, the Company and Sing-Ho Finance entered into respective agreements with Erleigh Property Limited ("Erleigh") and Seaview Finance Company Limited ("Seaview Finance"). Pursuant to such agreements, inter alia, (a) the Company agreed to sell to Erleigh one share, representing 50% of the issued shares, of Kotachi Limited ("Kotachi") which holds 100% interest in Pacific Trade Centre, an industrial building, at a consideration of HK$30,755,779; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan in the amount of HK$61,921,021 due by Kotachi to Sing-Ho Finance on a dollar-for-dollar basis, in each case subject to adjustment by reference to the post-completion audited accounts. Completion took place on 26th June, 2003.

Seaview Finance and Erleigh are both indirect wholly-owned subsidiaries of Boswell.

Since the Company did not have a controlling interest in the industrial property of Pacific Trade Centre, further capitalisation on the value of this property would be limited. The share disposal and loan assignment as mentioned above allow the Company to divest its interest in Pacific Trade Centre.

The Directors consider the above acquisition and disposal of shares and taking up and assignment of loans enable the Company to enhance the control over its industrial property portfolio.

B. During the year, the Group made advances upon normal commercial terms to its non wholly-owned subsidiaries, particulars of which are disclosed herein as required under the Listing Rules:

(a) During the year, the Group made advances totalling HK$40,329,706 to Firm Wise Investment Limited ("Firm Wise"), a 70% owned subsidiary of the Company, to finance the operating cost of the property, the Centrium. The advances are unsecured, bearing interest at cost of funds plus a margin and having no fixed repayment terms. The advances made are proportional to the Group's shareholding interest in Firm Wise, the remaining share interests of which are held by an independent third party which is connected to the Group only through its substantial shareholding in Firm Wise.

(b) During the year, the Group made advances totalling HK$529,761,006 to Grand Creator Investment (BVI) Limited ("Grand Creator"), a 60% owned subsidiary of the Company, to finance the loan on-lent to Grand Creator's wholly-owned subsidiary, Grand Creator Investment Limited. The loan is to finance the development cost of MTR Hang Hau Station development. The advances are unsecured, bearing interest at cost of funds plus a margin and having no fixed repayment terms. The advances made are proportional to the Group's shareholding interest in Grand Creator, the remaining share interests of which are held by an independent third party which is connected to the Group only through its substantial shareholding in Grand Creator.

Details of other related party transactions are set out in note 43 to the financial statements.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 30th June, 2003, the interests and short positions of the Substantial Shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

(a) **Long Positions in Shares of the Company**

Name of Substantial Shareholders	No. of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,159,981,219 *(Notes 1 & 5)*	Beneficial owner of 24,379,470 shares, spouse interest in 3,246,594 shares and interest of controlled corporations in 2,132,355,155 shares	55.57%
Tsim Sha Tsui Properties Limited	2,074,091,647 *(Notes 1(a) (b) & 5)*	Beneficial owner of 1,030,437,137 shares and interest of controlled corporations in 1,043,654,510 shares	53.36%
Mr. Chen Din Hwa	428,138,950 *(Notes 2 & 4)*	Interest of a controlled corporation	11.02%
Ms. Chen Yang Foo Oi	428,138,950 *(Notes 2, 3 & 4)*	Spouse interest	11.02%
Xing Feng Investments Limited	428,138,950 *(Notes 2 & 4)*	Interest of a controlled corporation	11.02%
Nice Cheer Investment Limited	428,138,950 *(Notes 2 & 4)*	Beneficial owner	11.02%
Name of Other Shareholders	**No. of Ordinary Shares**	**Capacity and Nature of Interest**	**% of Issued Share Capital**
Solid Construction Materials Company Limited	380,089,435	Security interest in 379,946,417 shares and beneficial owner of 143,018 shares	9.78%
Spangle Investment Limited	230,598,119 *(Note 5)*	Beneficial owner	5.93%

Notes:

1. *As regards 2,132,355,155 shares held by controlled corporations:*
   - *(a) 1,030,437,137 shares were held by Tsim Sha Tsui Properties Limited which was 71.71% controlled by Mr. Ng Teng Fong;*
   - *(b) (i) 31,631,643 shares were held by Orchard Centre Holdings (Pte) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*
     - *(ii) 1,012,022,867 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 230,598,119 shares held by Spangle Investment Limited (Note 5)); and*
   - *(c) 58,263,508 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 856 shares by Fanlight Investment Limited, 24,505,512 shares by Karaganda Investments Inc., 1,078,163 shares by Orient Creation Limited, 5,115,333 shares by Strathallan Investment Limited, 15,417,685 shares by Strong Investments Limited, 11,880,854 shares by Tamworth Investment Limited and 265,105 shares by Transpire Investment Limited.*
2. *428,138,950 shares were held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*
3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*
4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*
5. *230,598,119 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS *(Continued)*

(b) Long Positions in Underlying Shares
Short Positions in Shares and Underlying Shares

There were no long positions in the underlying shares or any short positions in the shares and underlying shares of the Company, which were recorded in the register as required to be kept under Section 336 of Part XV of the SFO.

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$978,650.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of sales and purchases attributable to the Group's five largest customers and suppliers, respectively, is less than 30% of the Group's total sales and purchases for the year and the Directors do not consider any one customer or supplier to be influential on the Group.

AUDIT COMMITTEE

Pursuant to the requirements of the Listing Rules, an Audit Committee comprising Messrs. Ronald Joseph Arculli, GBS, OBE, JP and Paul Cheng Ming Fun, JP, Independent Non-Executive Directors, was established on 23rd September, 1998. The Audit Committee reports to the Board and has held regular meetings since its establishment to review and recommend to improve the Group's financial reporting process and internal controls.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 30th June, 2003 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The term of office for each Independent Non-Executive Director is the period up to his retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Robert NG Chee Siong
Chairman

Hong Kong, 23rd September, 2003

Completed properties

1. Westin Centre
2. Grand Palisades
3. Central Park
4. Far East Finance Centre
5. Cambridge Plaza
6. Dynasty Heights
7. Island Resort
8. Greenfields
9. Majestic Park
10. Island Harbourview
11. Grand Dynasty View
12. Park Avenue
13. Belair Monte
14. Sky Horizon
15. Horizon Place
16. Grand Regentville
17. Lincoln Centre

Properties under development

18. Kowloon Inland Lot No. 11158
19. Ocean View, Sha Tin Town Lot No. 481
20. The Cliveden, Lot No. 404
21. The Cairnhill, Lot No. 395
22. Anglers' Bay, Lot No. 214 in DD387, Sham Tseng
23. Residence Oasis, Tseung Kwan O Town Lot No. 24, MTR Hang Hau Station Development
24. Skyline Tower, New Kowloon Inland Lot No. 5846
25. Embassy Lodge, Lot No. 2543
26. St Andrews Place, Lot No. 943
27. Parc Palais, Kowloon Inland Lot No. 11118
28. Oceania Heights, Tuen Mun Town Lot No. 432
29. Imperial Villas, Lot No. 2051 and 2052
30. The Beacon Hill, New Kowloon Inland Lot No. 6196
31. Piper's Hill, New Kowloon Inland Lot No. 6378
32. Tsuen Wan Town Centre Redevelopment

Investment properties

33. The Centrium
34. 148 Electric Road
35. Central Plaza
36. Conrad Hong Kong
37. Harbour Centre
38. Hollywood Centre
39. Marina House
40. One Capital Place
41. Pacific Palisades
42. Pacific Plaza
43. Island Resort Mall
44. 25/F United Centre
45. Olympian City 1
46. Olympian City 2
47. The Astrid
48. Cameron Plaza
49. China Hong Kong City
50. Corporation Square
51. Futura Plaza
52. Sunley Centre
53. Westley Square
54. Fullerton Centre
55. Hong Kong Pacific Centre
56. Kwun Tong Harbour Plaza
57. Kwun Tong Plaza
58. Omega Plaza
59. Parmanand House
60. Po Hing Centre
61. Remington Centre
62. Sunshine Plaza Shopping Arcade
63. Tsim Sha Tsui Centre
64. Yau Tong Industrial City
65. Avon Park Shopping Arcade
66. Springdale Villas Shopping Arcade
67. Golden Plaza
68. Mansfield Industrial Centre
69. Maritime Bay Shopping Arcade
70. Parklane Centre
71. Ping Wui Centre
72. Shatin Galleria
73. Tuen Mun Town Plaza, Phase I
74. The Waterside Shopping Arcade
75. 15 Shek O Headland
76. No. 1 Chatham Path, Mid-levels
77. No. 8 Mount Cameron Road, The Peak
78. 38 Repulse Bay Road
79. Bayview Park
80. No. 1 Hung To Road



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71
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Mass Transit Railway
KCR – East Rail
KCR – West Rail (Due for completion 2003)
Ma On Shan Rail (Due for completion 2004)
KCR – Light Rail
Airport Railway & MTR Tung Chung Line
Route 3


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13
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25
26
17
65
11
2
74
19
72
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32
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52
15
31
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30
9
24
60
45
47
10
3
50
80
23
69
18
46
12
58
51
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1
54
61
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62
27
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48
64
49
63
59
38
34
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37
4
33
40
14
41
36
76
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7
43
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75



SKY HORIZON

Conveniently situated near the MTR Fortress Hill Station and many prestigious schools, Sky Horizon is located in the exclusive Braemar Hill area. This luxurious residential development offers a spectacular seaview for all of its 108 units, including 4 duplexes, together with comprehensive clubhouse facilities. The development is well received by the market and all units have been sold.









GRAND REGENTVILLE

The distinctively designed Grand Regentville is composed of 662 units in 3 towers, with 400,000 square feet of large-scale cultural and recreational facilities surrounded by a splendidly landscaped garden. The development is well received by the market and all units have been sold.

HORIZON PLACE

Conveniently located near MTR Kwai Fong Station and Metro Plaza Shopping Mall, the luxurious 372-unit residential complex of Horizon Place is attractively landscaped with spectacular views of the Tsing Ma Bridge and Rambler Channel, and equipped with the finest clubhouse facilities.





Properties under Development



WEST KOWLOON PROJECT

West Kowloon (KIL 11158) – 1,052 residential units with full panoramic seaviews of the Victoria Harbour, this new development will be completed with full recreational facilities and direct access to the MTR Olympic Station.



SKYLINE TOWER

Skyline Tower – Strategically located in the rejuvenating commercial district of Kowloon Bay and next to the MTR Kowloon Bay Station, this Grade A high technology intelligent office tower offers state-of-the-art facilities with a panoramic harbour view supplemented by professional property management.



THE CAIRNHILL

Nestled in the lush rolling hills of Tsuen Wan's mid-levels, The Cairnhill is a low-density residential development consisting of 16 European style low-rise blocks. All 770 of the spacious units are perfectly positioned to capture panoramic views.



RESIDENCE OASIS

Located atop the MTR Hang Hau Station of Tseung Kwan O, the Residence Oasis is a magnificent residential development with shopping and recreational facilities. This development includes 6 towers of 2,130 units, each with an environmental balcony.



PARC PALAIS

Parc Palais – Located at one of the most prestigious addresses in King's Park, Kowloon, the site will be developed into a top-class residence of 700 luxurious apartments. The development is scheduled for completion in the first quarter of 2004.



OCEANIA HEIGHTS

Oceania Heights offers 544 seaview residential units with modern architectural features in 2 high-rise towers and full clubhouse facilities. The development is ideally situated near LRT Goodview Garden Station and West Rail Tuen Mun Station.

Properties under Development





TSUEN WAN TOWN CENTRE DEVELOPMENT

The development, with a large trendy shopping centre, is ideally located in Tsuen Wan town centre, opposite the Tsuen Wan City Hall and a 8-minute walk from the MTR Tsuen Wan Station or a 5-mintute walk from Tsuen Wan West Station on KCR West Rail. Over 1,900 residential flats in 5 towers will be complemented by excellent clubhouse facilities.



THE CLIVEDEN

The Cliveden – Rising amid the exuberant greenery at 98 Route Twisk, The Cliveden is the first signature residence amongst this tranquil setting of Tsuen Wan Mid-Levels. Commanding a panoramic view of the vibrant Tsuen Wan cityscape and the spectacular Rambler Channel, The Cliveden is just 5 minutes away from the town centre and the MTR Tsuen Wan Station.



ANGLERS' BAY

Soaring majestically from the beachfront of the Sham Tseng Bay, this modern development offers 248 deluxe oceanfront apartments with a tranquil setting for the perfect living environment.





THE BEACON HILL

Located in the prestigious Beacon Hill area, this luxurious residential development offers 22 deluxe villas and 232 apartments with the finest clubhouse facilities. Finished to the highest standard, it commands the panoramic views of Victoria Harbour and Kowloon Peninsula.



SHA TIN RACECOURSE HO TUNG LAU DEVELOPMENT

The development will provide over 1,500 apartments with spectacular panoramic views of Tolo Harbour and Sha Tin Racecourse. With comprehensive clubhouse facilities, this development will be well served by major transport arteries with direct access to the KCR Fo Tan Station.





CENTRAL PLAZA

A 78-storey state-of-the-art 'intelligent' office building with a gross floor area of 1.4 million square feet, Central Plaza offers a panoramic view of the Victoria Harbour. It is one of the tallest skyscrapers in Hong Kong and the most prominent landmark around Hong Kong Island's skyline.



CHINA HONG KONG CITY

The largest gold glass-clad complex in the world, China Hong Kong City is a massive 2.6 million square feet retail-cum-office-cum-hotel complex. Also known as 'the Golden Gateway to China', it houses Hong Kong's busiest ship and ferry terminal that provides ferry services between Hong Kong and the coastal cities of China including Macau.


Tuen Mun Town Plaza

TUEN MUN TOWN PLAZA

The heavy pedestrian traffic in Tuen Mun Town Plaza makes it the busiest retail centre of Northwest New Territories. The renovated shopping mall with approximately 700,000 square feet of retail space enjoys full occupancy, generating attractive rental income for the Group.



OLYMPIAN CITY 2

Strategically located at MTR Olympic Station, the massive 511,287 square feet Olympian City 2 shopping mall is the most popular shopping mall in West Kowloon.



CARPARK

The Group owns over 7,400 car parks and is one of the largest car-park operators in Hong Kong, rendering an important source of recurrent income to the Group.



PACIFIC PALISADES

Pacific Palisades is a multi-tower, luxurious residential development with 830 units that offers unbeatable seaviews and the most comprehensive recreational and sport facilities for its residents.



CONRAD HONG KONG

As one of Asia's premier 5-star international hotels, Conrad Hong Kong has a well-earned reputation. Strategically located above the prestigious Pacific Place shopping mall and in the heart of the Central Business District, it is within walking distance to the MTR Admiralty Station and the Hong Kong Star Ferry. Offering 513 guest rooms including 46 suites, the hotel is also equipped with a business centre, an extensive range of conference and function facilities as well as a complete host of renowned food and beverages outlets.



















THE FULLERTON SINGAPORE

The Fullerton Singapore has been awarded the Winner title of Prix d'Excellence (Leisure Category) at the 54th FIABCI World Congress this year. Located at the forefront of Singapore's financial heart – Raffles Place, this neo-classical architecture turned international hotel comprising 400 rooms and suites offers five-star hospitality services, complemented by an innovative dining and entertainment complex – 'One Fullerton' at the waterfront. Adjudicated by an international panel of top architecture and property experts, the FIABCI Prix d'Excellence stands as a proof of Sino's achievement in world-class property development.

(1) LAND BANK

Total land bank of 18.8 million square feet

As at 30th June, 2003, the land bank of Sino Group increased to 18.8 million square feet from 17 million square feet in the previous financial year due to new site acquisitions mainly for residential development. The Group's land bank comprises a well-diversified portfolio of properties: residential (44%), commercial (32%), industrial (13%), car parks (8%) and hotels (3%). Most of the residential developments currently under construction are located in popular locations throughout the territory and are conveniently served by various modes of transportation including railway and subway lines.

During the financial year, the Group acquired two additional plots of land located in fast growing new towns in Hong Kong thereby increasing the land bank by about 2.7 million square feet of attributable gross floor area. The Group's commercial buildings and car parks are held mainly for long-term investment, thereby generating a stable stream of recurrent income for the Group. The following table shows the breakdown of the Group's land bank as at 30th June, 2003.

By Status and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Development for Sale	7,329,953	1,312,532	—	—	—	8,642,485	46%
Completed Investment Properties	231,851	3,972,018	2,174,392	1,557,664	631,929	8,567,854	46%
Development for Investment	166,840	669,892	—	—	—	836,732	4%
Completed Properties for Sale	466,736	37,753	265,610	—	—	770,099	4%
Total	**8,195,380**	**5,992,195**	**2,440,002**	**1,557,664**	**631,929**	**18,817,170**	**100%**
Percentage	44%	32%	13%	8%	3%	**100%**	

By Location and Usage

	Residential	Commercial	Industrial	Car Park	Hotel	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
New Territories	5,166,641	1,673,989	644,007	1,112,610	—	8,597,247	46%
Kowloon	1,367,873	2,002,780	1,795,995	391,452	—	5,558,100	29%
Hong Kong Island	419,438	1,059,745	—	53,602	165,506	1,698,291	9%
China and Singapore	1,241,428	1,255,681	—	—	466,423	2,963,532	16%
Total	**8,195,380**	**5,992,195**	**2,440,002**	**1,557,664**	**631,929**	**18,817,170**	**100%**
Percentage	44%	32%	13%	8%	3%	**100%**	

(1) LAND BANK *(Continued)*


Land Bank – Breakdown by Usage
(As at 30th June)
Million Square Feet
20
18
16
14
12
10
8
6
4
2
0
15.2
14.9
15.0
17.0
18.8
0.7
0.7
0.7
0.7
0.6
1.5
1.5
1.6
1.6
1.6
2.6
2.6
2.2
2.4
2.4
4.9
4.9
5.4
5.7
6.0
5.5
5.2
5.1
6.6
8.2
1999
2000
2001
2002
2003
Hotel
Car Park
Industrial
Commercial
Residential

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR

Sky Horizon (100% owned)
35 Cloud View Road, North Point, Hong Kong

This site is located in the prestigious residential area of Braemar Hill, close to the shopping district of Causeway Bay and the Central Business District. This prestigious residential development yields 108 units of high-quality flats, each unit affording a panoramic view of Victoria Harbour. Construction was completed in December 2002 and all the units have already been sold.

Grand Regentville (100% owned)
9 Wo Mun Street, Fanling, New Territories

This 603,929 square feet development provides 384,175 square feet of residential space comprising 662 residential units, 71,462 square feet of commercial space and 148,292 square feet of parking space. The Occupation Permit was issued in October 2002. All the residential units have now been sold.

(2) HIGHLIGHTS OF THE GROUP'S PROPERTIES COMPLETED DURING THE YEAR *(Continued)*

Horizon Place (100% owned)
100 Kwai Luen Road, Kwai Chung, New Territories

Located in the fast growing district of Kwai Chung, the development is well served by a wide range of public transport. The project offers a total of 372 residential units with a total gross floor area of 205,580 square feet. Construction was completed in October 2002.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES

Ocean View (100% owned)
1 Po Tai Street, Ma On Shan, New Territories

The site is located in one of the fastest growing new towns and can be accessed by various transport modes including the Ma On Shan Rail scheduled for completion in 2004. Ocean View incorporates a number of environmentally friendly features such as balconies, a material recovery room on each floor, naturally ventilated car parks and outdoor solar lighting systems. A tastefully landscaped garden area located on the podium provides a relaxing ambience. The project, which was completed in August 2003, provides a total of 911 residential flats and approximately 110,000 square feet of indoor and outdoor clubhouse facilities. Over 99% of the residential units have now been sold.

Imperial Villas Phase I and II (100% owned)
1 & 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories

Located in Ping Shan adjacent to the Light Rail's Tong Fong Station, the development comprises a low-rise residential compound offering a total of 298 flats and 860 square feet of retail space. Foundation and piling works have now been completed and the project is due for completion in October 2003. Pre-sale of the projects was started in January this year. Over 99% of the units have been sold in a very short period of time.

The Cliveden and The Cairnhill (50% and 25% owned respectively)
Tsuen Wan Area 40, Lot No. 404 and Lot No. 395, New Territories

These two sites are located at the mid-levels of Tai Mo Shan and command a panoramic view of Tsuen Wan, the Tsing Ma Bridge and Kap Shui Mun. Upon completion in the financial year of 2003/2004, the developments will provide in excess of 1 million square feet of residential space comprising 980 luxurious flats.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Parc Palais (30% owned)
18 Wylie Road, King's Park, Kowloon

Located in one of the prime residential areas in King's Park in Kowloon, the site will be developed into a top class luxurious residential estate with 700 flats and a 3-storey clubhouse/car park podium. The development is scheduled for completion in the first quarter of 2004. Pre-sale was started in August 2003.

St Andrews Place (100% owned)
38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories, DD94L943

This unique low-density development, which comprises 26 quality detached houses, each with individual car-port, is situated in an exquisite area of the New Territories close to the Hong Kong Golf Club and HKJC Beas River Country Club. The foundation work has been laid and construction of the superstructure is well under way with plans for completion in January 2004.

Embassy Lodge (100% owned)
8 Kam Tsin South Road, Sheung Shui, New Territories DD92L2543

This unique low-density development is located on a scenic Sheung Shui country estate adjacent to The Hong Kong Golf Club and HKJC Beas River Country Club. When completed it will consist of 44 quality detached country style houses with 74 car-parking spaces. The development is expected to be completed in December 2003.

Residence Oasis (60% owned)
TKOTL 24, MTR Hang Hau Station Development, Tseung Kwan O, New Territories

The Group was awarded the tender to develop a 193,365 square feet site over the MTR Hang Hau Station in June 2002. The project which is being undertaken jointly by the Group and Kerry Properties Limited comprises 2,130 flats in 6 towers. Completion is expected to be in November 2004. A magnificent clubhouse comprising some 180,000 square feet offers a wealth of facilities including an 80 metres outdoor swimming pool, a 400 metres long jogging trail. Barbecue facilities and a bowling alley will also be built. The foundation and piling works have already been completed and the construction of the superstructure is well underway. The pre-sale consent was issued in August 2003.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

Oceania Heights (100% owned)
TMTL 432, Hoi Chu Road, Tuen Mun, New Territories

Located in one of the fastest growing new towns of New Territories, the development is close to major traffic arteries and can be conveniently reached by various transport means which will include the KCR West Rail. The existing local Light Rail system provides a convenient link with Yuen Long. The site is well served by public recreational facilities, schools and is approximately a 10-minute walk from Tuen Mun Town Plaza, Phase I. The project will offer 544 residential flats and 29,082 square feet of retail space. Completion is expected in August 2004. Pre-sale was started in July 2003 and over 76% of the units have now been sold.

Anglers' Bay (50% owned)
Tsuen Wan Lot No. 214 in DD387, Sham Tseng, New Territories

The development will consist of some 248 residential units in 2 towers with a total gross floor area of 177,335 square feet, affording a panoramic view of the Ma Wan Channel and Tsing Ma Bridge. Completion is expected to be in September 2004. Pre-sale was started in July this year and thus far market response has been satisfactory.

Piper's Hill Site (33.3% owned)
NKIL 6378, 2 and 4 Caldecott Road, Piper's Hill, Kowloon

This redevelopment project, located at the mid-levels of Piper's Hill, will provide 88 luxurious low-rise and low-density residential apartments with views overlooking the Kowloon Peninsula. Site preparation has been completed and piling work carried out. The project is scheduled for completion in December 2004.

West Kowloon Site (100% owned)
KIL 11158, Hoi Fai Road, West Kowloon Reclamation

The site is located at the waterfront of West Kowloon Reclamation and is adjacent to Island Harbourview and is about a 5-minute walk from the MTR Olympic Station. As it is close to the Sino Land's developments at the MTR Olympic Station, the Group can enjoy synergy and economies of scale in terms of project management and marketing. Upon the scheduled completion in June 2005, approximately 1,052 residential flats and 112,483 square feet of shopping mall will be provided.

(3) HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES *(Continued)*

The Beacon Hill (33.3% owned)
NKIL 6196, Junction of Cornwall Street and Tat Chee Avenue,
Kowloon Tong, Kowloon

The site is close to the City University of Hong Kong and within easy walking distance from the MTR and KCR Kowloon Tong Station. The Beacon Hill offers 232 residential flats and 22 luxurious townhouses with a full range of clubhouse facilities. The development is scheduled for completion in March 2005.

Skyline Tower (50% owned)
39 Wang Kwong Road, Kowloon Bay, Kowloon

This office redevelopment project located next to the East Kowloon Expressway was formerly known as Ahafa Cargo Centre and is about an 8-minute walk from the MTR Kowloon Bay Station. On completion, the project will yield an attributable gross floor area of 413,915 square feet. The targeted completion date is September 2003.

Raffles City Shanghai (19% owned)
Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai

The 46-storey prime office tower is located in the central business area of Huangpu District and surrounded by boutique shops that attract heavy pedestrian flow. The site covers 163,624 square feet and upon scheduled completion in December 2003, will provide a total of 1.35 million square feet of gross floor area.

Tsuen Wan Town Centre Redevelopment (100% owned)
TWTL 398, Tai Ho Road / Yeung Uk Road, Tsuen Wan

The Group received a joint venture contract from Urban Renewal Authority for the redevelopment of the Tsuen Wan Town Centre site in July 2002. The site is opposite to the Tsuen Wan City Hall and about a 5-minute walk from the MTR Tsuen Wan Station and a 10-minute walk from Tsuen Wan West Station on KCR West Rail which is due for completion in December 2003. A total of 1,920 residential flats in 7 towers with a total gross floor area of approximately 1.16 million square feet and 245,419 square feet of retail space are expected to be built. This project will be completed in the financial year of 2005/2006.

(3) **HIGHLIGHTS OF THE GROUP'S DEVELOPMENT PROPERTIES** *(Continued)*

Ho Tung Lau Site (100% owned)
STTL 470, Shatin, New Terriotries

The Group was awarded the development rights of Ho Tung Lau from KCRC in November 2002. The site is next to the KCRC's office in Fo Tan and opposite to Shatin Race course. It is only a 5-minute walk from the KCR Fo Tan Station. Upon its completion which is scheduled in the financial year 2006/2007, the project will yield some 1.3 million square feet of residential space providing about 1,560 units in 10 towers and 21,258 square feet of retail space.

(4) **INVESTMENT PROPERTIES**

8.6 million square feet of completed investment properties with diversified uses

The Group's completed investment portfolio was 8.6 million square feet in the financial year, comprising properties of diversified usage:

Use	Percentage
Office/Retail	46%
Industrial	25%
Car parks	18%
Hotels	8%
Residential	3%

The Group's investment property portfolio has maintained high occupancy rates throughout the year. Including contributions from associated and related companies, the total gross rental revenue has been stable at HK$1,110 million for this financial year.

The Group's investment property portfolio, including its attributable share in associated companies, is as follows:

Investment Portfolio

	Commercial	Industrial	Car Park	Hotel	Residential	Total Area	Percentage
			(Gross Floor Area in Square Feet)				
Completed Investment Properties	3,972,018	2,174,392	1,557,664	631,929	231,851	8,567,854	91%
Development for Investment	669,892	—	—	—	166,840	836,732	9%
Total	**4,641,910**	**2,174,392**	**1,557,664**	**631,929**	**398,691**	**9,404,586**	**100%**
Percentage	**49%**	**23%**	**17%**	**7%**	**4%**	**100%**	

(4) INVESTMENT PROPERTIES *(Continued)*

Gross Rental Income
(including those from associated and related companies attributable to the Group)
(For the years ended 30th June)


(HK$ Million)
1,400
1,200
1,000
800
600
400
200
0
1,055
1,038
1,115
1,106
1,110
1999
2000
2001
2002
2003
Year

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES

Olympian City 1 and 2 (30% and 42.5% owned respectively)
11 Hoi Fai Road and 18 Hoi Ting Road, MTR Olympic Station, Kowloon

These two shopping malls are part of the developments which surround the MTR Olympic Station in West Kowloon, a massive section of land reclaimed from Victoria Harbour. Both shopping malls are inter-connected and linked to the MTR Olympic Station. These developments are only 5 minutes from Central and about 18 minutes to Chek Lap Kok Airport on the MTR's Tung Chung Line.

Olympian City 2, with its 3 levels of shopping, 80,000 square feet of open piazza, about 200 retail outlets, a cinema and a bowling alley not only affords the consumer an excellent choice of entertainment and retail shopping, but also the opportunity to dine in a wide selection of restaurants. The mall is equipped with numerous plasma televisions, projector screens and a large outdoor LED screen which provide visual entertainment and other information to shoppers. To further enhance pedestrian flow and the popularity of the mall and promote customer loyalty, activities such as stage performance, lucky draw, family oriented events and joint promotions with movie companies and broadcasting media are organised on a regular basis. The mall achieved high occupancy throughout the year.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Island Resort Mall (40% owned)
28 Siu Sai Wan Road, Hong Kong

Island Resort Mall provides 189,190 square feet of retail space with more than 80 retail outlets and restaurants over three levels and in excess of 1,200 car parks offering a rich array of consumer choice. The ground floor comprises an air-conditioned public transport interchange equipped with a state of the art digital electronic information system. Served by different bus companies more than 20 bus routes link popular locations across the territory. The mall not only features fine retail shopping opportunities but also the relaxed appeal of a spacious promenade where one can enjoy the view of the Victoria Harbour. The mall enjoys high occupancy.

Futura Plaza (100% owned)
111-113 How Ming Street, Kwun Tong

This 26-storey building located in Kwun Tong is 3 minutes walk from the MTR Kwun Tong Station. The property has been retained for investment purpose. The project was completed in November 2001 and its occupancy rate is satisfactory.

148 Electric Road (100% owned)
Electric Road, North Point, Hong Kong

This is a prime commercial development near the MTR Fortress Hill Station and Cross-Harbour Tunnel. The development caters to a wide range of businesses and is within walking distance from five international hotels, including the City Garden Hotel. The project yields an attributable gross floor area of 197,400 square feet.

The Centrium (70% owned)
60 Wyndham Street, Central, Hong Kong

This Grade-A commercial development located near Lan Kwai Fong, the 'expatriate quarter' renowned for its cosmopolitan lifestyle, festive entertainment and dining activities, was completed in June 2001. It provides 255,911 square feet of international-class commercial space with a retail mall to match and complement the flamboyant atmosphere and popular eateries nearby.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

The Fullerton Singapore and One Fullerton (100% owned)
1 Fullerton Square and 1 Fullerton Road, Singapore

The Fullerton Singapore, characterised by its unique heritage building structure and contemporary interior design, is located in the heart of the Singapore Central Business District and on the seafront. Re-developed into a prestigious, world-class, 5-star hotel with 400 rooms and suites and linked by a subway with its adjacent commercial complex on the seafront, the project was completed in December 2000 and has been very well received.

In 2003, the project was bestowed FIABCI Prix d'Excellence under the Leisure Category Winner. The hotel was awarded the Best New Business Hotel in Asia Pacific (Business Traveller Asia Pacific Awards) in 2002 and has been admitted to Condé Nast Traveller's sixth annual 2002 Hot List of the world's top new hotels and has also received several awards such as the Urban Redevelopment Authority Architectural Heritage Award 2001, the Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category) and MIPIM Award 2002.

Conrad Hong Kong (30% owned)
Pacific Place, 88 Queensway, Hong Kong

This 5-star, international-class hotel is located above a major retail-shopping complex on Hong Kong Island and is managed by one of the most well known international hotel operators. Its excellent location and superior standard of service have made Conrad Hong Kong one of the most favoured hotels in the region.

Central Plaza (10% owned)
18 Harbour Road, Wan Chai, Hong Kong

Central Plaza, a 78-storey intelligent office building, with a full view of the Victoria Harbour, is recognized as the one of the tallest buildings in Asia. This Grade-A office tower has a gross floor area of approximately 1.4 million square feet. Located next to the Hong Kong Convention & Exhibition Centre, its prestigious location and advanced technical facilities have attracted many global corporate tenants. The building was completed in October 1992 and the occupancy is satisfactory.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

China Hong Kong City (25% owned)
33 Canton Road, Tsim Sha Tsui, Kowloon

China Hong Kong City, a development of 2.6 million square feet incorporating retail, offices, hotel, traffic interchange and ferry terminal, is located on the waterfront of western Tsim Sha Tsui. The unique gold curtain wall cladding and passenger facilities for the China Ferry Terminal have led to it's being recognised as the 'Golden Gateway to China'. With a continued expansion in traffic between Hong Kong and China's coastal cities (including Macau SAR), the pedestrian flow in the complex is enjoying tremendous growth, underpinning good business opportunities for office tenants, the retail tenants and hotel operation. It is currently undergoing a major renovation which is expected to be completed by the fourth quarter of 2003. The new retail ambience will reflect contemporary European style and inspiration. This new architectural design and finishes, coupled with a new and exciting retail mix, promises a new shopping experience for visitors, commuters and shoppers. Occupancy in the retail floors are expected to be full by end of 2003.

Tsim Sha Tsui Centre (45% owned)
Salisbury Road, Tsim Sha Tsui East, Kowloon

Tsim Sha Tsui Centre, located centrally in Tsim Sha Tsui East, is surrounded by several international-class hotels. The building is a popular choice for trading and manufacturing companies requiring office space. The Tsim Sha Tsui Extension on the KCR East Rail Extensions due for completion in 2004 and Tsim Sha Tsui Promenade Beautification Scheme will further boost traffic flow to the area. The occupancy rate for this property is satisfactory.

Tuen Mun Town Plaza, Phase I (100% owned)
1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories

In the fifteen years since its completion, Tuen Mun Town Plaza has grown from a major regional mall to the retail hub of the North-West New Territories. With direct access to the West Rail Tuen Mun Terminus to be in operation in December 2003, the local Light Rail system and bus terminus, the shopping mall draws substantial pedestrian traffic from the transport system that links the western New Territories. The exterior of Tuen Mun Town Plaza underwent a major renovation programme in 2002. The new design gives a refreshing and radiant new outlook, and depicts a modern life style. The complex is fully leased with a stable rental income contribution to the Group.

(5) HIGHLIGHTS OF INVESTMENT PROPERTIES *(Continued)*

Hong Kong Pacific Centre (100% owned)
28 Hankow Road, Tsim Sha Tsui, Kowloon

Located in the centre of Tsim Sha Tsui's bustling retail neighbourhood, this commercial development comprising a high-rise modern office tower and shopping centre podium, has a total gross floor area of 232,606 square feet. Most of the shops enjoy extensive street frontage with a heavy pedestrian flow generated from nearby Nathan Road.

Pacific Plaza (100% owned)
418 Des Voeux Road West, Hong Kong

Pacific Plaza is situated in the popular Western district near the Western Harbour Tunnel, and incorporates a future MTR exit on the ground level. This attractive commercial building of 23 storeys provides 131,960 square feet gross floor area of space and a 32,500 square feet shopping podium.

Omega Plaza (100% owned)
32 Dundas Street, Kowloon

Completed in 1993 and situated in the heart of Mongkok, Kowloon's most vibrant retail and business area, this property has 19 storeys of office space and a 4-storey shopping podium.

One Capital Place (100% owned)
18 Luard Road, Wan Chai, Hong Kong

This attractively designed commercial project, located in the heart of Wan Chai, is close to the MTR Wan Chai Station. The building has maintained satisfactory occupancy.

Cameron Plaza (100% owned)
23 Cameron Road, Tsim Sha Tsui, Kowloon

This Ginza-style commercial building is located within one of Kowloon's busiest retail and tourist areas. Both the retail space and the office floors enjoy high occupancy.

Marina House (100% owned)
68 Hing Man Street, Shau Kei Wan, Hong Kong

Located in one of the Island's busiest districts, the commercial development provides 119,298 square feet of office space over a shopping podium and a basement car-park.

(5) **HIGHLIGHTS OF INVESTMENT PROPERTIES** *(Continued)*

Sunley Centre (100% owned)
9 Wing Yin Street, Tsuen Wan, New Territories

The Centre was acquired in June 2002. This 18-storey and 170,570 square feet industrial building is located at the centre of the Tsuen Wan Industrial Zone and is close to the Kwai Chung terminals. The property is fully let.

Cambridge Plaza (100% owned)
188 San Wan Road, Sheung Shui, New Territories

Acquired in June 2003, Cambridge Plaza provides a total of 174,358 square feet of space for industrial use. The project has maintained full occupancy.

(6) **CHINA MARKET**

The Group has adopted a focused approach in managing its investments in Mainland China following the successful completion and marketing of the first development, Beverly Garden in Xiamen. The Group has 9 major developments in prime locations in Shanghai, Xiamen, Fuzhou and Guangzhou with a total developable and attributable gross floor area of 2.4 million square feet. Investments in the Mainland are mainly residential developments that will be constructed in phases to cater to the needs of the respective markets.

The overall land cost and carrying cost of these projects are low. Hence, the management believes that these projects will generate reasonable earnings in the long term.

(7) **CORPORATE FINANCE AND PUBLIC AFFAIRS**

Strong balance sheet position

With a steady recurrent income base from the property investment portfolio and proceeds from it's property sales, the Group has continued to maintain a sound financial position with healthy cash-flow. Gearing ratio has been managed at 36.6%. The Group has retired a total of HK$2.3 billion debts during the year.

The Group affirms its commitment to maintaining a high degree of corporate transparency as well as good communication with banks and investors. The Corporate Finance and Public Affairs Departments have used different channels including regular meetings with investors, fund managers and analysts; investor conferences; site visits, result briefings and the web site (www.sino-land.com) to disseminate information on the Group's latest developments.

Sino Club has over 56,000 members

Sino Club, established in July 1997, has now grown to a membership base of over 56,000 members. To enhance communication between the Group and its customers including property owners, residents and tenants, as well as the general public, Sino Club has bridged the gap with its members through newsletter, web site and e-mail.

(7) CORPORATE FINANCE AND PUBLIC AFFAIRS *(Continued)*

Efforts have also been put into focusing more on web-based channels of communication to help save paper. The members are offered a wide range of shopping and hospitality incentives at the Group and Group-related malls and hotels both in Hong Kong and Singapore, with exclusive home purchase privileges. They are also invited to priority previews of show flats and can enjoy activities arranged exclusively for them. As the Group markets more residential units and commercial space, Sino Club will see a further increase in its membership.

The Group regards staff training and development as one of its most important management objectives, and an integral part of building professionalism and integrity and maintaining excellence in service quality. During the year, the Group organised various types of training programmes for its employees to further enhance staff development and productivity. The Group arranges a broad range of seminars and training in customer service, language, environmental conservation and information technology to broaden the knowledge, skill and ultimately the quality of service provided by it's employees. The Group takes advantage of the many different channels of communication available, including the Internet and internal computer network facilities to promote the exchange of information and improve efficiency.

(8) PROPERTY MANAGEMENT

To upgrade service and maintain customers' satisfaction

As a vertically integrated company, the Group provides property management, cleaning, security, building maintenance and related services through its wholly-owned subsidiaries, Sino Estates Management Limited, Sino Estates Services Limited, Best Result Cleaning Services Limited, Sing-Ho Security Services Limited and its associated company, Sino Parking Services Limited. The property management portfolio will further expand in tandem with the accelerated property development programme of the Group. Currently, it manages about 144 estates including properties under the Group, other private estates and Government shopping malls with an aggregate gross floor area of over 44 million square feet.

During 2002/2003, rapid progress was achieved in several areas. A comprehensive training programme covering all relevant aspects of property management, in particular, customer service and language courses were conducted on a regular basis. On the strategic front, management of the seven most important clusters of properties, namely, Tsim Sha Tsui Centre, Tuen Mun Town Plaza, Pacific Palisades, Hong Kong Gold Coast, China Hong Kong City, Olympian City 1 and 2 and Island Resort has been upgraded through the appointment of Centre Managers. To cope with the expansion of property management operation and to address customers' expectations of quality service, the Group will continue to review, and where necessary upgrade, its services in pursuit of ever higher standards of property management services.

(8) PROPERTY MANAGEMENT *(Continued)*

Sino Estates Management Limited, Sing-Ho Security Services Limited and Best Result Cleaning Services Limited will continue to explore new business opportunities and widen the scope of their business activities to enhance shareholders' value. During the financial year, both Sing-Ho Security Services Limited and Best Result Cleaning Services Limited received ISO 9001: 2002 certification in Quality Management System. The Regentville, for which Best Result Cleaning Services Limited serves as cleaning company for the site, won the cleaning competition under the category of 'Estate Age Below 12 years' for the North District organised by the North District Office in March 2003.

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF SINO LAND COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 61 to 116 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30th June, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 23rd September, 2003

CONSOLIDATED INCOME STATEMENT

For the year ended 30th June, 2003

	NOTES	2003 HK$	2002 HK$
Turnover	4	**4,183,474,770**	2,713,424,196
Cost of sales		**(2,228,658,458)**	(757,448,223)
Direct expenses		**(636,704,875)**	(471,559,745)
		1,318,111,437	1,484,416,228
Other operating income		**55,696,382**	61,262,686
Unrealised holding loss on investments in trading securities		**(124,091,924)**	(180,228,233)
Impairment loss on investments in other securities		**(252,397,016)**	(103,107,616)
Loss on disposal of investments in other securities		**—**	(129,255,068)
Administrative expenses		**(394,326,211)**	(385,057,299)
Profit from operations	6	**602,992,668**	748,030,698
Finance income	7	**97,671,957**	125,470,873
Finance costs	8	**(530,517,532)**	(505,914,014)
Net finance costs		**(432,845,575)**	(380,443,141)
Share of results of associates	9	**(74,670,885)**	(105,090,846)
Profit on disposal of an associate		**30,528,060**	69,611,638
Profit on disposal of subsidiaries		**—**	12,712,419
Profit before taxation		**126,004,268**	344,820,768
Taxation	12	**(76,735,107)**	(89,775,703)
Profit before minority interests		**49,269,161**	255,045,065
Minority interests		**1,650,987**	7,742,631
Net profit for the year		**50,920,148**	262,787,696
Dividends	13	**154,658,197**	153,973,396
Earnings per share	14		
Basic		**1.32 cents**	6.81 cents

BALANCE SHEETS

At 30th June, 2003

		THE COMPANY		THE GROUP	
		2003	2002	**2003**	2002
	NOTES	***HK$***	*HK$*	***HK$***	*HK$*
Non-current assets					
Investment properties	15	**—**	—	**13,292,907,150**	14,448,546,536
Hotel property	16	**—**	—	**1,178,578,081**	1,154,228,706
Property, plant and equipment	17	**—**	—	**71,828,784**	80,221,262
Interests in subsidiaries	18	**22,207,583,002**	21,812,147,103	**—**	—
Interests in associates	19	**593,208,157**	591,401,221	**11,118,723,808**	11,813,274,134
Investments in securities	20	**689,936,569**	614,627,935	**1,003,414,144**	835,204,231
Advances to investee companies	21	**—**	—	**23,327,729**	78,651,026
Other non-current assets		**300,000**	300,000	**300,000**	300,000
Long-term loans receivable	22	**—**	—	**573,584,330**	692,615,355
		23,491,027,728	23,018,476,259	**27,262,664,026**	29,103,041,250
Current assets					
Properties under development		**—**	—	**8,845,310,945**	5,880,322,201
Stocks of unsold properties	23	**1,356,914**	1,356,914	**604,867,506**	291,156,405
Hotel inventories		**—**	—	**21,044,865**	21,946,321
Investments in securities	20	**360,227,955**	483,776,879	**361,634,955**	485,726,879
Amounts due from associates		**51,218,061**	350,742,779	**1,494,397,245**	2,174,700,180
Accounts and other receivables	24	**5,940,606**	5,908,281	**1,036,427,959**	726,740,336
Deposit paid for purchase of land		**—**	—	**—**	20,000,000
Current portion of long-term loans receivable	22	**—**	—	**22,097,946**	25,558,437
Taxation recoverable		**—**	—	**21,620,306**	8,747,697
Restricted bank deposits		**—**	—	**6,854,166**	525,153,593
Time deposits, bank balances and cash		**230,038**	250,638	**1,084,955,668**	2,207,629,294
		418,973,574	842,035,491	**13,499,211,561**	12,367,681,343
Current liabilities					
Accounts and other payables	25	**1,724,329**	2,334,481	**3,504,670,983**	4,787,555,900
Amounts due to associates		**2,717,081**	—	**358,676,369**	230,728,920
Taxation payable		**—**	—	**105,609,771**	50,391,217
Current portion of long-term unsecured bank loans	26	**—**	—	**13,100,640**	31,198,800
Current portion of long-term secured bank loans	26	**—**	—	**277,753,200**	237,664,400
Current portion of long-term unsecured other loan	26	**—**	—	**300,000,000**	—
Bank loans and overdrafts					
– secured		**4,564,000**	5,564,000	**528,664,000**	315,564,000
– unsecured		**—**	—	**233,940,000**	—
Secured other loans		**262,319,078**	259,782,635	**284,899,106**	289,480,785
		271,324,488	267,681,116	**5,607,314,069**	5,942,584,022
Net current assets		**147,649,086**	574,354,375	**7,891,897,492**	6,425,097,321
		23,638,676,814	23,592,830,634	**35,154,561,518**	35,528,138,571

BALANCE SHEETS *(Continued)*

At 30th June, 2003

	NOTES	THE COMPANY 2003 HK$	THE COMPANY 2002 HK$	THE GROUP 2003 HK$	THE GROUP 2002 HK$
Capital and reserves					
Share capital	29	**3,886,334,280**	3,874,211,830	**3,886,334,280**	3,874,211,830
Share premium and reserves	30	**19,750,670,388**	19,713,990,756	**20,449,512,316**	21,844,351,257
		23,637,004,668	23,588,202,586	**24,335,846,596**	25,718,563,087
Minority interests		**—**	—	**(1,011,765)**	2,408,637
Non-current liabilities					
Long-term borrowings					
– due after one year	26	**—**	—	**8,330,468,298**	7,907,674,702
Advances from subsidiaries	31	**1,672,146**	1,678,746	**—**	—
Advances from associates	32	**—**	2,949,302	**1,966,649,850**	1,704,050,548
Advances from investee companies	33	**—**	—	**10,375,165**	1,293,767
Advances from minority shareholders	34	**—**	—	**512,233,374**	194,147,830
		1,672,146	4,628,048	**10,819,726,687**	9,807,166,847
		23,638,676,814	23,592,830,634	**35,154,561,518**	35,528,138,571

The financial statements on pages 61 to 116 were approved and authorised for issue by the Board of Directors on 23rd September, 2003 and are signed on its behalf by:

Robert NG Chee Siong
Chairman

Raymond TONG Kwok Tung
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June, 2003

	Share capital *HK$*	Share premium *HK$*	Capital redemption reserve *HK$*	Investment property revaluation reserve *HK$*	Other security revaluation reserve *HK$*	Exchange reserve *HK$*	Retained profits *HK$*	Total *HK$*
THE GROUP								
At 1st July, 2001	3,860,583,211	9,211,395,816	100,520,000	7,427,620,342	(499,538,422)	10,215,468	7,518,368,376	27,629,164,791
Deficit on revaluation	—	—	—	(1,390,214,183)	(46,127,198)	—	—	(1,436,341,381)
Share of deficit on revaluation of property interests of associates	—	—	—	(319,709,648)	—	—	—	(319,709,648)
Share of deficit on revaluation of property interest by minority shareholders	—	—	—	39,611,429	—	—	—	39,611,429
Exchange differences arising on translation of operations outside Hong Kong	—	—	—	—	—	(7,409,687)	—	(7,409,687)
Net losses not recognised in the income statement	—	—	—	(1,670,312,402)	(46,127,198)	(7,409,687)	—	(1,723,849,287)
Shares issued in lieu of cash dividend	37,928,619	—	—	—	—	—	—	37,928,619
Premium on issue of shares upon scrip dividend	—	71,842,692	—	—	—	—	—	71,842,692
Shares issue expenses	—	(60,100)	—	—	—	—	—	(60,100)
Cancellation upon repurchase of own shares	(24,300,000)	—	24,300,000	—	—	—	(57,599,045)	(57,599,045)
Revaluation reserves released on disposal of a subsidiary	—	—	—	(12,712,419)	—	—	—	(12,712,419)
Revaluation reserves released on disposal	—	—	—	(445,216,262)	76,055,952	—	—	(369,160,310)
Share of revaluation reserves released on disposal of associates	—	—	—	(68,913,770)	—	—	—	(68,913,770)
Impairment loss charged to income statement	—	—	—	—	103,107,616	—	—	103,107,616
Net profit for the year	—	—	—	—	—	—	262,787,696	262,787,696
Final dividend – 2001	—	—	—	—	—	—	(76,821,664)	(76,821,664)
Interim dividend – 2002	—	—	—	—	—	—	(77,151,732)	(77,151,732)
At 30th June, 2002 and 1st July, 2002	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,569,583,631	25,718,563,087
Deficit on revaluation	—	—	—	(1,231,115,559)	(5,862,695)	—	—	(1,236,978,254)
Share of deficit on revaluation of property interests of associates	—	—	—	(336,604,345)	—	—	—	(336,604,345)
Share of deficit on revaluation of property interest by minority shareholders	—	—	—	55,840,000	—	—	—	55,840,000
Exchange differences arising on translation of operations outside Hong Kong	—	—	—	—	—	(4,635,656)	—	(4,635,656)
Net losses not recognised in the income statement	—	—	—	(1,511,879,904)	(5,862,695)	(4,635,656)	—	(1,522,378,255)
Shares issued in lieu of cash dividend	51,548,450	—	—	—	—	—	—	51,548,450
Premium on issue of shares upon scrip dividend	—	68,644,731	—	—	—	—	—	68,644,731
Shares issue expenses	—	(260,100)	—	—	—	—	—	(260,100)
Cancellation upon repurchase of own shares	(39,426,000)	—	39,426,000	—	—	—	(90,262,382)	(90,262,382)
Revaluation reserves released on disposal	—	—	—	(8,139,842)	—	—	—	(8,139,842)
Share of revaluation reserves released on disposal of associates	—	—	—	(30,528,060)	—	—	—	(30,528,060)
Impairment loss charged to income statement	—	—	—	—	252,397,016	—	—	252,397,016
Net profit for the year	—	—	—	—	—	—	50,920,148	50,920,148
Final dividend – 2002	—	—	—	—	—	—	(77,288,637)	(77,288,637)
Interim dividend – 2003	—	—	—	—	—	—	(77,369,560)	(77,369,560)
At 30th June, 2003	**3,886,334,280**	**9,351,563,039**	**164,246,000**	**3,679,917,683**	**(119,967,731)**	**(1,829,875)**	**7,375,583,200**	**24,335,846,596**

Notes:

(i) At 30th June, 2003, retained profits in the sum of HK$50,039,075 (2002: HK$28,316,019) of certain associates attributable to the Group are distributable by way of dividend subject to the prior consent of their bankers.

(ii) The retained profits of the Group included accumulated losses of HK$1,342,537,019 (2002: HK$860,229,432) attributable to the associates of the Group.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June, 2003

	NOTES	**2003** **HK$**	2002 HK$
OPERATING ACTIVITIES			
Profit from operations		**602,992,668**	748,030,698
Adjustments for:			
Impairment loss on investments in other securities		**252,397,016**	103,107,616
Unrealised holding loss on investments in trading securities		**124,091,924**	180,228,233
Loss (profit) on disposal of investment properties		**17,927,321**	(419,515,734)
Depreciation		**16,678,842**	18,053,567
Loss on disposal of property, plant and equipment		**31,353**	67,954
Loss on disposal of investments in other securities		**—**	129,255,068
Operating cash flows before movements in working capital		**1,014,119,124**	759,227,402
Increase in properties under development		**(5,588,708,013)**	(2,722,275,273)
Decrease in stocks of unsold properties		**2,296,446,175**	13,300,958
Decrease (increase) in hotel inventories		**901,456**	(2,115,691)
Increase in accounts and other receivables		**(308,699,374)**	(28,303,748)
(Decrease) increase in accounts and other payables		**(1,292,920,690)**	4,061,854,746
Net change in current accounts with associates		**808,250,384**	697,664,344
Increase in investments in securities		**—**	(1,792,087)
Cash (used in) generated from operations		**(3,070,610,938)**	2,777,560,651
Hong Kong Profits Tax paid		**(19,572,693)**	(67,202,247)
NET CASH (USED IN) FROM OPERATING ACTIVITIES		**(3,090,183,631)**	2,710,358,404
INVESTING ACTIVITIES			
Decrease (increase) in restricted bank deposits		**518,299,427**	(145,554,821)
Repayments from (advances to) associates		**148,785,153**	(1,790,391,120)
Decrease (increase) of long-term loans receivable		**122,491,516**	(638,760,791)
Interest received		**97,671,957**	125,470,873
Proceeds from disposal of investment properties		**92,233,000**	656,127,000
Dividends received from associates		**88,502,500**	697,875,000
Repayment from investee companies		**64,404,695**	2,871,273
Proceeds from disposal of an associate		**31,201,966**	110,303,146
Proceeds from disposal of property, plant and equipment		**198,617**	313,974
Acquisition of a subsidiary (net of cash and cash equivalents acquired)	36	**122,321**	1,658,544
Purchase of investments in securities		**(174,072,608)**	(44,773,608)
Acquisition of an unsecured loan from a former fellow subsidiary of a subsidiary		**(92,765,410)**	(96,558,776)
Additions of hotel property		**(24,349,375)**	(21,293,305)
Purchase of investment properties		**(16,797,214)**	(51,224,049)
Purchase of property, plant and equipment		**(8,516,334)**	(50,808,296)
Acquisition of associates		**—**	(34,633,380)
Proceeds from disposal of investments in securities		**—**	64,756,014
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	37	**—**	43,054,537
Deposit paid for purchase of land		**—**	(20,000,000)
NET CASH FROM (USED IN) INVESTING ACTIVITIES		**847,410,211**	(1,191,567,785)

CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

For the year ended 30th June, 2003

	2003	2002
	HK$	*HK$*
FINANCING ACTIVITIES		
New bank and other loans	**3,407,305,787**	2,584,530,587
Advances from minority shareholders	**372,156,099**	9,621,415
Advances from associates	**262,599,302**	1,161,240,598
Capital contribution from a minority shareholder	**30**	—
Repayments of bank and other loans	**(2,264,986,766)**	(3,019,296,631)
Interest paid	**(406,078,322)**	(482,630,322)
Finance costs paid upon early repayment of loans	**(107,999,777)**	—
Repurchase of own shares	**(90,262,382)**	(57,599,045)
Dividends paid	**(34,465,016)**	(44,202,085)
Loan arrangement fees paid	**(9,621,667)**	(10,837,264)
Commitment fees paid	**(4,514,314)**	(3,040,601)
Shares issue expenses	**(260,100)**	(60,100)
Issue of convertible notes	**—**	1,500,000,000
Redemption of convertible bonds	**—**	(1,168,401,969)
Issue costs of convertible notes paid	**—**	(37,565,291)
Dividends paid to minority shareholders	**—**	(1,600,000)
Advances from investee companies	**—**	1,220,126
NET CASH FROM FINANCING ACTIVITIES	**1,123,872,874**	431,379,418
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,118,900,546)**	1,950,170,037
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	**2,202,065,294**	249,742,346
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**(2,773,080)**	2,152,911
CASH AND CASH EQUIVALENTS CARRIED FORWARD	**1,080,391,668**	2,202,065,294
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Time deposits, bank balances and cash	**1,084,955,668**	2,207,629,294
Bank overdrafts	**(4,564,000)**	(5,564,000)
	1,080,391,668	2,202,065,294

1. GENERAL

The Company is a listed public limited liability company incorporated in Hong Kong. Its ultimate holding company is Tsim Sha Tsui Properties Limited ("TST Properties"), a public limited company incorporated and listed in Hong Kong.

The Company acts as an investment holding company. The principal activities of its principal subsidiaries are set out in note 44.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the inclusion of a statement of changes in equity, but had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign currencies

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of subsidiaries outside Hong Kong at the closing rate for the period. They are now required to be translated at an average rate. Accordingly, on consolidation, the assets and liabilities of the Group's subsidiaries are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or as expenses in the period in which the subsidiary is disposed of. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

In the current year, the Group adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate heading, are classified as operating, investing or financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. Cash flows of subsidiaries outside Hong Kong have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date.

Employee benefits

In the current year, the Group adopted SSAP 34 "Employee benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of investment properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 30th June each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition. Goodwill is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of an associate at the date of acquisition over the cost of acquisition. Negative goodwill is presented as a deduction from assets and is released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid and less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

In the Company's balance sheet, investments in associates are stated at cost, less any identified impairment loss.

Where the accounting dates of the associates are different from the Group's accounting date, their results accounted for in the Group's financial statements are based on their latest audited financial statements and/or management accounts made up to 30th June in each year.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in the profit or loss for the year. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the revaluation deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Hotel property

Hotel property is stated at cost and no depreciation is provided on hotel property held on leases of more than twenty years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, and accordingly, the Directors consider that depreciation is not necessary due to their high residual value. The related maintenance expenditure is dealt with in the income statement in the year of expenditure.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Computer systems	20%
Furniture, fixtures and equipment	10% – 20%
Leasehold improvements	20%
Motor vehicles	20%
Plant and machinery	10% – 20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Properties under development

Properties under development which are developed for sale are included in current assets at the lower of cost and estimated net realisable value.

Stocks of unsold properties

Stocks of unsold properties are stated at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Hotel inventories

Hotel inventories are stated at the lower of cost and net realisable value. Cost is calculated using weighted average cost method.

Other non-current assets

Other non-current assets represent club memberships and are stated at cost less any identified impairment loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the year in which they are incurred.

Deferred loan arrangement fees

Deferred loan arrangement fees are deferred and amortised to the income statement over the repayment term of the loan on a straight line basis to provide a constant periodic rate of charge.

Convertible notes

Convertible notes are stated at the aggregate of the net proceeds from the issue plus finance costs provided.

The net proceeds represent the amount received on the issue of the convertible notes after deduction of direct issue costs. Direct issue costs are amortised to the income statement on a straight line basis over the period from the date of issue to the date on which the noteholders can exercise their redemption option (the "noteholders' redemption date"). If any of the convertible notes are purchased and cancelled, redeemed or converted prior to the noteholders' redemption date, any remaining unamortised costs attributable to the convertible notes purchased will be written off immediately to the income statement.

Finance costs represent the premium that is to be paid to the noteholders upon redemption on or before the noteholders' redemption date. The estimated premium is provided for at a constant rate over the period when the noteholders' redemption option is outstanding and is charged to the income statement. If any of the convertible notes are purchased and cancelled prior to the noteholders' redemption date, any provision of such redemption premium in previous years in respect of the convertible notes purchased or converted will be taken to the income statement.

The gain or loss on purchase of convertible notes, representing the difference between the consideration paid and the nominal value of the convertible notes purchased, is recognised in the income statement.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Revenue and profit recognition

(a) Revenue and profit on the sales of properties are recognised upon completion of the sales agreements or transfer of risk and reward of ownership, whichever is earlier.

(b) Income from properties developed for sale is recognised on the execution of a binding sale agreement or when the relevant occupation permit is issued by the respective building authority, whichever is later. Payments received from the purchasers prior to this stage are recorded as deposits received on sales of properties and presented as current liabilities.

(c) Sales of listed investments are recognised when the title of the investment is transferred and the buyer takes legal possession of the investment.

(d) Rental income under operating leases is recognised on a straight line basis over the term of the relevant lease.

(e) Building management and service fee income is recognised on an appropriate basis over the relevant period in which the services are rendered.

(f) Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

(g) Where properties are sold under deferred terms, the difference between the sales prices with and without such terms is treated as deferred interest income and is released to the income statement on a straight line basis over the repayment period commencing from the completion of the relevant sales agreements.

(h) Dividend income from investments is recognised when the Group's rights to receive payment have been established.

(i) Hotel income is recognised when services are provided.

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollars are re-translated into Hong Kong dollars at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefits costs

Payments to the Mandatory Provident Fund Scheme ("MPF Scheme") are charged as an expense as they fall due.

4. TURNOVER

	2003	2002
	HK$	*HK$*
Sales of properties held for sale	**2,523,490,191**	587,750,561
Gross rental income from properties	**830,293,109**	831,481,466
Building management and service fee income	**392,981,569**	385,110,443
Hotel operations	**196,670,559**	201,616,565
Interest income from loans receivable	**102,321,162**	5,800,847
Sales of investment properties	**92,233,000**	656,127,000
Dividend income		
listed investments	**34,955,519**	27,534,104
unlisted investments	**10,529,661**	11,279,034
Sales of investments in trading securities	**—**	6,724,176
	4,183,474,770	2,713,424,196

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, security, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as follows:

INCOME STATEMENT
For the year ended 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	830,293,109	—	—	—	—	—	830,293,109
Property sales	2,615,723,191	—	—	—	—	—	2,615,723,191
Hotel operations	—	—	—	196,670,559	—	—	196,670,559
Management services	61,551,606	—	—	—	331,429,963	—	392,981,569
Share investment and dealing	—	45,485,180	—	—	—	—	45,485,180
Financing	—	—	102,321,162	—	—	—	102,321,162
	3,507,567,906	45,485,180	102,321,162	196,670,559	331,429,963	—	4,183,474,770
Other operating income	22,509,300	753,799	273,909	—	32,159,374	—	55,696,382
Inter-segment sales *	—	—	—	—	23,919,078	(23,919,078)	—
Total revenue	3,530,077,206	46,238,979	102,595,071	196,670,559	387,508,415	(23,919,078)	4,239,171,152
SEGMENT RESULT	969,201,285	45,989,855	102,595,071	77,064,213	178,957,395	—	1,373,807,819
Unallocated corporate expenses							(770,815,151)
Profit from operations							602,992,668
Net finance costs							(432,845,575)
Share of results of associates	(104,642,853)	69,209	(1,434,347)	26,049,520	5,287,586	—	(74,670,885)
Profit on disposal of an associate							30,528,060
Profit before taxation							126,004,268
Taxation							(76,735,107)
Profit before minority interests							49,269,161
Minority interests							1,650,987
Net profit for the year							50,920,148

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

BALANCE SHEET

At 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
ASSETS						
Segment assets	24,663,663,755	1,395,674,936	1,048,918,082	1,680,301,405	832,973,295	29,621,531,473
Interests in associates	10,368,732,728	3,850,761	(2,644,980)	790,143,568	(41,358,269)	11,118,723,808
Unallocated corporate assets						21,620,306
Consolidated total assets						40,761,875,587
LIABILITIES						
Segment liabilities	5,550,272,792	15,249,497	402,007,720	264,186,275	120,889,457	6,352,605,741
Borrowings						
Segment	4,861,333,773	289,463,106	—	732,319,500	—	5,883,116,379
Corporate						2,596,330,151
Convertible notes						1,489,378,714
Unallocated corporate liabilities						105,609,771
Consolidated total liabilities						16,427,040,756

OTHER INFORMATION

For the year ended 30th June, 2003

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
Amortisation of goodwill	308,611	—	—	8,985,877	—	9,294,488
Capital additions	794,428	—	—	2,282,809	5,439,097	8,516,334
Depreciation	414,895	873,415	—	7,968,960	7,421,572	16,678,842
Hotel property additions	—	—	—	24,349,375	—	24,349,375
Impairment loss on investments in other securities	—	252,397,016	—	—	—	252,397,016
Investment property additions	27,797,214	—	—	—	—	27,797,214
Unrealised holding loss on investments in trading securities	—	124,091,924	—	—	—	124,091,924

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

INCOME STATEMENT

For the year ended 30th June, 2002

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
REVENUE							
Turnover							
Property rental	831,481,466	—	—	—	—	—	831,481,466
Property sales	1,243,877,561	—	—	—	—	—	1,243,877,561
Hotel operations	—	—	—	201,616,565	—	—	201,616,565
Management services	49,886,540	—	—	—	335,223,903	—	385,110,443
Share investment and dealing	—	45,537,314	—	—	—	—	45,537,314
Financing	—	—	5,800,847	—	—	—	5,800,847
	2,125,245,567	45,537,314	5,800,847	201,616,565	335,223,903	—	2,713,424,196
Other operating income	23,846,900	7,813,949	489,884	2,268,699	26,843,254	—	61,262,686
Inter-segment sales *	—	—	—	—	20,656,524	(20,656,524)	—
Total revenue	2,149,092,467	53,351,263	6,290,731	203,885,264	382,723,681	(20,656,524)	2,774,686,882
SEGMENT RESULT	1,225,463,779	46,849,385	6,290,731	97,393,504	169,681,515	—	1,545,678,914
Unallocated corporate expenses							(797,648,216)
Profit from operations							748,030,698
Net finance costs							(380,443,141)
Share of results of associates	(135,195,945)	(2,679,732)	(483,968)	36,461,822	(3,193,023)	—	(105,090,846)
Profit on disposal of subsidiaries							12,712,419
Profit on disposal of associates							69,611,638
Profit before taxation							344,820,768
Taxation							(89,775,703)
Profit before minority interests							255,045,065
Minority interests							7,742,631
Net profit for the year							262,787,696

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

5. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

BALANCE SHEET
At 30th June, 2002

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
ASSETS						
Segment assets	24,222,340,539	1,410,918,791	1,459,558,713	1,310,025,379	1,245,857,340	29,648,700,762
Interests in associates	11,085,759,297	(1,500,652)	(1,210,607)	767,547,348	(37,321,252)	11,813,274,134
Unallocated corporate assets						8,747,697
Consolidated total assets						41,470,722,593
LIABILITIES						
Segment liabilities	6,458,462,279	7,266,997	74,909,237	276,384,585	100,753,867	6,917,776,965
Borrowings						
Segment	4,553,491,086	469,945,716	—	733,072,600	—	5,756,509,402
Corporate						1,559,917,630
Convertible notes						1,465,155,655
Unallocated corporate liabilities						50,391,217
Consolidated total liabilities						15,749,750,869

OTHER INFORMATION
For the year ended 30th June, 2002

	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Consolidated HK$
Amortisation of goodwill	308,611	—	—	8,985,877	—	9,294,488
Capital additions	393,734	—	—	44,172,750	6,241,812	50,808,296
Depreciation	263,366	889,083	—	9,277,978	7,623,140	18,053,567
Hotel property additions	—	—	—	21,293,305	—	21,293,305
Impairment loss on investments in other securities	—	103,107,616	—	—	—	103,107,616
Investment property additions	148,224,049	—	—	—	—	148,224,049
Unrealised holding loss on investments in trading securities	—	180,228,233	—	—	—	180,228,233

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from Hong Kong.

6. PROFIT FROM OPERATIONS

	2003 HK$	2002 HK$
Profit from operations has been arrived at after charging (crediting):		
Staff costs including Directors' remuneration	**407,718,679**	411,692,718
Retirement benefits scheme contributions	**20,078,446**	20,924,363
Total staff costs	**427,797,125**	432,617,081
Auditors' remuneration	**1,946,193**	1,575,611
Cost of hotel inventories recognised	**19,909,539**	24,307,804
Depreciation	**16,678,842**	18,053,567
Loss on disposal of property, plant and equipment	**31,353**	67,954
Loss (profit) on disposal of investment properties	**17,927,321**	(419,515,734)
Net exchange loss	**3,715,761**	7,300,968

7. FINANCE INCOME

	2003 HK$	2002 HK$
Interest income on		
advances to associates	**63,939,858**	84,176,147
advances to investee companies	**6,972,510**	7,016,695
bank deposits	**26,759,589**	34,278,031
	97,671,957	125,470,873

8. FINANCE COSTS

	2003 HK$	2002 HK$
Interest on:		
bank loans and overdrafts wholly repayable within five years	**158,012,092**	179,926,518
other loans wholly repayable within five years	**198,506,843**	253,821,900
convertible notes	**56,250,000**	35,139,814
Finance costs upon early repayment of loans	**107,999,777**	—
Provision for premium on redemption of convertible notes	**16,710,000**	47,927,392
Write-off of deferred loan arrangement fees upon early repayment of loans	**7,590,415**	—
Amortisation of issue costs of convertible notes	**7,513,059**	5,565,066
Amortisation of loan arrangement fees	**20,094,129**	22,031,730
Commitment fees	**4,514,314**	3,040,601
	577,190,629	547,453,021
Less: Amounts capitalised to properties under development	**(46,673,097)**	(41,539,007)
	530,517,532	505,914,014

9. SHARE OF RESULTS OF ASSOCIATES

	2003 HK$	2002 HK$
Share of results of associates comprises:		
Share of losses of associates	**70,504,794**	98,360,557
Amortisation of associates' goodwill	**9,294,488**	9,294,488
Release of associates' negative goodwill	**(5,128,397)**	(2,564,199)
	74,670,885	105,090,846

10. DIRECTORS' REMUNERATION

	2003	2002
	HK$	*HK$*
Directors' fees:		
Executive Directors	**190,000**	170,000
Independent Non-Executive Directors	**120,000**	120,000
	310,000	290,000
Other emoluments:		
Executive Directors		
Salaries and other benefits	**14,320,948**	25,645,602
Retirement benefits scheme contributions	**112,500**	118,000
	14,743,448	26,053,602

The remuneration of the Directors was within the following bands:

	Number of Directors	
	2003	2002
HK$		
Nil – 1,000,000	**5**	2
1,000,001 – 1,500,000	**2**	1
2,000,001 – 2,500,000	**1**	—
2,500,001 – 3,000,000	—	1
3,000,001 – 3,500,000	**1**	—
3,500,001 – 4,000,000	—	1
4,000,001 – 4,500,000	**1**	3
5,000,001 – 5,500,000	—	1

11. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, two (2002: five) are Executive Directors of the Company whose emoluments are included in note 10 above. The emoluments of the remaining three (2002: Nil) individuals disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") were as follows:

	2003	2002
	HK$	*HK$*
Salaries and other emoluments (including basic salaries, housing allowances, other allowances and benefits in kind)	**8,286,889**	—
Retirement benefits scheme contributions	**36,000**	—
	8,322,889	—

The emoluments were within the following bands:

	Number of individual	
	2003	2002
HK$		
2,000,001 – 2,500,000	**1**	—
2,500,001 – 3,000,000	**2**	—

For the year ended 30th June, 2003 and 2002, no emoluments were paid by the Group to these five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, no Director waived any emoluments.

12. TAXATION

	2003 HK$	2002 HK$
The charge comprises:		
Hong Kong Profits Tax		
Provision for the year	**60,056,282**	73,229,538
Under(over)provision in previous years	**1,862,356**	(105,468)
Taxation attributable to the Company and its subsidiaries	**61,918,638**	73,124,070
Share of taxation attributable to associates		
Hong Kong Profits Tax	**14,816,469**	16,651,633
	76,735,107	89,775,703

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year.

Details of the potential deferred tax credit not recognised in the year are set out in note 35.

13. DIVIDENDS

	2003 HK$	2002 HK$
Final dividend paid for the year ended 30th June, 2002: HK2 cents (2001: HK2 cents) per share	**77,288,637**	76,821,664
Interim dividend paid for the year ended 30th June, 2003: HK2 cents (2002: HK2 cents) per share	**77,369,560**	77,151,732
	154,658,197	153,973,396

13. DIVIDENDS *(Continued)*

During the year, scrip dividends were offered in respect of the 2002 final and 2003 interim dividends. These scrip alternatives were accepted by the majority of shareholders, as follows:

	2003 Interim *HK$*	2002 Final *HK$*
Dividends:		
Cash	13,290,111	21,174,905
Scrip alternatives	64,079,449	56,113,732
	77,369,560	77,288,637

A final dividend of HK2 cents per share for the year ended 30th June, 2003 (2002: HK2 cents) has been proposed by the Directors and is subject to approval by the shareholders in the Annual General Meeting.

14. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the net profit for the year of HK$50,920,148 (2002: HK$262,787,696) and on the weighted average number of 3,871,889,199 (2002: 3,857,495,004) ordinary shares in issue throughout the year.

No diluted earnings per share has been compiled and presented for the years ended 30th June, 2003 and 2002 as the effect of the assumed conversion of the Group's outstanding convertible notes would result in an increase in net profit per share for both years.

15. INVESTMENT PROPERTIES

	Investment properties in Hong Kong held under long leases HK$	Investment properties in Hong Kong held under medium-term leases HK$	Investment property in Singapore held under a long lease HK$	Total HK$
THE GROUP				
VALUATION				
At 1st July, 2002	1,010,000,000	13,091,617,720	346,928,816	14,448,546,536
Exchange difference	—	—	1,744,032	1,744,032
Transfer from properties under development	—	164,235,090	—	164,235,090
Acquisition of a subsidiary	—	11,000,000	—	11,000,000
Additions	—	9,929,442	6,867,772	16,797,214
Disposals	—	(118,300,163)	—	(118,300,163)
Deficit on revaluation	(127,000,000)	(1,083,666,589)	(20,448,970)	(1,231,115,559)
At 30th June, 2003	**883,000,000**	**12,074,815,500**	**335,091,650**	**13,292,907,150**

The investment properties of the Group located in Hong Kong and in Singapore are stated at independent professional valuations on an open market value basis at 30th June, 2003 given by Chesterton Petty Limited and Knight Frank Pte. Ltd., Chartered Surveyors, respectively. The net deficit on revaluation has been charged to the investment property revaluation reserve.

16. HOTEL PROPERTY

	Hotel property in Singapore held under a long lease HK$
THE GROUP	
COST	
At 1st July, 2002	1,154,228,706
Additions	24,349,375
At 30th June, 2003	**1,178,578,081**

17. PROPERTY, PLANT AND EQUIPMENT

	Computer systems	Furniture, fixtures and equipment	Leasehold improvements	Motor vehicles	Plant and machinery	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE GROUP						
COST						
At 1st July, 2002	36,291,442	68,632,933	18,590,069	12,136,851	5,998,708	141,650,003
Additions	2,118,485	3,533,047	199,201	1,462,311	1,203,290	8,516,334
Disposals	(4,440)	(252,318)	—	(513,648)	(814,564)	(1,584,970)
At 30th June, 2003	**38,405,487**	**71,913,662**	**18,789,270**	**13,085,514**	**6,387,434**	**148,581,367**
DEPRECIATION						
At 1st July, 2002	19,512,309	13,417,916	14,862,487	9,003,095	4,632,934	61,428,741
Provided for the year	6,005,648	7,423,952	1,294,206	1,103,985	851,051	16,678,842
Eliminated on disposals	(2,738)	(80,023)	—	(513,647)	(758,592)	(1,355,000)
At 30th June, 2003	**25,515,219**	**20,761,845**	**16,156,693**	**9,593,433**	**4,725,393**	**76,752,583**
NET BOOK VALUES						
At 30th June, 2003	**12,890,268**	**51,151,817**	**2,632,577**	**3,492,081**	**1,662,041**	**71,828,784**
At 30th June, 2002	16,779,133	55,215,017	3,727,582	3,133,756	1,365,774	80,221,262

18. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2003	2002
	HK$	*HK$*
At cost, less impairment losses recognised	**90,612,522**	41,698,663
Advances to subsidiaries, less allowances	**22,116,970,480**	21,770,448,440
	22,207,583,002	21,812,147,103

The advances to subsidiaries are unsecured and have no fixed repayment terms. Of the advances, HK$12,426,176,217 (2002: HK$10,455,597,001) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Company will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The carrying amount of the investments in subsidiaries is reduced to their recoverable amounts which is determined by reference to the carrying value of the underlying assets of the respective subsidiaries.

Particulars of the Company's principal subsidiaries at 30th June, 2003 are set out in note 44.

19. INTERESTS IN ASSOCIATES

	THE COMPANY		THE GROUP	
	2003	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*
Unlisted shares, at cost	**516,687,714**	516,687,715	**—**	—
Share of net assets	**—**	—	**1,713,830,454**	2,563,270,441
Goodwill *(Note)*	**—**	—	**120,828,352**	130,122,840
Negative goodwill *(Note)*	**—**	—	**(94,875,344)**	(100,003,741)
	516,687,714	516,687,715	**1,739,783,462**	2,593,389,540
Advances to associates, less allowances	**76,520,443**	74,713,506	**9,378,940,346**	9,219,884,594
	593,208,157	591,401,221	**11,118,723,808**	11,813,274,134

Note:

	THE GROUP	
	Goodwill	**Negative goodwill**
	HK$	*HK$*
GROSS AMOUNT		
At 1st July, 2002 and 30th June, 2003	**185,889,768**	**(102,567,940)**
AMORTISATION		
At 1st July, 2002	55,766,928	(2,564,199)
Charged for the year	9,294,488	—
Released for the year	—	(5,128,397)
At 30th June, 2003	**65,061,416**	**(7,692,596)**
CARRYING AMOUNTS		
At 30th June, 2003	**120,828,352**	**(94,875,344)**
At 30th June, 2002	130,122,840	(100,003,741)

The amortisation period adopted for goodwill and negative goodwill is twenty years.

The investment properties of the Group's principal associates were valued at independent professional valuations on an open market value basis at 30th June, 2003 given by Chesterton Petty Limited and Debenham Tie Leung, Chartered Surveyors. The carrying value shown above includes the Group's attributable share of the revaluation reserve.

19. INTERESTS IN ASSOCIATES *(Continued)*

The advances to associates are unsecured and have no fixed repayment terms. Of the Group's advances, HK$1,924,961,754 (2002: HK$1,659,828,988) bears interest at prevailing market rates and the remaining balance is interest-free. The advances to associates of the Company are interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

Particulars of the principal associates at 30th June, 2003 are set out in note 45.

Information in respect of the operating results and financial position of the Group's significant associates, which have been extracted from the audited consolidated financial statements of Million Success Limited and the audited financial statements of Greenroll Limited which have been adjusted to conform with the Group's accounting policies, are summarised as follows:

	Million Success Limited		Greenroll Limited	
	2003	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*
Results for the year				
Turnover	**209,303,037**	229,543,271	**370,144,000**	425,228,000
Profit from ordinary activities before taxation	**87,264,694**	256,554,765	**99,690,000**	142,945,000
Profit from ordinary activities before taxation attributable to the Group	**21,816,174**	64,138,691	**29,907,000**	42,883,500
Financial position				
Non-current assets	**10,938,919,541**	11,615,399,768	**3,380,422,000**	3,370,582,000
Current assets	**301,628,135**	321,675,267	**93,864,000**	133,890,000
Current liabilities	**(215,747,054)**	(262,972,636)	**(126,511,000)**	(139,872,000)
	85,881,081	58,702,631	**(32,647,000)**	(5,982,000)
Non-current liabilities	**(5,739,938,620)**	(5,788,336,755)	**(787,100,000)**	(892,104,000)
Net assets	**5,284,862,002**	5,885,765,644	**2,560,675,000**	2,472,496,000
Net assets attributable to the Group	**1,321,215,501**	1,471,441,411	**768,202,500**	741,748,800

19. INTERESTS IN ASSOCIATES *(Continued)*

The Inland Revenue Department (the "IRD") initiated tax inquiries for the years of assessment 1994/95 to 2001/02 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited ("MSL") and for the years of assessment 1994/95 to 1997/98 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$406,000,000 and HK$33,000,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The effective share of the amount attributable to the Group as at 30th June, 2003 is estimated to be approximately HK$102,000,000 and HK$15,000,000, respectively. In view of the tax inquiries are still at the stage of collation of evidence, the management of WHI and of MII are of the opinion that the ultimate outcome of the tax inquiries, which may not be known for some years, cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI and of MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

20. INVESTMENTS IN SECURITIES

THE COMPANY

	Trading securities		Other securities		Total	
	2003	2002	**2003**	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**360,227,955**	483,776,879	**669,987,264**	594,678,630	**1,030,215,219**	1,078,455,509
Unlisted	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	360,227,955	483,776,879	**689,936,569**	614,627,935	**1,050,164,524**	1,098,404,814
Total:						
Listed						
Hong Kong	**360,205,485**	483,754,214	**366,050,980**	378,371,637	**726,256,465**	862,125,851
Elsewhere	**22,470**	22,665	**303,936,284**	216,306,993	**303,958,754**	216,329,658
Unlisted	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	360,227,955	483,776,879	**689,936,569**	614,627,935	**1,050,164,524**	1,098,404,814
Market value of listed securities	**360,227,955**	483,776,879	**669,987,264**	594,678,630	**1,030,215,219**	1,078,455,509
Carrying value analysed for reporting purposes as:						
Current	**360,227,955**	483,776,879	**—**	—	**360,227,955**	483,776,879
Non-current	**—**	—	**689,936,569**	614,627,935	**689,936,569**	614,627,935
	360,227,955	483,776,879	**689,936,569**	614,627,935	**1,050,164,524**	1,098,404,814

20. INVESTMENTS IN SECURITIES *(Continued)*

THE GROUP

	Trading securities		Other securities		Total	
	2003	2002	**2003**	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*	***HK$***	*HK$*
Equity securities:						
Listed	**361,634,955**	485,726,879	**936,495,675**	735,659,096	**1,298,130,630**	1,221,385,975
Unlisted	**—**	—	**66,918,469**	99,545,135	**66,918,469**	99,545,135
	361,634,955	485,726,879	**1,003,414,144**	835,204,231	**1,365,049,099**	1,320,931,110
Total:						
Listed						
Hong Kong	**361,612,485**	485,704,214	**571,552,122**	466,650,799	**933,164,607**	952,355,013
Elsewhere	**22,470**	22,665	**364,943,553**	269,008,297	**364,966,023**	269,030,962
Unlisted	**—**	—	**66,918,469**	99,545,135	**66,918,469**	99,545,135
	361,634,955	485,726,879	**1,003,414,144**	835,204,231	**1,365,049,099**	1,320,931,110
Market value of listed securities	**361,634,955**	485,726,879	**936,495,675**	735,659,096	**1,298,130,630**	1,221,385,975
Carrying value analysed for reporting purposes as:						
Current	**361,634,955**	485,726,879	**—**	—	**361,634,955**	485,726,879
Non-current	**—**	—	**1,003,414,144**	835,204,231	**1,003,414,144**	835,204,231
	361,634,955	485,726,879	**1,003,414,144**	835,204,231	**1,365,049,099**	1,320,931,110

21. ADVANCES TO INVESTEE COMPANIES

The advances to investee companies of the Group are unsecured and have no fixed repayment terms. Of the advances, HK$22,175,697 (2002: HK$18,209,914) bears interest at prevailing market rates and the remaining balance is interest-free. In the opinion of the Directors, the Group will not demand for repayment within twelve months from the balance sheet date and the advances are therefore shown as non-current.

22. LONG-TERM LOANS RECEIVABLE

	THE GROUP	
	2003	2002
	HK$	*HK$*
Total loans receivable	**595,682,276**	718,173,792
Less: Current portion shown under current assets	**(22,097,946)**	(25,558,437)
	573,584,330	692,615,355

The Group offers loans to buyers of properties sold by the Group and the repayment of the loans is specified in the respective loan agreements.

23. STOCKS OF UNSOLD PROPERTIES

The amount of stocks of unsold properties of the Group carried at net realisable value is HK$263,338,168 (2002: HK$51,914,313).

24. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$404,488,915 (2002: HK$110,246,363) mainly comprising sales proceeds receivables and rental receivables which are billed in advance and settlements are expected upon receipt of billings.

The following is an aged analysis of trade receivables at the reporting date:

	THE GROUP	
	2003	2002
	HK$	*HK$*
0 – 30 days	**343,569,680**	51,044,761
31 – 60 days	**10,672,402**	5,175,369
61 – 90 days	**8,474,451**	4,053,142
Over 90 days	**41,772,382**	49,973,091
	404,488,915	110,246,363

Trade receivables over 90 days amounting to HK$41,772,382 (2002: HK$49,973,091) are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

25. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$97,654,470 (2002: HK$102,519,775).

The following is an aged analysis of trade payables at the reporting date:

	THE GROUP	
	2003	2002
	HK$	*HK$*
0 – 30 days	**35,316,475**	56,781,885
31 – 60 days	**9,028,714**	27,050,075
61 – 90 days	**799,531**	2,287,755
Over 90 days	**52,509,750**	16,400,060
	97,654,470	102,519,775

26. LONG-TERM BORROWINGS

	THE GROUP	
	2003	2002
	HK$	*HK$*
Unsecured bank loans		
Within one year	**13,100,640**	31,198,800
More than one year but not exceeding two years	**13,100,640**	187,192,800
More than two years but not exceeding five years	**82,970,720**	—
	109,172,000	218,391,600
Less: Current portion shown under current liabilities	**(13,100,640)**	(31,198,800)
	96,071,360	187,192,800
Secured bank loans		
Within one year	**277,753,200**	237,664,400
More than one year but not exceeding two years	**1,858,747,765**	492,664,400
More than two years but not exceeding five years	**3,854,966,300**	2,984,531,565
	5,991,467,265	3,714,860,365
Less: Current portion shown under current liabilities	**(277,753,200)**	(237,664,400)
	5,713,714,065	3,477,195,965
Secured other loans		
More than two years but not exceeding five years	**—**	1,814,889,000
Unsecured other loans		
Within one year	**300,000,000**	—
More than one year but not exceeding two years	**300,000,000**	—
More than two years but not exceeding five years	**750,000,000**	1,000,000,000
	1,350,000,000	1,000,000,000
Less: Current portion shown under current liabilities	**(300,000,000)**	—
	1,050,000,000	1,000,000,000
Total bank and other loans	**6,859,785,425**	6,479,277,765
Less: Deferred loan arrangement fees *(Note 27)*	**(18,695,841)**	(36,758,718)
	6,841,089,584	6,442,519,047
Convertible notes *(Note 28)*	**1,489,378,714**	1,465,155,655
	8,330,468,298	7,907,674,702

26. LONG-TERM BORROWINGS *(Continued)*

The Company does not have any long-term borrowings at the balance sheet date.

At 30th June, 2003, other unsecured loan of the Group in amount of HK$1,350,000,000 bears interest at prevailing market rate and is repayable by instalments over a period of three years (2002: other unsecured loan of HK$1,000,000,000 bore interest at prevailing market rate and was repayable over two but not exceeding five years).

At 30th June, 2002, secured other loan of the Group in amount of HK$1,814,889,000 bore interest at prevailing market rate and was fully repaid during the year.

27. DEFERRED LOAN ARRANGEMENT FEES

	THE GROUP	
	2003	2002
	HK$	*HK$*
COST		
At 1st July	**90,311,612**	79,474,348
Additions	**9,621,667**	10,837,264
Write-off upon early repayment of loans	**(42,232,017)**	—
At 30th June	**57,701,262**	90,311,612
AMORTISATION		
At 1st July	**53,552,894**	31,521,164
Provided for the year	**20,094,129**	22,031,730
Eliminated upon early repayment of loans	**(34,641,602)**	—
At 30th June	**39,005,421**	53,552,894
Deferred loan arrangement fees at 30th June	**18,695,841**	36,758,718

28. CONVERTIBLE NOTES

	THE COMPANY		THE GROUP	
	2003	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*
Principal amount:				
At 1st July	—	891,909,900	**1,500,000,000**	891,909,900
New issue	—	—	—	1,500,000,000
Redemption	—	(891,909,900)	—	(891,909,900)
At 30th June	—	—	**1,500,000,000**	1,500,000,000
Add: Provision for premium on redemption				
At 1st July	—	230,441,691	**1,877,014**	230,441,691
Provided for during the year	—	—	**16,710,000**	47,927,392
Written back upon redemption	—	(230,441,691)	—	(276,492,069)
At 30th June	—	—	**18,587,014**	1,877,014
Less: Issue costs				
At 1st July	—	—	**36,721,359**	4,721,134
Additions	—	—	—	37,565,291
Amortised during the year including amounts written back upon redemption	—	—	**(7,513,059)**	(5,565,066)
At 30th June	—	—	**29,208,300**	36,721,359
Carrying value at 30th June	—	—	**1,489,378,714**	1,465,155,655

In 2002, a wholly-owned subsidiary of the Company, Golden Million Finance Corporation ("Golden Million"), issued HK$1,500,000,000 3.75% guaranteed convertible notes due in May 2007 ("2007 Notes"). The 2007 Notes carry a right to convert at any time from 20th June, 2002 to 14th May, 2007 into ordinary shares of the Company at an initial conversion price of HK$4.00 per share (subject to adjustment). All or some of the 2007 Notes are redeemable at the option of the relevant holder at a premium of 3.184% of their outstanding principal amount on 21st May, 2005. Golden Million may redeem all or some of the 2007 Notes at any time during the period from 21st May, 2004 to 21st May, 2007, both dates inclusive, upon satisfying certain requirements. The 2007 Notes are redeemable at a premium of 5.57% of their outstanding principal amount on 21st May, 2007.

29. SHARE CAPITAL

	2003 Number of ordinary shares of HK$1.00 each	**2003** Nominal value *HK$*	2002 Number of ordinary shares of HK$1.00 each	2002 Nominal value *HK$*
Authorised:				
At 1st July and at 30th June	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
Issued and fully paid:				
At 1st July	**3,874,211,830**	**3,874,211,830**	3,860,583,211	3,860,583,211
Issued in lieu of cash dividend	**51,548,450**	**51,548,450**	37,928,619	37,928,619
Cancellation upon repurchase of own shares	**(39,426,000)**	**(39,426,000)**	(24,300,000)	(24,300,000)
At 30th June	**3,886,334,280**	**3,886,334,280**	3,874,211,830	3,874,211,830

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 39,426,000 ordinary shares of HK$1.00 each of the Company at an aggregate consideration of HK$90,262,382, all of these shares were subsequently cancelled. The nominal value of the cancelled shares was credited to the capital redemption reserve and the aggregate consideration was paid out of the retained profits.

On 16th December, 2002 and 20th May, 2003, the Company issued and allotted a total of 20,592,195 shares and 30,956,255 shares of HK$1.00 each at an issue price of HK$2.725 and HK$2.07 each, respectively, in lieu of cash for the 2002 final and 2003 interim dividends pursuant to the scrip dividend circulars dispatched to shareholders on 14th November, 2002 and 17th April, 2003, respectively. These shares rank pari passu in all respects with the existing shares.

30. SHARE PREMIUM AND RESERVES

	Share Premium HK$	Other Security revaluation reserve HK$	Capital redemption reserve HK$	Retained profits HK$	Total HK$
THE COMPANY					
At 1st July, 2001	9,211,395,816	(54,178,664)	100,520,000	10,409,418,204	19,667,155,356
Premium on issue of shares upon scrip dividend	71,842,692	—	—	—	71,842,692
Shares issue expenses	(60,100)	—	—	—	(60,100)
Cancellation upon repurchase of own shares	—	—	24,300,000	(57,599,045)	(33,299,045)
Surplus on revaluation	—	19,469,449	—	—	19,469,449
Net profit for the year	—	—	—	142,855,800	142,855,800
Final dividend – 2001	—	—	—	(76,821,664)	(76,821,664)
Interim dividend – 2002	—	—	—	(77,151,732)	(77,151,732)
At 30th June, 2002 and 1st July, 2002	9,283,178,408	(34,709,215)	124,820,000	10,340,701,563	19,713,990,756
Premium on issue of shares upon scrip dividend	68,644,731	—	—	—	68,644,731
Shares issue expenses	(260,100)	—	—	—	(260,100)
Cancellation upon repurchase of own shares	—	—	39,426,000	(90,262,382)	(50,836,382)
Impairment loss charged to income statement	—	13,500,000	—	—	13,500,000
Surplus on revaluation	—	62,883,155	—	—	62,883,155
Net profit for the year	—	—	—	97,406,425	97,406,425
Final dividend – 2002	—	—	—	(77,288,637)	(77,288,637)
Interim dividend – 2003	—	—	—	(77,369,560)	(77,369,560)
At 30th June, 2003	**9,351,563,039**	**41,673,940**	**164,246,000**	**10,193,187,409**	**19,750,670,388**

Note: The reserve available for distribution by the Company to the shareholders at 30th June, 2003 is HK$10,193,187,409 (2002: HK$10,340,701,563).

31. ADVANCES FROM SUBSIDIARIES

The advances from subsidiaries of the Company are unsecured, interest-free and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

32. ADVANCES FROM ASSOCIATES

The advances from associates of the Group and the Company are unsecured and have no fixed repayment terms. Of the advances from associates of the Group, HK$383,086,114 (2002: HK$244,909,786) bears interest at prevailing market rates and the remaining balance is interest-free. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

The advances from associates of the Company were interest free and were fully repaid during the year.

33. ADVANCES FROM INVESTEE COMPANIES

The advances from investee companies of the Group are unsecured, interest-free and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

34. ADVANCES FROM MINORITY SHAREHOLDERS

The advances from minority shareholders of the Group are unsecured, bear interest at cost of funds plus a margin and have no fixed repayment terms. The advances will not be repayable within twelve months from the balance sheet date and the advances are therefore shown as non-current.

35. DEFERRED TAXATION

At the balance sheet date, the major components of the unrecognised deferred tax assets are analysed as follows:

	THE COMPANY		THE GROUP	
	2003	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*
Tax effect of timing differences attributable to:				
Unutilised tax losses	**179,929,000**	181,038,000	**416,481,000**	381,309,000
Excess of tax allowances over depreciation	**—**	—	**(1,564,000)**	(1,737,000)
Other timing differences	**—**	—	**(890,000)**	(11,757,000)
	179,929,000	181,038,000	**414,027,000**	367,815,000

No deferred tax asset has been recognised in the financial statements as it is not certain that the asset will be realised in the foreseeable future.

The amount of the unrecognised deferred tax credit (charge) for the year is analysed as follows:

	THE COMPANY		THE GROUP	
	2003	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*
Tax effect of timing differences attributable to:				
Tax losses (utilised) arising	**(18,081,000)**	(4,612,000)	**(576,000)**	51,819,000
Difference between tax allowances and depreciation	**—**	—	**336,000**	518,000
Other timing differences	**—**	—	**11,969,000**	(3,330,000)
Effect of change in tax rate	**16,972,000**	—	**34,483,000**	—
	(1,109,000)	(4,612,000)	**46,212,000**	49,007,000

No deferred taxation is provided on the surplus on the revaluation of investment properties situated in Hong Kong as future profits arising on the disposal of these assets would not be subject to taxation. The revaluation surplus therefore does not constitute a timing difference for taxation purpose.

36. ACQUISITION OF A SUBSIDIARY

On 26th June, 2003, the Group acquired the entire equity interest in Jade Bird Development Limited at a consideration of HK$100,000.

The acquisition has been accounted for using the acquisition method and particulars of the acquisition are:

	2003 *HK$*	2002 *HK$*
Net assets acquired		
Investment properties	**11,000,000**	97,000,000
Stocks of unsold properties	**84,000,000**	—
Accounts and other receivables	**988,249**	1,669,892
Bank balances and cash	**222,321**	1,658,545
Accounts and other payables	**(3,345,160)**	(3,769,660)
Unsecured loan payable	**(92,765,410)**	(96,558,776)
	100,000	1
Satisfied by		
Cash	**100,000**	1
Net cash inflow arising on acquisition		
Cash consideration	**(100,000)**	(1)
Bank balances and cash acquired	**222,321**	1,658,545
	122,321	1,658,544

The subsidiary acquired during the year did not contribute significantly to the turnover, operating results or cash flows of the Group.

37. DISPOSAL OF SUBSIDIARIES

	2003 HK$	2002 HK$
Net assets disposed of		
Investment properties	—	28,000,000
Interests in associates	—	32,599,728
Accounts and other receivables	—	656,446
Bank balances and cash	—	2,346,640
Accounts and other payables	—	(9,377,809)
Taxation payable	—	(296,839)
Minority interests	—	(8,526,989)
	—	45,401,177
Investment property revaluation reserve released upon disposal	—	(12,712,419)
Profit on disposal of subsidiaries	—	12,712,419
	—	45,401,177
Satisfied by		
Cash	—	45,401,177
Net cash inflow arising on disposal		
Cash received	—	45,401,177
Bank balances and cash disposed of	—	(2,346,640)
	—	43,054,537

The subsidiaries disposed of during the year ended 30th June, 2002 did not contribute significantly to the turnover, operating results or cash flows of the Group.

38. MAJOR NON-CASH TRANSACTIONS

During the year, properties under development of HK$164,235,090 (2002: HK$493,574,677) and HK$2,526,157,276 (2002: Nil) were transferred to investment properties and stocks of unsold properties, respectively.

On 16th December, 2002 and 20th May, 2003, the Company issued and allotted a total of 20,592,195 shares and 30,956,255 shares of HK$2.725 and HK$2.07 each, respectively, in lieu of cash for the 2002 final and 2003 interim dividends pursuant to the scrip dividend circulars dispatched to the shareholders.

39. PLEDGE OF ASSETS

(a) At 30th June, 2003, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$12,616,308,971 (2002: HK$7,986,797,050) were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$6,805,030,371 (2002: HK$6,134,794,150).

(b) At 30th June, 2003, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$3,952,733,333 (2002: HK$3,246,286,070), of which HK$2,894,146,090 (2002: HK$2,290,321,403) was utilised and was guaranteed by the Company.

40. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Company and the Group had the following commitments and contingent liabilities not provided for in the financial statements:

	THE COMPANY		THE GROUP	
	2003	2002	**2003**	2002
	HK$	*HK$*	***HK$***	*HK$*
(a) Commitments in respect of property development expenditure:				
Authorised but not contracted for	—	—	**1,184,813,547**	101,831,529
Contracted but not provided for	—	—	**973,447,137**	2,582,818,009
	—	—	**2,158,260,684**	2,684,649,538
(b) Guarantees in respect of banking facilities and other liabilities of:				
Subsidiaries				
Utilised	**9,572,286,964**	6,628,977,786	—	—
Not utilised	**6,299,842,600**	2,374,365,100	—	—
	15,872,129,564	9,003,342,886	—	—
Associates				
Utilised	**2,894,146,090**	2,293,486,403	**2,894,146,090**	2,293,486,403
Not utilised	**1,061,092,243**	955,964,667	**1,061,092,243**	955,964,667
	3,955,238,333	3,249,451,070	**3,955,238,333**	3,249,451,070
	19,827,367,897	12,252,793,956	**3,955,238,333**	3,249,451,070

40. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

(c) On 30th June, 1998, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited ("Mariner") terminated a sale and purchase agreement (the "Agreement") entered into by the Company and Mariner on 19th December, 1996 with Hang Lung Development Company Limited ("Hang Lung") and Atlas Limited ("Atlas") which is now the subject of litigation between the parties. The Agreement was in relation to the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 have been paid by Mariner.

On the day of and immediately following the termination of the Agreement by Mariner and the Company, Mariner issued a writ against Hang Lung and Atlas claiming, inter alia, the return of the deposit paid and part payments made in the total sum of HK$321,000,000 and damages for breach of contract. Mariner continues to pursue its claims vigorously. Legal proceedings have also been commenced by Atlas against Mariner and the Company by way of counter claim seeking, inter alia, damages in respect of the termination of the Agreement and forfeiture of the above deposit and part payments totalling HK$321,000,000 made by Mariner under the Agreement.

Pleadings in the actions have now been closed and both parties are seeking the discovery and inspection of specific documents. For the year ended 30th June, 2003, there is no material progress or discovery in the case and, accordingly, the Directors are of the opinion that it is unlikely that there will be a conclusion to the case within a short period of time. Mariner will vigorously contest its claim and the counterclaim against it and accordingly, no allowance in respect of the deposit or provision for any contingent liabilities have been made for the year ended 30th June, 2003.

(d) The IRD initiated tax inquiries for the years of assessment 1995/96 and 1996/97 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$60,000,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. In the opinion of the Directors, in view of the tax inquiries are still at the facts finding stage and such process is likely to continue for some time, the ultimate outcome of the tax inquiries, which may not be known for some years, cannot presently be determined by the management of Sing-Ho Finance with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of Sing-Ho Finance.

41. OPERATING LEASE ARRANGEMENTS

The Group as lessor

Property rental income earned during the year, net of outgoings of HK$100,367,039 (2002: HK$100,463,602), was HK$729,926,070 (2002: HK$731,017,864). Most of the properties held have committed tenants with rental fixed for an average term of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments, which fall due:

	2003	2002
	HK$	*HK$*
Within one year	**583,954,180**	578,491,531
In the second to fifth year inclusive	**576,630,421**	739,804,481
After five years	**60,000**	21,655,730
	1,160,644,601	1,339,951,742

42. RETIREMENT BENEFITS SCHEME

The Group participates in a MPF Scheme for all qualifying employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at rates specified in the rules of the scheme.

43. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Group had the following transactions with related parties:

	2003 HK$	2002 HK$
(a) Related companies		
Service fees received therefrom *(Note 1)*	**1,505,789**	1,656,000
Management fees received therefrom *(Note 1)*	**640,914**	698,630

Mr. Robert Ng Chee Siong, Director of the Company, was interested in these transactions as a director of the above mentioned related parties.

	2003 HK$	2002 HK$
(b) Associates		
Management fees received therefrom *(Note 1)*	**17,679,215**	15,128,093
Management fees paid thereto *(Note 1)*	**7,488,675**	9,451,249
Interest income received therefrom *(Note 2)*	**63,939,858**	84,176,147
Interest expenses paid thereto *(Note 2)*	**7,068,668**	27,788,136

(c) Acquisition of Shares and Taking up of a Loan

On 26th June, 2003, the Company's wholly-owned subsidiaries, King Chance Development Limited ("King Chance") and Sing-Ho Finance Company Limited ("Sing-Ho Finance"), entered into respective agreements with Millwood Limited ("Millwood") and Cliveden Finance Company Limited ("Cliveden Finance"). Pursuant to such agreements, inter alia, (a) King Chance agreed to acquire 100,000 shares, representing 100% of the issued shares, of Jade Bird Development Limited ("Jade Bird") which holds 100% interest in Cambridge Plaza, an industrial building, from Millwood at a consideration of HK$100,000, and (b) Sing-Ho Finance agreed to take up the assignment from Cliveden Finance of a loan in the amount of HK$104,817,784 due by Jade Bird to Cliveden Finance at a consideration of HK$92,568,458, in each case subject to adjustment by reference to the post-completion audited accounts. Completion took place on 26th June, 2003.

Millwood and Cliveden Finance are both indirect wholly-owned subsidiaries of Boswell Holdings Limited ("Boswell"), in which Mr. Robert Ng Chee Siong, the Chairman and Executive Director of the Company, has a 50% interest. Boswell is an associate of Mr. Ng, and therefore, a connected party to the Company under the Listing Rules.

The Company has substantial experience and expertise in managing industrial buildings. The acquisition of shares and taking up of a loan enable the Company to hold the entire interest in Cambridge Plaza, providing an opportunity for the Company to maximise and capitalise on the value of such property.

43. RELATED PARTY TRANSACTIONS *(Continued)*

(d) Share Disposal and Loan Assignment

On 26th June, 2003, the Company and Sing-Ho Finance entered into respective agreements with Erleigh Property Limited ("Erleigh") and Seaview Finance Company Limited ("Seaview Finance"). Pursuant to such agreements, inter alia, (a) the Company agreed to sell one share, representing 50% of the issued shares, of Kotachi Limited ("Kotachi") which holds 100% interest in Pacific Trade Centre, an industrial building, to Erleigh at a consideration of HK$30,755,779; and (b) Sing-Ho Finance agreed to assign to Seaview Finance a loan in the amount of HK$61,921,021 due by Kotachi to Sing-Ho Finance on a dollar-for-dollar basis, in each case subject to adjustment by reference to the post-completion audited accounts. Completion took place on 26th June, 2003.

Seaview Finance and Erleigh are both indirect wholly-owned subsidiaries of Boswell.

Since the Company did not have a controlling interest in the industrial property of Pacific Trade Centre, further capitalisation on the value of this property would be limited. The share disposal and loan assignment as mentioned above allow the Company to divest its interest in Pacific Trade Centre.

The Directors consider the above acquisition and disposal of shares and taking up and assignment of loans enable the Company to enhance the control over its industrial property portfolio.

(e) During the year, the Group made advances totalling HK$40,329,706 to Firm Wise Investment Limited ("Firm Wise"), a 70% owned subsidiary of the Company, to finance the operating cost of the property, the Centrium. The advances are unsecured, bear interest at cost of funds plus a margin and have no fixed repayment terms. The advances made are proportional to the shareholding interest of the Group in Firm Wise, the remaining share interests in which are held by an independent third party which is connected to the Group only through its substantial shareholding in Firm Wise.

(f) During the year, the Group made advances totalling HK$529,761,006 to Grand Creator Investment (BVI) Limited ("Grand Creator"), a 60% owned subsidiary of the Company, to finance the loan on-lent to Grand Creator's wholly-owned subsidiary, Grand Creator Investment Limited. The loan is to finance the development cost of MTR Hang Hau Station development. The advances are unsecured, bear interest at cost of funds plus a margin and have no fixed repayment terms. The advances made are proportional to the shareholding interest of the Group in Grand Creator, the remaining share interests in which are held by an independent third party which is connected to the Group only through its substantial shareholding in Grand Creator.

Details of the balances with associates at the balance sheet date are set out in the balance sheets and in notes 19 and 32.

Notes:

(1) Service and management fees were charged on a cost-plus-profit margin basis agreed between the Group and the related party.

(2) Interest income and expenses were charged at cost of funds plus margin basis.

44. PRINCIPAL SUBSIDIARIES

The Directors are of the opinion that a complete list of the particulars of all subsidiaries will be of excessive length and therefore the following list contains only the particulars of subsidiaries at 30th June, 2003, which materially affect the results or assets and liabilities of the Group.

A complete list of all the subsidiaries will be annexed to the Company's next annual return.

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct:					
Best Result Cleaning Services Limited	Hong Kong	Ordinary	HK$2	100	Cleaning services
Fu King Investment Limited	Hong Kong	Ordinary	HK$1,000,000	100	Investment holding
Glorypark Limited	Hong Kong	Ordinary	HK$1,000	100	Property investment
Golden Million Finance Corporation	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Financing
King Chance Development Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Landscape Investment Limited	Hong Kong	Ordinary	HK$2	100	Property development
Prime Reward Finance Limited	Hong Kong	Ordinary	HK$2	100	Financing
Serenity Park Building Management Limited	Hong Kong	Ordinary	HK$10	60	Building management
Sharp Rise Company Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Sing-Ho Finance Company Limited	Hong Kong	Ordinary	HK$30,000,000	100	Financing
Sing-Ho Security Services Limited	Hong Kong	Ordinary	HK$2	100	Security services

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Direct** (Continued):*					
Sino Administration Services Limited	Hong Kong	Ordinary	HK$3	100	Administration services
Sino Estates Management Limited	Hong Kong	Ordinary	HK$2	100	Building management
Sino Estates Services Limited	Hong Kong	Ordinary	HK$20	100	Building management
Indirect:					
Ackerley Estates Limited	Hong Kong	Ordinary	HK$20,000,000	100	Property investment
Active Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Advance Profit Limited	Hong Kong	Ordinary	HK$2	100	Property development
Alfaso Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Allways Success Finance Limited	Hong Kong	Ordinary	HK$10	60	Mortgage loan financing
Apex Speed Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Beauty Plaza Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Best Origin Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Better Sino Limited	Hong Kong	Ordinary	HK$2	100	Property development
Century Profit Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Cheer Result Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
e.Sino Company Limited	Hong Kong	Ordinary	HK$2	100	Investment holding
Elegant Lane Limited	Hong Kong	Ordinary	HK$2	100	Property investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct *(Continued)*:					
Entertainment City Limited	Hong Kong	Ordinary	HK$4,500,000	100	Property investment
Ever Champion Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Famous General Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Famous Palace Properties Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Firm Wise Investment Limited	Hong Kong	Ordinary	HK$10	70	Property investment
Fo Tan Construction Consultant Limited	Hong Kong	Ordinary	HK$2	100	Project management
Forlink Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Fortune Garden Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Free Champion Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Full Fair Limited	Hong Kong	Ordinary	HK$2	100	Property development
Fung Yuen Construction Company Limited	Hong Kong	Ordinary	HK$1,000,000	100	Building construction
Glenery Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Globaland Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Global Honest Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct *(Continued)*:					
Golden Leaf Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Grand Creator Investment (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary	US$10	60	Investment holding
Grand Creator Investment Limited	Hong Kong	Ordinary	HK$2	60	Property development
Grand Idea Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Grandeal Limited	Hong Kong	Ordinary	HK$2	100	Property development
Great Land (HK) Limited	Hong Kong	Ordinary	HK$1,000,000	100	Property trading and investment
Handsome Lift Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Hang Hau Station (Project Management) Limited	Hong Kong	Ordinary	HK$2	60	Project management
Hang Hau Station Construction Limited	Hong Kong	Ordinary	HK$2	60	Building construction
Harvestrade Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Hickson Limited	Hong Kong	Ordinary	HK$20	100	Property investment
High Elite Finance Limited	Hong Kong	Ordinary	HK$2	100	Mortgage loan financing
High Elite Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Jade Bird Development Limited	Hong Kong	Ordinary	HK$100,000	100	Property trading and investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Direct** (Continued):*					
Jade Pine Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Jade Queen Properties	Hong Kong	Ordinary	HK$2	100	Property investment
Kingdom Investment Limited	Hong Kong	Ordinary	HK$2	100	Property development
Land Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Lucky Fortress Inc.	Republic of Liberia/ Hong Kong	Registered/ Bearer	US$1	100	Share investment
Mackey Limited	Hong Kong	Ordinary	HK$100	100	Property development
Mander Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Mass Success Limited	Hong Kong	Ordinary	HK$1,000	55	Property trading
Morbest Profits Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Multipurpose Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Octerworth Enterprises Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Pacific Elite Limited	Hong Kong	Ordinary	HK$2	100	Financing
Parason Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Peace Success Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Direct** (Continued):*					
Perfect Sun Properties Limited	Hong Kong	Ordinary	HK$2	100	Property development
Pioneer Parking Limited	Hong Kong	Ordinary	HK$2	100	Carpark operation
port88 Limited	Hong Kong	Ordinary	HK$2	100	Internet services provider
Precious Land Pte. Limited	Singapore	Ordinary	S$2	100	Property development
Precious Treasure Pte Ltd	Singapore	Ordinary	S$20,000,000	100	Hotel operation and property investment
Pridegate (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Prime Harvest (Administration Services) Limited	Hong Kong	Ordinary	HK$2	100	Consultant services provider
Prime Harvest Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Primewin Properties Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Rankchief Company Limited	Hong Kong	Ordinary	HK$200	100	Property trading
Real Maker Development Limited	Hong Kong	Ordinary	HK$200,000	90	Property investment
Regent Profit Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Region One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Rich Tact International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
Direct *(Continued)*:					
Richtune Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100	Share investment
Saky Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Salia Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sidak Investment Limited	Hong Kong	Ordinary	HK$20,000	100	Property trading and investment
Silver Palm Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Sino Broadband Technology Limited	Hong Kong	Ordinary	HK$2	100	Broadband infrastructure
Sino Estates Management (China) Limited	Hong Kong/ the PRC	Ordinary	HK$2	100	Building management
Sino Land Finance Limited	Hong Kong	Ordinary	HK$2	100	Deposit placing
Sino Land Investment (Holdings) Ltd.	Cayman Islands/ Hong Kong	Ordinary	US$6,000,000	100	Investment holding
Sino Technology Corporation Limited	Hong Kong	Ordinary	HK$2	100	High technology business
Standard Union Investment Limited	Hong Kong	Ordinary	HK$2	100	Share investment
Success One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunair Investment Company Limited	Hong Kong	Ordinary	HK$2	100	Property development
Sunny Force Limited	Hong Kong	Ordinary	HK$2	100	Property investment

44. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operation	Class of shares held	Issued share capital	Proportionate share of issued capital held by the Company %	Principal activities
***Direct** (Continued):*					
Super One Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Sunrise Investment Limited	Hong Kong	Ordinary	HK$2	100	Property trading and investment
Ten Treasure Limited	Hong Kong	Ordinary	HK$2	100	Property development
Thousand Growth Development Limited	Hong Kong	Ordinary	HK$20,000	100	Property investment
Timeshare Development (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Trans China Investment Limited	Hong Kong	Ordinary	HK$2	100	Property investment
Triple Reach International (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
Union Development Limited	Hong Kong	Ordinary	HK$2	100	Property development
Vasilon Pte Ltd	Singapore	Ordinary	S$2	100	Investment holding
Weiland Development Company Limited	Hong Kong	Ordinary	HK$33,140,000	100	Property investment
Wendia Limited	Hong Kong	Ordinary	HK$20	100	Property investment
Wicorp Development Limited	Hong Kong	Ordinary	HK$2	100	Property trading
Will Glory Company (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment
World Empire Investment (CI) Limited	Cayman Islands/ Hong Kong	Ordinary	US$1	100	Property investment

Except for the convertible notes of a subsidiary as disclosed in note 28, none of the subsidiaries had any debt securities outstanding at the end of the year.

45. PRINCIPAL ASSOCIATES

The Directors are of the opinion that a complete list of the particulars of all associates will be of excessive length and therefore the following list contains only the particulars of associates at 30th June, 2003, which materially affect the results of the year or form a substantial portion of the net assets of the Group.

A complete list of all the associates will be annexed to the Company's next annual return.

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Asian Success Investments Limited	Hong Kong	Ordinary	—	33.3	33.3	Property development
Astoria Estate Management Company Limited	Hong Kong	Ordinary	—	50	50	Building management
Benefit Bright Limited	Hong Kong	Ordinary	—	42.5	42.5	Property trading and investment
Better Chief Limited	Hong Kong	Ordinary	50	—	50	Property investment
Beverhill Limited	Hong Kong	Ordinary	—	20	20	Property investment
Boatswain Enterprises Limited	Hong Kong	Ordinary	—	20	20	Property investment
Brisbane Trading Company Limited	Hong Kong	Ordinary and non-voting deferred	—	50	50	Property development
Cheer City Properties Limited	Hong Kong	Ordinary	—	20	20	Property investment
C.H.K.C. Building Management Limited	Hong Kong	Ordinary	—	25	25	Building management
Cosmos Door Limited	Hong Kong	Ordinary	—	50	50	Property investment
Credit World Limited	Hong Kong	Ordinary	—	20	20	Property trading
Direct Win Development Limited	Hong Kong	Ordinary	—	33.3	33.3	Property development
Dramstar Company Limited	Hong Kong	Ordinary	—	22	22	Property trading
Empire Funds Limited	Hong Kong	Ordinary	—	50	50	Property trading
Eternal Honest Finance Company Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing

45. PRINCIPAL ASSOCIATES *(Continued)*

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Famous Empire Finance Limited	Hong Kong	Ordinary	—	40	40	Mortgage loan financing
Famous Empire Properties Limited	Hong Kong	Ordinary	—	40	40	Property trading and investment
Finedale Industries Limited	Hong Kong	Ordinary	—	33.3	33.3	Property investment
Gloryland Limited	Hong Kong	Ordinary	—	33.3	33.3	Property investment
Golden Famous International Limited	Hong Kong	Ordinary	—	25	25	Property development
Grace Sign Limited	Hong Kong	Ordinary	—	30	30	Property development
Grand Palisades Finance Company Limited	Hong Kong	Ordinary	—	20	20	Mortgage loan financing
Greenroll Limited	Hong Kong	Ordinary	—	30	30	Property investment
Harvest Sun Limited	Hong Kong	Ordinary	—	30	30	Property trading and investment
Hua Qing Holdings Pte Ltd	Singapore	Ordinary	—	20	20	Investment holding
Island Resort Estate Management Company Limited	Hong Kong	Ordinary	—	40	40	Building management
Lead Bright Finance Limited	Hong Kong	Ordinary	—	20	20	Mortgage loan financing
Lead Bright Limited	Hong Kong	Ordinary	—	20	20	Property trading
Million Success Limited	Hong Kong	Ordinary	—	25	25	Property investment
More Treasure Company Limited	Hong Kong	Ordinary	—	25	25	Property investment
Murdoch Investments Inc.	Republic of Panama/ Hong Kong	Ordinary	—	45	45	Property investment

45. PRINCIPAL ASSOCIATES (Continued)

Name of associate	Place of incorporation/ operation	Class of shares held	Percentage of equity held Directly %	Indirectly %	Total %	Principal activities
Olympian City 1 (Project Management) Limited	Hong Kong	Ordinary	—	30	30	Project management
Olympian City 2 Finance Company Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Olympian City 2 (Project Management) Limited	Hong Kong	Ordinary	—	42.5	42.5	Project management
Perfect Finance Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Prime Force Limited	Hong Kong	Ordinary	—	50	50	Property development
Pui Hay Enterprises Limited	Hong Kong	Ordinary	—	50	50	Property trading
Rich Century Investment Limited	Hong Kong	Ordinary	50	—	50	Property development
Silver Link Investment Limited	Hong Kong	Ordinary	—	40	40	Property trading and investment
Sino Parking Services Limited	Hong Kong	Ordinary	50	—	50	Carpark operation
Sino Real Estate Agency Limited	Hong Kong	Ordinary	50	—	50	Real estate agency
Tat Lee Construction Company Limited	Hong Kong	Ordinary	25	—	25	Building construction
Victory World Finance Limited	Hong Kong	Ordinary	—	50	50	Mortgage loan financing
Victory World Limited	Hong Kong	Ordinary	—	50	50	Property trading and investment
Wide Harvest Investment Limited	Hong Kong	Ordinary	—	25	25	Property investment
Win Chanford Enterprises Limited	Hong Kong	Ordinary	5	45	50	Property investment

DISCLOSURE PURSUANT TO PRACTICE NOTE 19 OF THE LISTING RULES

(a) Specific performance obligations on controlling shareholders

Pursuant to paragraph 3.7.1 of Practice Note 19 ("PN 19") of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Company is required to make disclosure of loan agreements which contain covenants requiring specific performance obligations on the controlling shareholder of the Company. As at the year end, no such covenants exist in respect of any outstanding loan agreement entered into by the Company.

(b) Financial assistance and guarantees to affiliated companies *(Note)*

In accordance with paragraph 3.10 of PN 19 of the Listing Rules, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period. This information has been extracted from the relevant audited financial statements of the affiliated companies.

	At 30th June, 2003 ***HK$***	At 30th June, 2002 *HK$*
The Group' share of total indebtedness of its affiliated companies		
Bank loans	**2,635,546,090**	1,808,921,403
Other loans	**258,600,000**	481,400,000
	2,894,146,090	2,290,321,403
Advances from the Group	**10,873,337,591**	11,394,584,774
	13,767,483,681	13,684,906,177
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	**48,436,583**	—
Contracted but not provided for	**727,378,756**	703,378,508
	775,815,339	703,378,508
The Group's share of contingent liabilities of its affiliated companies	**—**	—

Note: "Affiliated companies" mentioned above refers to associates of the Group.

公司資料

董事會
黃志祥（主席）
夏佳理，GBS, OBE, JP*
鄭明訓，JP*
楊柏軒
唐國通
李泓熙
余惠偉

（*獨立非執行董事）

審核委員會
鄭明訓，JP（主席）
夏佳理，GBS, OBE, JP

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤•關黃陳方會計師行
香港執業會計師

律師
胡關李羅律師行
孖士打律師行
麥堅時律師行

主要銀行
中國銀行（香港）有限公司
香港上海匯豐銀行有限公司
恒生銀行有限公司
中國工商銀行（亞洲）有限公司
中國建設銀行
星展銀行香港分行
東亞銀行有限公司
交通銀行香港分行
盤谷銀行
花旗銀行

投資者聯絡方法
如有任何查詢，
請聯絡：總經理（企業財務部）
電　　話：(852) 2734 8312
圖文傳真：(852) 2369 1236
電子郵件：info@sino-land.com

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電　　話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電子郵件：info@sino-land.com

股票登記處
標準証券登記有限公司
香港灣仔告士打道56號
東亞銀行港灣中心地下
電　　話：(852) 2980 1768
圖文傳真：(852) 2861 1465

股東時間表

截止過戶日期	二零零三年十一月十三日至二零零三年十一月十八日（首尾兩天包括在內）
股東週年大會	二零零三年十一月十八日
中期股息	每股二港仙
派發日期	二零零三年五月二十日
末期股息	每股二港仙
派發日期	二零零三年十二月十七日
遞交以股代息選擇表格之期限	二零零三年十二月十日四時正

上市資料

股票代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

信和置業有限公司謹定於二零零三年十一月十八日（星期二）上午九時三十分，假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零三年六月三十日止年度之經審核財務報告書與董事會及核數師報告書。

2. 宣派末期股息。

3. 重選依章告退之董事及釐定董事酬金。

4. 重聘德勤•關黃陳方會計師行為核數師及授權董事釐定核數師酬金。

5. 作為特別事項，考慮並酌情通過，或經修訂後通過下列議案，為普通決議案：

普通決議案

(i) 「**動議**：

(甲) 在下文(i)(乙)段之規限下，一般性及無條件批准本公司董事會在有關期間內，於香港聯合交易所有限公司（「聯交所」）或本公司之股份可能上市並經由證券及期貨事務監察委員會及聯交所就此而認可之任何其他證券交易所，行使本公司一切權力，購回本公司之股份，惟回購須遵循及按照所有適用之法例及不時經修訂之聯交所之證券上市規則或任何其他證券交易所之規定；

(乙) 依據上文(i)(甲)段之批准獲授權而購回之股份面值總額，不得超過在本決議案獲通過當日本公司已發行股本面值總額之10%，而上述批准亦須受此限制；及

(丙) 就本決議案而言：

「有關期間」乃指本決議案獲通過之日至下列任何一項較早發生之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(3) 本決議案所載之權力經由股東在股東大會上通過普通決議案撤銷或修訂之日。」

(ii) 「**動議**：

（甲） 一般性及無條件批准本公司董事會，可於有關期間內行使本公司所有權力，配發、發行及處理本公司之額外股份，配發、發行或授予本公司證券，包括可轉換本公司股份之公司債券、債券及票據；並訂立或授予或需在有關期間或其後行使該項權力之售股建議、協議或優先購股權；惟因行使本公司認股權證之認購權或根據任何以股代息計劃或根據配售新股或根據本公司採納之任何優先購股計劃或根據本公司任何現有之可轉換之公司債券、債券或票據之轉換權而發行之股份則除外；並進一步規定，根據此董事會權力及此一般性授權而配發或同意配發或發行（無論是以優先購股權或轉換或其他方式）之股份面值總額將不得超過本決議案獲通過當日本公司已發行股本面值總額之20%；及

（乙） 就本決議案而言：

「有關期間」乃指本決議案獲通過之日至下列任何一項較早發生之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(3) 本決議案所載之權力經由股東在股東大會上通過普通決議案撤銷或修訂之日。」

(iii) 「**動議**待上文第(i)項及第(ii)項決議案獲得通過後，在本公司根據上文所載之第(i)項決議案而購回之股份面值總額加上相當於本公司根據上文第(ii)項決議案而配發或有條件或無條件地同意配發之股本總面值之任何數額，惟該數額不得超過本決議案獲通過當日本公司已發行股本面值總額之10%為限。」

承董事會命
秘書
葉世光

香港，二零零三年九月二十三日

附註：

（甲） 凡有權出席上述大會及投票之股東，均可委任一位或多位代表，代該股東出席大會及於投票表決時代其投票。受委代表毋須為本公司之股東。

（乙） 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，最遲須於指定開會時間四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心12字樓本公司註冊辦事處，方為有效。

（丙） 本通告之中文譯本僅供參考之用。中、英文內容如有差異，概以英文本為準。

（丁） 本公司定於二零零三年十一月十三日（星期四）至二零零三年十一月十八日（星期二），首尾兩天包括在內，暫停辦理本公司股份過戶登記手續。如欲享有建議之末期股息，則須於二零零三年十一月十二日（星期三）下午四時正前將所有股份過戶文件連同有關股票，送達香港灣仔告士打道56號東亞銀行港灣中心地下標準証券登記有限公司，辦理登記手續。

集團財務摘要

	一九九九年 *港元*	二零零零年 *港元*	二零零一年 *港元*	二零零二年 *港元*	**二零零三年** ***港元***
營業額	2,305,304,948	2,069,869,289	1,489,814,712	2,713,424,196	**4,183,474,770**
股東應佔純利	1,514,597,031	1,356,030,814	491,681,822	262,787,696	**50,920,148**
每股基本盈利（*仙*）	47.5	38.2	13.2	6.8	**1.32**
每股股息（*仙*）	10.0	10.0	4.0	4.0	**4.0**

每股基本盈利及股息



港仙計
70
60
50
40
30
20
10
0
每股股息
每股基本盈利
10.0
47.5
10.0
38.2
4.0
13.2
4.0
6.8
4.0
1.32
1999
2000
2001
2002
2003
年份

	一九九九年 港元	二零零零年 港元	二零零一年 港元	二零零二年 港元	**二零零三年 港元**
資產負債表					
非流動資產	24,244,609,270	24,705,810,079	29,460,704,702	29,103,041,250	**27,262,664,026**
流動資產	12,693,087,088	13,064,200,201	8,636,974,512	12,367,681,343	**13,499,211,561**
流動負債	(3,311,057,320)	(3,818,927,235)	(3,376,972,917)	(5,942,584,022)	**(5,607,314,069)**
	33,626,639,038	33,951,083,045	34,720,706,297	35,528,138,571	**35,154,561,518**
股本	3,491,078,256	3,629,901,942	3,860,583,211	3,874,211,830	**3,886,334,280**
儲備	22,613,382,775	23,814,301,430	23,768,581,580	21,844,351,257	**20,449,512,316**
股東權益總額	26,104,461,031	27,444,203,372	27,629,164,791	25,718,563,087	**24,335,846,596**
少數股東權益	35,285,882	24,662,142	22,188,838	2,408,637	**(1,011,765)**
非流動負債	7,486,892,125	6,482,217,531	7,069,352,668	9,807,166,847	**10,819,726,687**
	33,626,639,038	33,951,083,045	34,720,706,297	35,528,138,571	**35,154,561,518**
每股股東權益	7.48	7.56	7.16	6.64	**6.26**

股東權益總額（港幣十億元計）


40
35
30
25
20
15
10
5
0
26.1
27.4
27.6
25.7
24.3
1999
2000
2001
2002
2003
年份

股東應佔純利（港幣百萬元計）


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1,514.6
1,356.0
491.7
262.8
50.9
1999
2000
2001
2002
2003
年份

截至二零零三年六月三十日止年度之
分部業績之組合


物業
71%
7%
財務
3%
6%
13%
證券
酒店經營
管理服務
及其他

截至二零零三年六月三十日止年度之
營業額組合


物業銷售
63%
3%
證券買賣
及投資，及財務
20%
5%
9%
租金收益
酒店經營
管理服務
及其他

本人謹向股東提交二零零二／二零零三年度之年報。

業績

截至二零零三年六月三十日止財政年度，集團錄得經審核之綜合營業額及股東應佔綜合淨利，分別達四十一億八千三百萬港元及五千一百萬港元。本年度每股盈利為一點三二仙。此淨利之減少主要受發展完成之項目數量較少、伊拉克戰爭及非典型肺炎事件影響，打擊市場氣氛而引致。

股息

董事會建議派發截至二零零三年六月三十日止年度之末期息每股兩仙，給予在二零零三年十一月十八日名列於本公司股東名冊之股東。連同已派發之中期息每股兩仙，全年每股派息共四仙。

董事會建議股東有權選擇收取新發行之股份代替以現金方式收取末期股息。此項以股代息建議需待(一)二零零三年十一月十八日召開之股東週年大會批准及(二)香港聯合交易所有限公司批准依據此項建議所發行之新股上市及買賣，方可作實。

載有關於以股代息建議詳情之通函及選擇以股代息之表格，將約於二零零三年十一月十九日寄予各股東。預計末期股息單及股票將約於二零零三年十二月十七日發給股東。

業務回顧

(一) 土地儲備

購入應佔總樓面面積二百七十萬平方呎

截至二零零三年六月三十日止財政年度，集團購入兩幅主要用作住宅發展之土地，為集團帶來應佔總樓面面積合共逾二百七十萬平方呎。購入之土地詳情如下：

	地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1.	荃灣市中心重建項目 新界荃灣 大河道／楊屋道 荃灣市地段第398號	住宅／商業	100%	1,401,472
2.	何東樓 新界沙田 沙田市地段第470號	住宅／商業	100%	1,322,883
				2,724,355

業務回顧（續）

(一) 土地儲備（續）

於二零零三年六月三十日，集團擁有土地儲備總樓面面積約一千八百八十萬平方呎，當中包括已完成之出售物業、發展中之物業及已發展完成之投資物業，各類型物業比例均衡：住宅佔百分之四十四，商業佔百分之三十二，工業佔百分之十三，停車場佔百分之八，以及酒店佔百分之三。集團會繼續增添優質之土地儲備，以提升其盈利潛能。

集團擁有之土地儲備總樓面面積達一千八百八十萬平方呎

(二) 發展完成之物業及物業發展狀況

截至二零零三年六月三十日止財政年度，集團已發展完成以下項目，應佔總樓面面積約九十萬平方呎：

	地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1.	御庭軒 新界粉嶺 和滿街9號	住宅／ 零售／ 停車場	100%	603,929
2.	月海灣 新界葵涌 葵聯路100號	住宅	100%	205,580
3.	海天峰 香港北角 雲景道35號	住宅	100%	134,225
				943,734

集團預計可於下個財政年度完成以下項目，應佔總樓面面積合共約二百三十萬平方呎：

	地點	用途	集團所佔權益	集團所佔樓面面積 (平方呎)
1.	海典灣 新界馬鞍山第77區 保泰街1號	住宅	100%	612,465

業務回顧（續）

（二） 發展完成之物業及物業發展狀況（續）

	地點	用途	集團所佔權益	集團所佔樓面面積（平方呎）
2.	宏天廣場 九龍九龍灣 宏光道39號	商業	50%	413,915
3.	君頤峰 九龍京士柏 衛理道18號	住宅	30%	271,253
4.	來福士廣場 上海黃埔區 西藏中路228號 105A及B	商業	19%	255,977
5.	朗逸峰 新界荃灣第40區 荃錦公路	住宅	25%	206,909
6.	帝庭居一期及二期 新界元朗屏山 屏竹里1號及8號	住宅／ 商業	100%	180,403
7.	Embassy Lodge 新界上水金錢村 金錢南路8號	住宅	100%	166,840
8.	寶雲匯 新界荃灣第40區 荃錦公路98號	住宅	50%	112,538
9.	St Andrews Place 新界上水雙魚河 金翠路38號	住宅	100%	98,909
				2,319,209

業務回顧 *(續)*

(三) 銷售活動

集團於財政年度內所錄得的物業銷售收入，主要來自出售御庭軒、月海灣及海天峰新發展項目之住宅單位。整體而言，超過百分之九十五單位經已售出。

由二零零二年第四季至二零零三年三月止，地產市道氣氛因二零零二年十一月公佈的新房屋政策而轉強。為配合正面的市場氣氛，集團於二零零三年第一季推出兩個位於元朗的住宅發展項目 — 帝庭居一期及二期。該等項目預計於二零零三年至二零零四年財政年度興建完成。市場反應理想，超過百分之九十九的住宅單位於短期間售出。




帝庭居
帝庭居

元朗屏山低密度花園豪宅帝庭居推售時反應踴躍，接近全部售罄。

伊拉克政局的緊張氣氛影響了全球經濟氣候，令二零零三年初的經濟增長受阻，亦打擊了市場氣氛。本年度三月至五月期間，由於受非典型肺炎事件影響，香港經濟放緩，發展商均延期推售項目，導致物業銷售活動減少。但當疫情受到控制，以及世界衛生組織將香港從疫區名單中剔除後，二零零三年第二季末之樓宇銷售活動再度活躍，市民對樓市回復信心，市場氣氛好轉。

業務回顧 *(續)*

(三) 銷售活動 *(續)*

隨著市道復甦，集團其中一個聯營項目 — 朗逸峰一期於二零零三年六月推出。此項目位於大帽山之半山區，預計於二零零三年至二零零四年財政年度興建完成。此項目深受市場歡迎，銷售情況理想。

二零零三年七月，集團的聯營伙伴出售位於深井之海雲軒，同期，集團亦推出屯門海典軒。由於此兩個項目之據點均位於西鐵沿線，市場反應熱烈，銷售情況亦令人鼓舞。

市場對豪宅需求殷切，有見及此，集團的聯營伙伴亦於八月推出豪華住宅聯營項目 — 君頤峰。



位於屯門青山灣海濱之海典軒，推售時反應熱烈，備受置業人士歡迎。



業務回顧（續）

（四）租務活動

於二零零三年六月三十日，集團已完成的投資物業應佔總樓面面積達八百六十萬平方呎，較上個財政年度之八百一十萬平方呎為多。當中增加的五十萬平方呎主要來自劍橋廣場及御庭軒之零售及停車場面積。集團之投資物業組合多元化：商業佔百分之四十六，工業佔百分之二十六，停車場佔百分之十八，酒店佔百分之七，住宅佔百分之三。


信和集團
SINO GROUP

集團於去年十二月在旗下商場舉辦為期一個月的「信和商場禮貌店員選舉」，租務部總經理陳昌傑（中）特親臨頒獎狀。

二零零二年至二零零三年財政年度之上半年，集團的租務活動錄得增長。雖然此升幅受阻於非典型肺炎事件，而租戶生意額及酒店收益亦受到影響，但集團的緊急應變措施及管理適時發揮效用，減輕了非典型肺炎事件所帶來之衝擊。在此期間，集團屬下之物業管理公司推行了一連串措施以防止傳染病蔓延；同時，集團亦在購物商場推出有效的宣傳活動，以刺激商場人流及提升顧客之歸屬感，從而為租戶引進商機，有效提升資產的價值。





集團屬下的購物商場經常舉辦各式大型宣傳活動吸引購物人潮。

集團連同所佔聯營公司之總租金收入維持穩定，達十一億一千萬港元，去年為十一億六百萬港元，而投資物業全年整體出租情況令人滿意。集團的投資物業組合多元化及地點優越，均是維持穩定的經常性收益之主要元素。

租金總收入為十一億一千萬港元

業務回顧（續）

（五）財務

現金資源約九十億四千六百萬港元

集團的資產負債比率維持穩定。於二零零三年六月三十日，資產負債比率按淨債項與股東權益比率計算，維持約百分之三十六點六的水平。集團貸款總額其中百分之十六在一年內償還，百分之二十二在一至兩年內償還，百分之六十二則於二至五年內償還。此外，集團包括所佔聯營公司擁有現金資源約九十億四千六百萬港元，其中包括手頭現金約十六億二千四百萬港元及可動用之未提取信貸額約七十四億二千二百萬港元。集團資產總值為四百零八億港元。集團之股東權益總額及每股資產淨值分別為二百四十三億港元及六點二六港元。

於二零零三年六月，集團以內部現金資源及銀行貸款，向Hong Kong Turbo Mortgage Funding Limited贖回相等於二十三億四千三百萬港元之證券化債券，以減低利息成本。因提早償還借貸而引致的利息及外匯掉期成本為一億八百萬港元。

二零零三年六月三十日止財政年度內，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。除於二零零七年到期之可換股票據，集團大部份借貸均以浮息為基礎。

於二零零三年六月三十日，集團較上個財政年度二零零二年六月三十日止，沒有錄得任何承擔及或然負債的特別重大轉變。

業務回顧 *（續）*

（六） 未來發展

集團之業務主要集中於物業發展及投資方面，並將繼續及選擇性地添置土地，以期達至最佳的盈利前景。於二零零三年六月三十日，集團現正發展中之土地應佔總樓面面積約九百五十萬平方呎，當中百分之八十用作住宅發展用途，並預計該等項目可於四至五年內相繼完成。

集團致力興建優質物業，並為旗下的新發展項目及物業管理引入環保概念及元素，為客戶提供更佳之生活質素。

我們欣然宣佈柏景灣榮獲國際房地產業聯合會頒發「2003年住宅組別優良建築獎」，引證了其建築設計達至世界級水平。這是繼柏景灣於本財政年度被經濟日報「置業家居」周刊評選為香港最優質住客會所以表揚其設計美觀及設施多樣化後獲得的第二個獎項。另外，浮爾頓酒店亦獲「Business Traveller Asia Pacific Awards 2002」評選為亞太區最佳新商務酒店及榮獲第五十四屆國際房地產業聯合會「2003年休閒建築組別榮譽大獎」。

除上述事項外，其他資料對比二零零二年六月三十日止之年報並無任何其他重大轉變。



地鐵奧運站柏景灣，剛榮獲於德國柏林舉辦的第54屆國際房地產業聯合會頒發「住宅組別優良建築獎」，顯示該物業在質量及設計方面均臻國際最高水準。

社會關係及環境責任

集團著重企業誠信、商業道德操守、良好企業管治及企業社會責任的重要性。為保障股東長期利益，集團竭力承擔社會責任，於日常運作及業務發展方面實踐環保措施。年內，集團曾為香港紅十字會及香港公益金舉辦籌款活動。

集團之全資附屬公司 — 信和物業管理有限公司，其業務著重於資產管理及客戶服務管理，曾榮獲多個獎項，見證其對社會作出的貢獻，以及在住宅及商業樓宇組合上推廣環保所作出之努力。

信和物業管理有限公司於二零零二年六月成立「信和義工隊」，除員工外，更歡迎住戶及租戶參與各項公益慈善活動。



於二零零二年九月，信和物業管理有限公司榮獲由香港公益金舉辦的「二零零二年公益金全港屋邨籌款 — 分區屋邨最高籌募獎（油尖旺區）」，以表揚其在籌款活動上所作出之努力。同年十二月，信和物業榮獲香港社會服務聯會頒發「商界展關懷」獎項。

在環保方面，信和物業管理有限公司管理的四個住宅屋苑榮獲水務署頒發之「食水系統優質維修認可計劃」證書。而信和物業管理有限公司管理之帝庭軒於二零零三年一月更榮獲「2002香港環保企業獎（環保辦公室）優異獎」。



信和物業管理總經理杜日生（右二）聯同藍灣半島經理彭國華（右）及中港城經理劉婉湄（左）接受由香港品質保證局行政總裁陳錦新（左二）頒授之ISO9001:2000證書。

社會關係及環境責任(續)

另外,信和護衛有限公司及恒毅清潔服務有限公司同時榮獲ISO 9001: 2002品質管理體系證書,足以證明其營運效率及優質服務已達至高水平。


2002
Hong Kong Eco-Business Awards
香港環保企業獎
Awards Presentation Ceremony

信和物業管理有限公司獲頒「2002香港環保企業獎(環保辦公室)優異獎」,見證了信和管理層與員工於環保上所作出的貢獻。

僱員計劃

集團於財政年度內為超過四千六百八十名僱員提供了各類型的內部及外間培訓課程。這些課程旨在增強員工的語言能力、增進其專業知識及管理事宜,以及提高生產力而特別設計。集團提供的訓練課程包括語言訓練、客戶關係及客戶服務、資訊科技、自我增值,以及有關辦公室行政、物業管理及項目管理的環境保護知識。集團將繼續配合公司策略及特定職業發展計劃需求,推出各類嶄新課程。

由於中港經濟及社會連繫越趨緊密,集團將繼續致力增強員工的普通話應對能力,並定期舉辦不同程度的訓練課程。集團的政策乃要求所有員工必須擁有最優質的客戶服務水準,尤以前線員工為要。故此,集團特聘用顧問公司提供優質客戶服務之密集訓練計劃。財政年度內,已有超過二千名員工接受此訓練,而受訓員工及客戶對此訓練計劃均反應良好。

集團亦舉辦「傑出員工獎」計劃,以讚揚表現出色的僱員,並提供訓練課程以裝備他們成為集團未來領導層。期內,共有十六位員工獲得此獎項。

展望

不穩定的營商環境，令二零零二年至二零零三年財政年度的環境充滿挑戰。政府於二零零二年十一月公佈的房屋政策，有利於樓市健康發展及持續增長，令樓市復甦。結果市場氣氛於二零零三年第一季轉好，但由於受伊拉克戰爭及非典型肺炎事件等外來因素困擾，不僅對物業銷售有所影響，香港及鄰近地區之旅遊業、酒店業、飲食業及零售業亦因而遭受打擊。

伊拉克戰爭現已結束及非典型肺炎疫情亦受到控制，其負面影響只屬短暫性。到訪旅客人數已由二零零三年五月份四十三萬人次增加至七月份一百二十九萬人次、物業銷售理想，以及集團旗下商場人流增加，復甦跡象顯著。國內開放「個人遊」措施將吸引更多內地旅客訪港，香港酒店業及零售業必然受惠。另外，放寬內地人士攜帶外匯入境上限亦將促進本地消費及零售業。政府計劃再增推新房屋措施以維持樓市穩中有升的發展，將進一步加強市民對樓市的信心。這不單對樓市有正面影響，亦可促進經濟發展。

中期至長遠而言，珠江三角洲地區的持續經濟發展將增強該地區與香港之間的貿易及交流，令兩地關係更形密切，有助香港經濟復甦。中港於二零零三年六月簽訂的更緊密經貿關係安排(CEPA)，香港出口貨品往中國大陸享有「零關稅」的優惠，可促進港商拓展內地市場。此等經濟活動必然令雙方從中得益。

於本財政年度內，集團以合理價錢額外增添了應佔總樓面面積達二百七十萬平方呎的土地儲備。此新增之土地儲備將為集團未來幾年提供穩定的收益前景。集團於過去兩年之預售項目可確保下個財政年度之盈利。於二零零三年至二零零四年財政年度興建完成的項目中，約有百分之七十五的住宅單位經已售出，應佔售樓收入超過三十億港元。除不可預測的情況外，近期市場復甦趨勢應對集團於二零零三年至二零零四年財政年度之盈利有正面的影響。董事會對集團的中期及長期發展均有信心。

員工與管理層

本人謹藉此機會代表董事會，感謝各員工對集團的貢獻及支持。本人亦對董事會同寅的指引及英明領導，深表謝意。

主席
黃志祥

香港，二零零三年九月二十三日

董事之個人資料

(I) 執行董事

黃志祥先生，51歲，自一九八一年出任本集團執行董事及自一九九一年出任本集團主席。黃先生於一九七五年取得大律師資格。黃先生在過去二十七年內，活躍於香港物業投資及發展，亦出任本公司之控股公司尖沙咀置業集團有限公司（「尖沙咀置業」）主席。黃先生並同時擔任香港及新加坡多間上市公司之主席。

楊柏軒先生，51歲，自一九九六年出任本公司執行董事。楊先生畢業於University of Manchester Institute of Science & Technology，於本公司工作超過二十一年，在工程管理及成本控制方面具豐富經驗。楊先生亦曾是香港理工大學屋宇設備工程學系顧問委員會會員。

唐國通先生，61歲，自一九九七年出任本公司執行董事，於一九七零年及一九七九年分別取得香港及英國之律師資格。唐先生為香港一間著名律師事務所之顧問，並擔任尖沙咀置業之執行董事。

李泓熙先生，45歲，自二零零三年一月獲委任為本公司執行董事。李先生乃酒店管理系畢業，回港前曾於多間國際連鎖酒店擔任要職，包括加拿大之喜來登酒店集團、凱悅酒店集團及美國之威斯汀酒店，早於一九九一年加入皇家太平洋酒店任總經理一職。

余惠偉先生，43歲，自二零零三年一月獲委任為本公司執行董事。余先生乃香港建築師學會會員、註冊建築師及政府認可人士（建築師），於設計、項目管理、建築地盤管理及成本管理方面具豐富經驗。余先生於一九九二年加入本公司。

(II) 獨立非執行董事

夏佳理先生，GBS，OBE，JP，64歲，自一九八一年出任本公司獨立非執行董事。於一九八八年出任立法會議員，由一九九一年至二零零零年六月尾止代表地產及建築界功能組別。夏佳理先生為愛丁堡公爵獎勵計劃國際基金會之國際獎勵計劃協會以及紀律人員薪俸及服務條件常務委員會之一般紀律服務人員小組委員會主席，亦為香港按揭證券有限公司董事及香港賽馬會主席兼董事，並於多個政府委員會及諮詢團體服務。夏佳理先生為香港一間律師事務所之合夥人，並擔任香港多間上市公司董事職務。

鄭明訓先生，JP，66歲，自一九九五年出任本公司獨立非執行董事。鄭先生為前任香港立法會議員，並曾任英之傑太平洋有限公司、洛希爾父子（香港）有限公司及香港總商會主席和香港美國商會會長。彼現時為香港賽馬會董事及多家香港上市公司之獨立非執行董事。彼為香港科技大學Management of Organizations兼任教授及香港中文大學校董會成員。

董事會謹向各位股東呈交截至二零零三年六月三十日止年度年報及經審核財務報告書。

主要業務

本公司為一間投資控股公司。主要附屬公司之業務概況刊於財務報告書附註44。

業績及盈利分配

集團本年度業績刊於第177頁之綜合收益表。

本年度已向股東派發中期息每股2港仙，折合77,369,560港元，董事會建議派發末期息每股2港仙，給予在二零零三年十一月十八日名列於本公司股東名冊之股東，折合77,726,686港元。

投資物業

本年度內，本集團分別購入及出售27,797,214港元及118,300,163港元之投資物業，並將164,235,090港元之發展中物業轉撥至投資物業，且於年結日將所有投資物業進行重估。重估虧損淨額為1,231,115,559港元，已直接於投資物業重估儲備中扣除。

上述及其他關於本集團之投資物業於本年度內之變動詳情，刊於財務報告書附註15。

物業、廠房及設備

本集團之物業、廠房及設備於本年度內之變動詳情刊於財務報告書附註17。

主要物業

本集團於二零零三年六月三十日持有之主要物業資料刊於第234頁至第250頁。

附屬公司及聯營公司

有關本公司於二零零三年六月三十日之主要附屬公司及聯營公司之詳情分別刊於財務報告書附註44及45。

股本

本公司之股本於本年度內之變動詳情刊於財務報告書附註29。

購買、售賣或贖回本公司之上市證券

本年度內，本公司以總代價90,262,382港元於香港聯合交易所有限公司（「聯交所」）購回本公司39,426,000股普通股。該等股份其後已註銷。註銷股份之面值總額39,426,000港元已撥入資本贖回儲備，而總代價則由本公司之保留溢利支付。該購回詳情如下：

購回月份	購回普通股總數	購回每股最高價 港元	購回每股最低價 港元	總代價 港元
二零零二年八月	4,500,000	2.675	2.475	11,596,079
二零零二年九月	2,500,000	2.275	2.075	3,191,830
二零零二年十月	2,180,000	2.300	2.225	7,262,418
二零零二年十一月	1,600,000	2.625	2.525	4,128,602
二零零二年十二月	5,600,000	2.550	2.375	13,979,813
二零零三月一月	4,500,000	2.525	2.375	11,090,606
二零零三年二月	2,100,000	2.450	2.350	4,996,017
二零零三年三月	2,846,000	2.275	2.125	6,327,602
二零零三年四月	8,100,000	2.125	1.990	16,560,468
二零零三年五月	5,500,000	2.050	1.990	11,128,947
	39,426,000			90,262,382

購回乃旨在提高本公司之每股資產淨值及／或盈利，務求在整體上為股東帶來利益。

除以上所列，本公司及其附屬公司在本年度內並無購買、售賣或贖回本公司之任何上市證券。

可換股票據

本集團於本年度內已發行之可換股票據詳情刊於財務報告書附註28。

庫務，集團借貸及利息撥充資本

本集團維持穩健之庫務管理，保持最低之外匯風險及利率以浮動為基礎。有關隨時或須於一年內償還之銀行貸款、透支及其他借貸分類為流動負債。銀行貸款及其他借貸於二零零三年六月三十日之償還分析資料刊於財務報告書附註26。

本年度內，本集團撥充發展中物業之資本利息數目為46,673,097港元。

董事

本年度內及截至本報告書日期止本公司之董事為：

執行董事

黃志祥先生
楊柏軒先生
唐國通先生
李泓熙先生　　（於二零零三年一月一日獲委任）
余惠偉先生　　（於二零零三年一月一日獲委任）
李智康先生　　（於二零零二年八月十二日辭任）
張永森先生，JP　　（於二零零二年九月十九日辭任）
林裕兒先生　　（於二零零三年七月六日辭任）

獨立非執行董事

夏佳理先生，GBS, OBE, JP
鄭明訓先生，JP

依據本公司組織章程細則，夏佳理先生，GBS, OBE, JP、唐國通先生、李泓熙先生及余惠偉先生將於應屆股東週年大會輪值告退，惟均願膺選連任。

董事權益

根據證券及期貨條例（「證券條例」）第XV部第352條規定備存的登記冊所載，或依據聯交所之證券上市規則（「上市規則」）內，上市公司董事進行證券交易的標準守則（「標準守則」）通知本公司及聯交所，董事於二零零三年六月三十日在本公司及證券條例下所指相聯公司的股份、相關股份及債券證中的權益及淡倉載列如下：

（甲）本公司股份之好倉

董事姓名	普通股數目	身份及權益類別	佔已發行股份百分比
黃志祥先生	2,583,024	115,336股為實益擁有人及 2,467,688股為配偶權益	0.06%
夏佳理先生，GBS, OBE, JP	1,044,095	實益擁有人	0.02%
鄭明訓先生，JP	60,185	實益擁有人	≃ 0%
楊柏軒先生	14,641	實益擁有人	≃ 0%
唐國通先生	–	–	–
林裕兒先生（附錄甲）	–	–	–
李泓熙先生	–	–	–
余惠偉先生	–	–	–

附錄甲：林裕兒先生已於二零零三年七月六日辭去執行董事之職。

董事權益（續）

（乙）相聯公司股份之好倉

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	普通股數目	身份及權益類別	佔已發行股份百分比
黃志祥先生	524,720	實益擁有人	0.03%
夏佳理先生，GBS, OBE, JP	60,000	實益擁有人	≃ 0%
鄭明訓先生，JP	–	–	–
楊柏軒先生	–	–	–
唐國通先生	–	–	–
林裕兒先生（附錄甲）	–	–	–
李泓熙先生	–	–	–
余惠偉先生	–	–	–

(ii) 相聯公司

黃志祥先生經受控公司而被視為持有下列公司股份權益：

相聯公司名稱	普通股數目	佔已發行股份百分比
駿商有限公司	50（附註1 & 2）	50%
Brighton Land Investment Limited	1,000,002（附註1 & 3）	100%
Dramstar Company Limited	440（附註1 & 4）	44%
霸滔有限公司	1（附註1 & 5）	50%
Erleigh Investment Limited	110（附註1 & 5）	55%
長誠財務有限公司	1（附註1 & 5）	50%
霸都財務有限公司	5（附註1 & 6）	50%
霸都置業有限公司	5,000（附註1 & 6）	50%
藍灣半島物業管理有限公司	10（附註1 & 5）	50%
旋翠有限公司	500,000（附註1 & 5）	50%
擴財有限公司	1（附註1 & 7）	50%
Murdoch Investments Inc.	2（附註1 & 3）	100%
集利財務有限公司	1（附註1 & 5）	50%
允傑發展有限公司	20,000（附註1 & 8）	10%
Rich Century Investment Limited	500,000（附註1 & 5）	50%
銀寧投資有限公司	10（附註1 & 5）	50%
Sino Club Limited	2（附註9）	100%
信和停車場管理有限公司	450,000（附註10）	50%
信和地產代理有限公司	50,000（附註10）	50%

董事權益（續）

(乙) 相聯公司股份之好倉（續）

(ii) 相聯公司（續）

附註：

1. Osborne Investments Ltd.（「Osborne」）乃黃志祥先生控權百分之五十的Boswell Holdings Limited（「Boswell」）全資附屬公司Seaview Assets Limited所持有。
2. 股份由Osborne全資附屬公司Devlin Limited所持有。
3. 股份由Osborne控權百分之五十五的Erleigh Investment Limited所持有。
4. 股份由Osborne全資附屬公司旋翠有限公司所持有。
5. 股份由Osborne所持有。
6. 股份由Osborne全資附屬公司城姿有限公司所持有。
7. 股份由Osborne全資附屬公司渤榮有限公司所持有。
8. 股份由Osborne全資附屬公司Goegan Godown Limited所持有。
9. 股份由Deansky Investments Limited（乃黃志祥先生百分百控權）控權百分之五十的信和地產代理有限公司所持有。
10. 股份由黃志祥先生控權百分百的Deansky Investments Limited所持有。

(丙) 相關股份及債券證之好倉
股份、相關股份及債券證之淡倉

並無本公司及其相聯公司的相關股份及債券證之好倉或股份、相關股份及債券證之淡倉載於根據證券條例第XV部第352條規定備存的登記冊內或根據上市規則內之標準守則知會本公司及聯交所。

購買股份或債券之安排

在本年度內，本公司、其控股公司或各附屬公司或同系附屬公司並無參與任何安排，致令本公司董事可藉認購本公司或任何其他法人團體之股份或債券而從中獲益。

董事於具競爭性業務之權益

依據上市規則第8.10條，本公司披露在本年度內及直至本報告書日期止，董事會主席黃志祥先生於香港從事物業投資、發展及管理之公司中擁有權益及／或身為該等公司之董事。

由於本公司董事會乃獨立於該等公司之董事會，亦有兩位獨立非執行董事，故本集團有能力獨立地按公平基準進行其業務。

董事於重要合約中之權益

在本年度內或年結日，除財務報告書附註43之「關連人士交易」所披露外，本公司、其控股公司、各附屬公司或同系附屬公司並無訂立任何與本公司董事直接或間接擁有重要權益而與本公司業務有重大聯繫之其他合約。

管理合約

本公司董事與本公司或各附屬公司之服務合約均可於一年內由受僱公司終止而毋須繳付賠償金（法定之賠償除外）。

關連交易

甲、 本年度內，本公司宣佈已訂立下列關連交易，現按上市規則之規定披露交易細則如下：

(a) **收購股份及接受轉讓貸款**

於二零零三年六月二十六日，本公司全資附屬公司會連發展有限公司（「會連」）及信和財務有限公司（「信和財務」）與Millwood Limited（「Millwood」）及健泰財務有限公司（「健泰財務」）分別訂立有關協議。根據當中協議：(a) 會連同意以100,000港元之代價向Millwood購入擁有工業大廈劍橋廣場100%權益之翠飛發展有限公司（「翠飛」）100,000股股份（佔其已發行股份100%）；及(b) 信和財務同意以代價92,568,458港元接受由健泰財務轉讓有關翠飛欠負健泰財務為數104,817,784港元之貸款。收購股份及接受轉讓貸款已於二零零三年六月二十六日完成。

Millwood及健泰財務均為Boswell Holdings Limited（「Boswell」）之間接全資附屬公司。本公司主席兼執行董事黃志祥先生擁有Boswell 50%權益，根據上市規則之規定，Boswell為黃先生之聯繫人士，同時為本公司之關連人士。

本公司於管理工業大廈方面擁有豐富經驗與專業知識。收購股份及接受轉讓貸款令本公司擁有劍橋廣場全部權益，可為本公司提供機會，以將該物業之價值推至最高及擴充資本。

關連交易（續）

甲、（續）

(b) 出售股份及轉讓貸款

於二零零三年六月二十六日，本公司及信和財務與Erleigh Property Limited（「Erleigh」）及凱信財務有限公司（「凱信財務」）分別訂立有關協議。根據當中協議：(a) 本公司同意以代價30,755,779港元向Erleigh出售擁有工業大廈太平洋貿易中心之100%權益Kotachi Limited（「Kotachi」）1股股份（佔其已發行股份50%）；及(b) 信和財務同意按實際金額之基準轉讓予凱信財務有關Kotachi欠信和財務為數61,921,021港元之貸款。出售股份及轉讓貸款已於二零零三年六月二十六日完成。

凱信財務及Erleigh均為Boswell之間接全資附屬公司。

由於本公司並無擁有太平洋貿易中心操控權，將此物業之價值進一步撥充資本將會受到限制；故此出售上述股份及轉讓貸款事可讓本公司出售該等物業之權益。

董事認為上述收購與出售股份及接受轉讓與轉讓貸款將加強本公司工業物業投資組合之控制。

乙、本年度內，本集團以正常商業條款借款予其非全資擁有之附屬公司，根據上市規則所需詳情披露如下：

(a) 本年度內，本集團共借40,329,706港元予本公司佔70%之附屬公司健惠投資有限公司（「健惠」），用以營運中央廣場。該筆借款為無抵押，須繳付以資金成本加邊際利潤計算之利息及無固定還款期。所借款項乃按本集團所佔健惠之權益比例發放，其餘權益為一獨立第三者所持有，該獨立第三者因佔有健惠主要權益而被視為與本集團有關連。

(b) 本年度內，本集團共借529,761,006港元予本公司佔60%之附屬公司Grand Creator Investment (BVI) Limited（「Grand Creator」），用以貸款予其全資附屬公司進宏投資有限公司。該筆貸款用以發展地鐵坑口站發展項目。該筆借款為無抵押，須繳付以資金成本加邊際利潤計算之利息及無固定還款期。所借款項乃按本集團所佔Grand Creator之權益比例發放，其餘權益為一獨立第三者所持有，該獨立第三者因佔有Grand Creator主要權益而被視為與本集團有關連。

其他關連人士交易之詳情刊於財務報告書附註43。

主要股東及其他股東權益

根據證券及期貨條例第XV部第336條規定備存的登記冊所載，主要股東及其他股東於二零零三年六月三十日在本公司股份及相關股份的權益及淡倉載列如下：

（甲）本公司股份之好倉

主要股東姓名	普通股數目	身份及權益類別	佔已發行股份百分比
黃廷方先生	2,159,981,219 （附註1 & 5）	24,379,470股為實益擁有人， 3,246,594股為配偶權益及 2,132,355,155股為受控公司權益	55.57%
尖沙咀置業集團有限公司	2,074,091,647 （附註1(a) (b) & 5）	1,030,437,137股為實益擁有人及 1,043,654,510股為受控公司權益	53.36%
陳廷驊先生	428,138,950 （附註2 & 4）	受控公司權益	11.02%
陳楊福娥女士	428,138,950 （附註2, 3 & 4）	配偶權益	11.02%
Xing Feng Investments Limited	428,138,950 （附註2 & 4）	受控公司權益	11.02%
興智投資有限公司	428,138,950 （附註2 & 4）	實益擁有人	11.02%

其他股東姓名	普通股數目	身份及權益類別	佔已發行股份百分比
Solid Construction Materials Company Limited	380,089,435	379,946,417股為保證權益及 143,018股為實益擁有人	9.78%
Spangle Investment Limited	230,598,119 （附註5）	實益擁有人	5.93%

附註：

1. *關於受控公司所持之2,132,355,155股：*
   (a) *1,030,437,137股由黃廷方先生控權百分之七十一點七一之尖沙咀置業集團有限公司持有；*
   (b) (i) *31,631,643股由尖沙咀置業集團有限公司之全資附屬公司南隆地產發展有限公司控權百分之九十五點二三之Orchard Centre Holdings (Pte) Limited所持有；及*
   (ii) *1,012,022,867股由尖沙咀置業集團有限公司全資附屬公司持有（包括由Spangle Investment Limited所持的230,598,119股（附註5））；及*
   (c) *58,263,508股由黃廷方先生控權百分百之公司所持有 — 856股由Fanlight Investment Limited持有；24,505,512股由Karaganda Investments Inc.持有，1,078,163股由Orient Creation Limited持有；5,115,333股由Strathallan Investment Limited持有；15,417,685股由Strong Investments Limited持有，11,880,854 股由Tamworth Investment Limited持有及265,105股由Transpire Investment Limited持有。*
2. *428,138,950股由興智投資有限公司持有。興智投資有限公司乃陳廷驊先生控權百分百的Xing Feng Investments Limited全資擁有。*
3. *陳楊福娥女士為陳廷驊先生的之配偶，被視為擁有陳先生所持權益。*
4. *陳廷驊先生，陳楊福娥女士, Xing Feng Investments Limited及興智投資有限公司所擁之權益是重覆的。*
5. *230,598,119股由尖沙咀置業集團有限公司全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業集團有限公司權益內是重覆的。*

主要股東及其他股東權益（續）

（乙）相關股份之好倉
股份與相關股份之淡倉

並無本公司相關股份之好倉或股份與相關股份之淡倉載於依據證券條例第XV部第336條規定備存的登記冊內。

捐款

本年度內，本集團之慈善及其他捐款為978,650港元。

主要供應商及客戶

本集團於本年度內之五大客戶及供應商分別佔本集團之銷售總額及採購總額均不足百分之三十，董事會並不認為任何一個客戶或供應商可影響本集團。

審核委員會

依據上市規則之要求，審核委員會於一九九八年九月二十三日成立，成員包括獨立非執行董事夏佳理先生，GBS, OBE, JP及鄭明訓先生，JP。審核委員會須向董事會負責，且自成立以來定期舉行會議，就本集團之財務申報程序及內部監管作出檢討並提供改善建議。

最佳應用守則

於截至二零零三年六月三十日止年度內，本公司一直遵守上市規則附錄十四最佳應用守則。

獨立非執行董事之任期乃根據本公司之組織章程細則之規定，於股東週年大會上輪值告退及膺選連任。

核數師

於應屆之股東週年大會上，將提呈一項重聘德勤•關黃陳方會計師行為本公司核數師之決議案。

代表董事會
主席
黃志祥

香港，二零零三年九月二十三日

已完成之物業

1. 威登中心
2. 大埔寶馬山
3. 帝柏海灣
4. 遠東金融中心
5. 劍橋廣場
6. 帝景峰
7. 藍灣半島
8. 雍翠豪園
9. 帝庭豪園
10. 維港灣
11. 御峰豪園
12. 柏景灣
13. 綠悠軒
14. 海天峰
15. 月海灣
16. 御庭軒
17. 利亨中心

在發展中物業

18. 九龍內地段第11158號
19. 海典灣，沙田市地段第481號
20. 寶雲匯，地段第404號
21. 朗逸峰，地段第395號
22. 海雲軒，深井丈量約份第387約地段第214號
23. 蔚藍灣畔，將軍澳市地段第24號，地鐵將軍澳支線坑口站上蓋發展項目
24. 宏天廣場，新九龍內地段第5846號
25. Embassy Lodge，地段第2543號
26. St Andrews Place，地段第943號
27. 君頤峰，九龍內地段第11118號
28. 海典軒，屯門市地段第432號
29. 帝庭居，地段第2051及2052號
30. The Beacon Hill，新九龍內地段第6196號
31. 琵琶山，新九龍內地段第6378號
32. 荃灣市中心重建項目

投資物業

33. 中央廣場
34. 電氣道148號
35. 中環廣場
36. 港麗酒店
37. 海港中心
38. 荷李活商業中心
39. 海天廣場
40. 海德中心
41. 寶馬山花園
42. 太平洋廣場
43. 藍灣廣場
44. 統一中心25樓
45. 奧海城1期
46. 奧海城2期
47. 雅麗居
48. 金馬倫廣場
49. 中港城
50. 商業廣場
51. 富利廣場
52. 崇利中心
53. 威利廣場
54. 富登中心
55. 亞太中心
56. 觀塘碼頭廣場
57. 觀塘廣場
58. 歐美廣場
59. 百萬龍大廈
60. 寶興中心
61. 利登中心
62. 陽光廣場商場
63. 尖沙咀中心
64. 油塘工業城
65. 碧湖花園商場
66. 御庭居商場
67. 萬金中心
68. 萬輝工業中心
69. 海悅豪園商場
70. 百利中心
71. 屏會中心
72. 沙田商業中心
73. 屯門市廣場第1期
74. 雅蔚居商場
75. 15 Shek O Headland
76. 半山漆咸徑1號
77. 金馬麟山道8號
78. 淺水灣道38號
79. 灣景園
80. 鴻圖道1號



29
71
66
70
73
28
地下鐵路
九廣鐵路 — 東鐵
九廣鐵路 — 西鐵（預計二零零三年完成）
馬鞍山鐵路（預計二零零四年完成）
九廣鐵路 — 輕鐵
機場鐵路及地鐵東涌綫
三號幹線


5
13
16
17
25
26
65
11
2
74
19
72
21
20
32
22
52
15
31
6
30
9
47
24
60
50
80
51
53
1
54
61
57
56
23
69
45
10
3
18
46
12
58
62
27
55
48
63
49
59
64
38
44
4
35
37
34
39
42
33
40
14
41
36
76
77
7
43
79
78
75



海天峰

座落於高尚之寶馬山豪宅區，鄰近炮台山地鐵站及位處名校網絡，海天峰提供108個盡享270度優美全海景之豪宅，包括4間豪華頂層複式單位，更備有設施完善之住客會所。此項目深受買家歡迎，現已全部售罄。









御庭軒

設計獨特的御庭軒座落於粉嶺市中心，三幢庭園式豪宅共662個單位，基座設有40萬呎大型文娛康樂中心，鄰近粉嶺火車站，四周為翠綠園林，環境優美，空氣清新。此項目備受歡迎，經已全部售罄。

月海灣

此項目雄踞葵涌半山葵聯路，環境優美寧靜，優質會所設施齊備，提供372個豪宅單位，盡享優美青馬大橋及藍巴勒海峽壯麗海景，鄰近葵芳地鐵站及新都會廣場。







西九龍海濱發展項目

此項目位於西九龍海濱海輝道，共有1,052個住宅單位，戶戶環保露台，飽覽維多利亞港優美全海景，毗鄰地鐵奧運站及主要交通幹線，設施應有盡有。



宏天廣場

座落九龍灣商業中心區之全海景甲級寫字樓大廈，尊享維港優美全海景及360度開揚景致，配以先進資訊設備，及優質管理服務。此項目鄰近地鐵九龍灣站，交通便捷。



朗逸峰

朗逸峰傲倚荃灣半山連綿翠巒，擁抱無垠翠綠，且交通便捷。16幢雋穎瑰麗低密度豪宅，儼如歐洲半山堡壘，全部770個單位以偌大面積為主，視野廣翰遠揚，真正背山面海，彌足珍貴。



蔚藍灣畔

六幢設計現代化的住宅大廈，矗立於地鐵坑口站之上，共有住宅單位2,130個，戶戶環保露台，豪華住客會所設施齊備，基座更設有購物商場及大型交通總匯。



君頤峰

君頤峰位於九龍京士柏豪宅區，將提供700個頂級豪華住宅單位，並附住客會所，康樂設施齊備，預計於二零零四年第一季竣工。



海典軒

兩幢設計現代化的豪華海景住宅，共有544個單位，豪華住客會所設施齊備，門前為輕鐵豐景園站，更鄰近西鐵屯門總站，盡享交通優勢。





荃灣市中心發展項目

此大型項目位於荃灣市中心黃金地段，鄰近地鐵荃灣總站及西鐵荃灣站，面對荃灣大會堂，共有豪華海景住宅單位逾1,900個，住客會所設施完善，更建有城中最現代化大型購物廣場。



海雲軒

位於青山公路釣魚灣畔，傍海而建，共有248個全海景豪宅單位，俯瞰青馬橋及汀九橋壯麗海景，環境優美怡人。



寶雲匯

寶雲匯位於荃灣中半山荃錦公路98號，地勢高聳，四周環抱連綿綠翠，近看荃灣繁華鬧市及藍巴勒海峽，遠眺港島璀璨景致。

寶雲匯往市中心及荃灣地鐵站只需五分鐘，毗連多條高速公路，交通便捷。





THE BEACON HILL

雄踞九龍塘畢架山豪宅區，規模龐大，居高臨下，俯瞰維港兩岸，氣派超然，建有22幢獨立式豪華花園別墅及232個低密度豪宅單位，會所設施完善齊備。



沙田馬場何東樓發展項目

雄踞東鐵火炭站旁，將提供豪宅單位逾1,500個，飽覽沙田馬場吐露港優美全海景，並設有最完善之住客會所設施。





中環廣場

中環廣場為一幢七十八層智慧型高級寫字樓大廈，座擁維多利亞港全海景，總樓面面積約140萬平方呎。外牆璀燦奪目，為全港最高商廈之一，備受矚目，更是香港經營企業之最佳據點。



中港城

雄踞尖沙咀海傍之260萬平方呎全海景綜合建築物，包括甲級寫字樓、商場、酒店及中國客運碼頭，堪稱「中國黃金通道」。



屯門市廣場

屯門市廣場行人絡繹不絕，乃新界西北部最繁盛的購物中心。約70萬平方呎之商場全部租出，為集團帶來可觀之租金收益。


奧海城

奧海城2期商場

奧海城2期商場雄踞地鐵奧運站，商場面積廣達五十餘萬平方呎，乃西九龍海濱備受歡迎及最大型之購物商場。



停車場

集團是香港最大規模的停車場經營者之一，擁有超過七千四百個停車位，為集團提供可觀的經常性收益。



寶馬山花園

寶馬山花園座落於港島東半山充滿園林景致之環境，擁830個全海景豪華住宅單位，並提供最完善之康樂設施。



港麗酒店

港麗酒店為亞洲最著名之五星級酒店之一，位於中環商業區備受推崇之太古廣場之上，鄰近金鐘地鐵站及天星碼頭。港麗酒店擁有五百一十三間客房包括四十六間套房，並備有商務中心、一系列的會議及宴會廳，以及優雅的餐飲食肆。



















浮爾頓酒店

浮爾頓酒店為一家擁有四百間客房及套房之國際級酒店，而毗鄰海傍更建有新穎的飲食消閒大樓「浮爾頓一號」。此座落於新加坡商業金融區萊佛士坊前端的五星級酒店，充滿新古典建築藝術風格，並提供極盡氣派的酒店服務。浮爾頓酒店榮獲今年度第54屆國際房地產業聯合會(FIABCI)頒發「休閒建築組別榮譽大獎」。FIABCI建築獎項由全球頂尖建築及地產界專業人士擔任評判，對參選建築物的外形、質量、美感、功能及其對附近環境所帶來的正面影響等整體評分。浮爾頓酒店是次能榮獲國際級建築榮譽大獎，顯示信和之發展項目已臻世界級水平。

(1) 土地儲備

土地儲備總樓面面積達一千八百八十萬平方呎

於二零零三年六月三十日，信和集團的土地儲備由上個財政年度之一千七百萬平方呎，增加至一千八百八十萬平方呎。此增幅主要來自新添購用作發展住宅用途之土地。集團的各類型物業保持均衡比率：住宅佔百分之四十四，商業佔百分之三十二，工業佔百分之十三，停車場佔百分之八及酒店佔百分之三。大部份現正動工興建的住宅發展項目位置優越，交通方便，可乘搭火車或地下鐵路直達。

財政年度內，集團共購入兩幅土地，使土地儲備的應佔總樓面面積增加約二百七十萬平方呎。而該兩幅土地均位於發展迅速的香港新市鎮。集團之商業項目及停車場，主要保留作長線投資，為集團帶來穩定的經常性收入。下表顯示於二零零三年六月三十日，集團之土地儲備詳情：

土地狀況及用途

	住宅	商業	工業	停車場	酒店	總面積	%
	(總樓面面積以平方呎計算)						
發展中之銷售物業	7,329,953	1,312,532	—	—	—	8,642,485	46%
已完成之投資物業	231,851	3,972,018	2,174,392	1,557,664	631,929	8,567,854	46%
發展中之投資物業	166,840	669,892	—	—	—	836,732	4%
已完成之銷售物業	466,736	37,753	265,610	—	—	770,099	4%
總共：	**8,195,380**	**5,992,195**	**2,440,002**	**1,557,664**	**631,929**	**18,817,170**	**100%**
百分率	**44%**	**32%**	**13%**	**8%**	**3%**	**100%**	

地點及用途

	住宅	商業	工業	停車場	酒店	總面積	%
	(總樓面面積以平方呎計算)						
新界	5,166,641	1,673,989	644,007	1,112,610	—	8,597,247	46%
九龍	1,367,873	2,002,780	1,795,995	391,452	—	5,558,100	29%
港島	419,438	1,059,745	—	53,602	165,506	1,698,291	9%
中國及新加坡	1,241,428	1,255,681	—	—	466,423	2,963,532	16%
總共：	**8,195,380**	**5,992,195**	**2,440,002**	**1,557,664**	**631,929**	**18,817,170**	**100%**
百分率	**44%**	**32%**	**13%**	**8%**	**3%**	**100%**	

(1) 土地儲備（續）

土地儲備 — 用途
（於六月三十日）


平方呎（百萬計算）
20
18
16
14
12
10
8
6
4
2
0
15.2
14.9
15.0
17.0
18.8
1.5
2.6
4.9
5.5
1.5
2.6
4.9
5.2
1.6
2.2
5.4
5.1
1.6
2.4
5.7
6.6
1.6
2.4
6.0
8.2
1999
2000
2001
2002
2003
酒店
停車場
工業
商業
住宅

(2) 集團發展完成之物業簡介

海天峰（佔全部權益）
香港北角雲景道35號

此地盤位於尊貴的寶馬山住宅區，鄰近銅鑼灣購物區及中環商業區。此住宅發展項目於二零零二年十二月興建完成，提供一百零八個擁覽維港景致的豪華住宅單位，所有單位經已售罄。

御庭軒（佔全部權益）
新界粉嶺和滿街9號

此項發展物業擁有六十萬三千九百二十九平方呎面積，當中有三十八萬四千一百七十五平方呎住宅用地，提供六百六十二個住宅單位，以及七萬一千四百六十二平方呎商業用地和十四萬八千二百九十二平方呎停車場用地，入伙紙已於二零零二年十月批出。所有單位現已售罄。

(2) 集團發展完成之物業簡介（續）

月海灣（佔全部權益）
新界葵涌葵聯路100號

此物業位於發展迅速及交通網絡完善的葵涌區，提供三百七十二個住宅單位，住宅用地之總樓面面積達二十萬五千五百八十平方呎。該物業於二零零二年十月興建完成。

(3) 集團發展中物業簡介

海典灣（佔全部權益）
新界馬鞍山保泰街1號

此地盤位於發展迅速的新市鎮，交通網絡完善，當中包括計劃於二零零四年完工的馬鞍山鐵路。海典灣是首個結合了多項環保設施的樓宇，計有每個單位擁有獨立環保露台、每層設循環廢物收集房、自然通風停車場、室外太陽能照明系統，以及廣闊的室外綠化空間和平台園藝花園。此項目於二零零三年八月竣工後提供九百一十一個住宅單位，以及約十一萬平方呎的室內及室外會所設施。此物業單位已售出超過百分之九十九。

帝庭居1期及2期（佔全部權益）
新界元朗屏山屏竹里1號及8號

此低層住宅項目位於屏山及鄰近塘坊村輕鐵站，共提供二百九十八個住宅單位，以及佔地八百六十平方呎之零售面積。此項目之地基工程經已完成，並於二零零三年十月竣工。項目於本年一月以預售形式推出市場，在短時間內瞬即售出超過百分之九十九的單位。

寶雲匯及朗逸峰（分別佔百分之五十及百分之二十五權益）
新界荃灣第40區
地段第404號及地段第395號

此兩個地盤位於大帽山半山區，可一覽無遺地俯瞰荃灣、青馬大橋及汲水門全景。項目將於二零零三年至二零零四年財政年度興建完成，提供住宅用地超過一百萬平方呎，約有九百八十個豪宅單位。

(3) 集團發展中物業簡介 *(續)*

君頤峰(佔百分之三十權益)
九龍京士柏衛理道18號

此地盤位於九龍京士柏高尚住宅區,並將發展成頂級豪宅物業,提供七百個住宅單位及三層高之住客會所/停車場裙樓。此發展項目計劃於二零零四年首季竣工。項目於二零零三年八月以預售形式出售。

St Andrews Place(佔全部權益)
新界上水雙魚河金翠路38號
丈量約份第94約地段第943號

此獨特的低密度發展項目環境優美,毗鄰香港哥爾夫球會及香港賽馬會雙魚河鄉村會所,擁有二十六個優質獨立洋房連車位。此地盤之地基工程經已完成,現正進行上蓋工程,預計於二零零四年一月興建完成。

Embassy Lodge(佔全部權益)
新界上水金錢南路8號
丈量約份第92約地段第2543號

此獨特的低密度發展項目位於景色怡人之上水郊區,毗鄰香港哥爾夫球會及香港賽馬會雙魚河鄉村會所,將提供四十四個設計饒富英國鄉村氣息的優質獨立洋房;另設有七十四個車位。此發展項目預計於二零零三年十二月竣工。

蔚藍灣畔(佔百分之六十權益)
新界將軍澳坑口地鐵站發展項目
將軍澳市地段第24號

二零零二年六月,集團以投標方式取得位於坑口地鐵站上蓋物業的發展權,地盤面積為十九萬三千三百六十五平方呎。此項目將由本集團及嘉里建設有限公司聯合發展,預計於二零零四年十一月完成興建六座大廈共二千一百三十個單位;另將興建約十八萬平方呎之住客會所,設施包羅萬有,包括一個長達八十米的室外游泳池、四百米之緩跑徑、燒烤場及保齡球場。此項目之地基工程經已完成,現正進行上蓋工程。而預售樓花同意書亦已於二零零三年八月批出。

(3) 集團發展中物業簡介（續）

海典軒（佔全部權益）
新界屯門海珠路
屯門市地段第432號

此發展項目位於新界其中一個發展迅速的新市鎮，鄰近主要交通幹線，當中包括九廣鐵路西鐵，而現有的輕鐵貫通元朗各地。此地盤毗鄰公共康樂設施及學校，步行往屯門市廣場第一期亦只需約十分鐘。此項目將提供五百四十四個住宅單位及佔地二萬九千零八十二平方呎之零售面積，預計於二零零四年八月竣工。項目於二零零三年七月以預售形式出售，超過百分之七十六單位經已售出。

海雲軒（佔百分之五十權益）
新界深井
丈量約份第387約荃灣地段第214號

此發展項目之總樓面面積為十七萬七千三百三十五平方呎，建有兩座住宅大樓，提供約二百四十八個住宅單位，而馬灣海峽及青馬大橋全景均能盡收眼底，預計於二零零四年九月竣工。項目於本年七月以預售形式出售，市場反應理想。

琵琶山地盤（佔百分之三十三點三權益）
九龍琵琶山郝德傑道2及4號
新九龍內地段第6378號

此重建項目位於琵琶山半山區，將提供八十八個擁覽九龍半島景致的豪華低層及低密度住宅洋房。此項目之地基工程經已完成，預計於二零零四年十二月竣工。

西九龍地盤（佔全部權益）
西九龍填海區海輝道
九龍內地段第11158號

此地盤位於西九龍填海區海傍及毗鄰維港灣，步行往地鐵奧運站只需五分鐘。由於此地盤鄰近信和位於地鐵奧運站的大型發展項目，為集團在項目管理及市場推廣上帶來經濟效益。此項目於二零零五年六月興建完成後，將提供約一千零五十二個住宅單位及佔地十一萬二千四百八十三平方呎之購物商場。

(3) 集團發展中物業簡介（續）

The Beacon Hill（佔百分之三十三點三權益）
九龍九龍塘歌和老街與達之路交界
新九龍內地段第6196號

此地盤鄰近香港城市大學，可步行往九龍塘地鐵站及火車站。The Beacon Hill提供二百三十二個住宅單位、二十二幢豪華洋房及一系列會所設施。此發展項目計劃於二零零五年三月興建完成。

宏天廣場（佔百分之五十權益）
九龍九龍灣宏光道39號

此物業為商業樓宇重建項目，鄰近東九龍走廊，前身為航空貨運中心，步行往九龍灣地鐵站只需八分鐘。項目改建後將提供應佔樓面面積達四十一萬三千九百一十五平方呎。預計竣工日期為二零零三年九月。

來福士廣場（佔百分之十九權益）
上海黃埔區
西藏中路228號105A及B

此樓高四十六層的高級商業大樓位於黃埔區最繁盛的商業市中心，區內店舖林立，人流絡繹不絕。此地盤面積為十六萬三千六百二十四平方呎，將於二零零三年十二月興建完成，可提供總樓面面積共一百三十五萬平方呎。

荃灣市中心重建項目（佔全部權益）
荃灣大河道／楊屋道
荃灣市地段第398號

二零零二年七月，集團與市區重建局簽訂聯營合作協議，發展荃灣市中心重建項目。此地盤位於荃灣大會堂對面，步行往荃灣地鐵站只需五分鐘，而步行往將於二零零三年十二月興建完成的九廣鐵路西鐵荃灣西站亦只需十分鐘。集團計劃興建七座大樓，提供共一千九百二十個住宅單位，涉及總樓面面積約一百一十六萬平方呎，並提供樓面面積二十四萬五千四百一十九平方呎作零售商業用途。此項目將於財政年度二零零五年至二零零六年竣工。

(3) 集團發展中物業簡介 *(續)*

何東樓地盤(佔全部權益)
新界沙田
沙田市地段第470號

二零零二年十一月,集團從九廣鐵路公司獲得何東樓的發展權。此地盤位於火炭九廣鐵路辦公室大樓旁,對面為沙田馬場,步行往火炭火車站只需五分鐘。項目將興建十座大樓,提供一千五百六十個住宅單位,涉及樓面面積約一百三十萬平方呎,並提供樓面面積二萬一千二百五十八平方呎作零售商業用途。此項目將於財政年度二零零六年至二零零七年竣工。

(4) 投資物業

八百六十萬平方呎用途廣泛之已完成投資物業組合

於本財政年度內,集團已完成之各類型用途廣泛的投資物業組合為八百六十萬平方呎:

用途	百分率
寫字樓/零售	46%
工業	25%
停車場	18%
酒店	8%
住宅	3%

集團的投資物業組合全年均保持高出租率。本財政年度,集團總租金收入,包括所佔聯營公司及關連公司租金收入維持穩定,達十一億一千萬港元。

集團之投資物業組合,包括所佔聯營公司之權益詳情如下:

	投資物業組合						
	商業	工業	停車場	酒店	住宅	總面積	%
	(總樓面面積以平方呎計算)						
已完成之投資物業	3,972,018	2,174,392	1,557,664	631,929	231,851	8,567,854	91%
發展中之投資物業	669,892	—	—	—	166,840	836,732	9%
總共:	**4,641,910**	**2,174,392**	**1,557,664**	**631,929**	**398,691**	**9,404,586**	**100%**
百分率	49%	23%	17%	7%	4%	100%	

(4) 投資物業（續）


租金收入總額
（包括集團來自聯營及關連公司）
（截至六月三十日止年度）
（百萬港元計）
1,400
1,200
1,000
800
600
400
200
0
1,055
1,038
1,115
1,106
1,110
1999
2000
2001
2002
2003
年份

(5) 投資物業簡介

奧海城1期及2期（分別佔百分之三十及四十二點五權益）
九龍地鐵奧運站海輝道11號及海庭道18號

此兩個購物商場為地鐵奧運站發展項目的一部分，並互相連接，貫通地鐵奧運站。地鐵奧運站發展項目建於西九龍一幅由堆填維多利亞港所得的大片土地上。此兩個購物商場圍繞著地鐵奧運站而建。由此發展項目乘搭地鐵東涌綫往中環只需五分鐘車程，往赤鱲角新機場亦只需十八分鐘。

奧海城2期為樓高三層之購物商場，擁有八萬平方呎之露天廣場、約二百間零售商舖、電影院及保齡球場，為客戶提供美食、娛樂及多元化的消費享受。商場內裝設多部等離子顯示屏及投射器，商場外亦設有一個戶外液晶體大屏幕，以提供資訊娛樂給遊人。為了進一步吸引人流、提高商場知名度及加強顧客之歸屬感，集團定期舉辦宣傳活動，如舞台表演、幸運抽獎、親子活動、電影公司宣傳活動及記者招待會。奧海城2期全年均維持高出租率。

(5) 投資物業簡介（續）

藍灣廣場（佔百分之四十權益）
香港小西灣道28號

藍灣廣場樓高三層，提供零售面積共十八萬九千一百九十平方呎，擁有超過八十間零售商舖及酒樓食肆，以供顧客多元化的消費享受。另有超過一千二百個停車位。廣場地面的公共運輸交匯處除附設空調，更備有數碼電子顯示器，提供交通資訊。此公共運輸交匯處由多間不同的巴士公司提供超過二十條巴士路線穿梭港九新界。藍灣廣場不單是一個優質的購物商場，亦設有海濱長廊，可欣賞舒適動人的維港景致。藍灣廣場的出租率甚高。

富利廣場（佔全部權益）
觀塘巧明街111至113號

此座二十六層高的物業位於觀塘，步行往觀塘地鐵站只需三分鐘。此物業保留作長線投資。富利廣場於二零零一年十一月落成，出租率理想。

電氣道148號（佔全部權益）
香港北角電氣道

此優質商業發展項目位於炮台山地鐵站及海底隧道附近。物業樓面面積約十九萬七千四百平方呎，設計新穎，迎合各行各業。毗鄰五家國際級酒店，包括城市花園酒店。

中央廣場（佔百分之七十權益）
香港中環雲咸街60號

此甲級商業發展項目毗鄰聞名的娛樂飲食勝地蘭桂坊，整個項目已於二零零一年六月落成，提供二十五萬五千九百一十一平方呎之國際級商業用地。而其商場更配合蘭桂芳飲食娛樂文化，提供更多高質素的食肆。

(5) 投資物業簡介（續）

浮爾頓酒店及1號浮爾頓（佔全部權益）
新加坡1號浮爾頓廣場及浮爾頓路1號

浮爾頓酒店位於新加坡商業區中心，臨海而建，是一座擁有獨特傳統古典建築外貌及現代化室內設計的國際五星級酒店，設有四百間客房及套房，並由隧道連接毗鄰臨海而建的商業大樓 — 1號浮爾頓，此項目已於二零零零年十二月竣工。自開幕以來，即成為新加坡之熱門酒店。

浮爾頓酒店於二零零三年榮獲國際房地產業聯合會「休閒建築組別榮譽大獎」及於二零零二年獲「Business Traveller Asia Pacific Awards 2002」評選為亞太區最佳新商務酒店。另外，浮爾頓酒店亦被全球流行旅遊雜誌Condé Nast Traveller 所舉辦之第六屆「2002 Hot List」評選為世界級新酒店，並獲得其他多項榮譽，如Urban Redevelopment Authority Architectural Heritage Award 2001、Singapore Institute of Architects Architectural Design Award 2001 (Conservation Category)及MIPIM Award 2002等獎項。

港麗酒店（佔百分之三十權益）
香港金鐘道88號太古廣場

此五星級國際酒店位於香港島一個主要的購物中心之上，由著名的國際酒店管理公司管理。酒店的優越位置及超水準的服務令其成為亞洲的頂級酒店之一。

中環廣場（佔百分之十權益）
香港灣仔港灣道18號

中環廣場為一幢高智能商廈，樓高七十八層，座擁維多利亞港全海景，被譽為亞洲最高商廈之一。這幢甲級商廈總樓面面積約為一百四十萬平方呎，鄰近香港會議展覽中心，地點尊貴，其先進設施吸引了很多國際級企業租戶。整幢樓宇於一九九二年十月竣工，出租率令人滿意。

(5) 投資物業簡介（續）

中港城（佔百分之二十五權益）
九龍尖沙咀廣東道33號

中港城座落於尖沙咀西海傍，面積達二百六十萬平方呎，是一個集商場、寫字樓、酒店、交通交匯及中港碼頭於一身的綜合物業。由於物業外牆金光璀璨，加上附設中港渡輪碼頭，故享有「中國之黃金通道」美譽。隨著香港與中國沿海城市（包括澳門特別行政區）交通日益頻繁，商場人流亦有顯著增長，為寫字樓租戶、商場租戶及酒店帶來更多商機。中港城現正進行龐大更新工程，預計於二零零三年第四季完工。商場翻新後將展現歐洲現代化的風格及歐陸情懷。中港城的嶄新建築設計及配套設施，加上全新的零售組合，將帶給旅客及市民煥然一新的購物新體驗。集團預期商場面積於二零零三年底全部租出。

尖沙咀中心（佔百分之四十五權益）
九龍尖沙咀東梳士巴利道

尖沙咀中心位於尖沙咀東部的中心點，鄰近有多間國際級大酒店。該寫字樓備受貿易及製造業公司歡迎。預計於二零零四年興建完成的九廣鐵路東鐵尖沙咀支線及尖沙咀海濱長廊美化計劃，將進一步刺激該區的人流。此物業之出租率理想。

屯門市廣場第一期（佔全部權益）
新界屯門屯順街1號及屯盛街1號

屯門市廣場落成至今已十五年，為新界西北部之重要購物中心。物業與二零零三年十二月啟用之西鐵屯門總站、輕鐵及巴士總站互相貫通，人流絡繹不絕。屯門市廣場第一期之外牆已於二零零二年進行更新工程，令這大型購物商場變得煥然一新，光芒四射，體現了現代生活之風格。物業已全部租出，並為集團帶來穩定的租金收益。

(5) 投資物業簡介（續）

亞太中心（佔全部權益）
九龍尖沙咀漢口道28號

此商用物業位於尖沙咀繁盛的購物區中心點，是一座高層現代化寫字樓連商場裙樓，總樓面面積為二十三萬二千六百零六平方呎；大部份商舖均面向繁盛的街道。

太平洋廣場（佔全部權益）
香港德輔道西418號

太平洋廣場位於港島西區，鄰近西區海底隧道，而地下亦預留作未來地鐵站出口。這項物業集寫字樓及購物商場於一身，樓高二十三層，提供十三萬一千九百六十平方呎辦公室面積，以及三萬二千五百平方呎的商場。

歐美廣場（佔全部權益）
九龍登打士街32號

物業於一九九三年落成，位於九龍旺角最繁盛之購物及商業區的中心點，此十九層高之寫字樓座落於四層高之商場上。

海德中心（佔全部權益）
香港灣仔盧押道18號

此商業物業位於繁忙之灣仔區中心，大廈外形設計吸引，鄰近灣仔地鐵站出口，出租率理想。

金馬倫廣場（佔全部權益）
九龍尖沙咀金馬倫道23號

該銀座式商業大廈位於九龍最繁盛之商業及旅遊區。零售及寫字樓的出租情況均令人滿意。

海天廣場（佔全部權益）
香港筲箕灣興民街68號

該商業物業位於港島旺區之一，提供十一萬九千二百九十八平方呎之寫字樓面積，建於兩層高之商場裙樓及停車場之上。

(5) 投資物業簡介 *(續)*

崇利中心（佔全部權益）
新界荃灣永賢街9號

崇利中心於二零零二年六月購入。此工業大廈樓高十八層，提供十七萬零五百七十平方呎樓面面積，位於荃灣工業區中心及鄰近葵涌貨櫃碼頭。此物業已全部租出。

劍橋廣場（佔全部權益）
新界上水新運路188號

劍橋廣場於二零零三年六月購入，提供十七萬四千三百五十八平方呎之樓面面積作工業用途。此物業已全部租出。

(6) 中國市場

繼成功在廈門發展及推出首個住宅物業金龍花園之後，集團在中國的投資採取專注及集中政策，現時於中國共有九個地盤，分佈於上海、廈門、福州及廣州幾個重要城市及地區，可發展之總樓面面積達二百四十萬平方呎。集團於中國發展之物業以住宅為主，並以分期發展方法以應需求。

此等物業之平均地價及成本均非常低，長遠而言，預期將為集團帶來合理利潤。

(7) 企業財務及公共事務

財務狀況強勁而穩健

集團的投資物業組合令其經常性收入基礎穩固，加上銷售物業所得的收入，令集團的財務狀況持續穩健，流動現金充裕。資產負債比率為百分之三十六點六。年內，集團已歸還總值二十三億港元之債項。

集團將繼續維持高透明度，並與各銀行和投資者保持良好的溝通。企業財務部及公共事務部透過不同的渠道，包括定期與投資者、基金經理及分析員會晤、投資者研討會、實地考察、業績簡報及集團網址(www.sino-land.com) 等，發佈集團的最新動向和資訊。

「信和之友」會員超逾五萬六千人

於一九九七年七月成立的「信和之友」，會員人數現已增加至超過五萬六千人。為了加強集團與客戶間的溝通，「信和之友」透過會員通訊、互聯網、集團網址及電子郵件與各業主、住客、租戶及市民互通訊息。

(7) 企業財務及公共事務（續）

「信和之友」亦致力加強網上交流以節省用紙。「信和之友」會員於集團或與集團有關之香港及新加坡商場和酒店，均可享有多項購物及住宿優惠，以及置業優惠，並可優先參觀示範單位及參加特別為會員而設的活動。隨著集團在市場推出更多住宅及商業單位，「信和之友」之會員人數將進一步擴增。

培訓員工是集團最重要的管理目標之一。在建立專業精神、嚴謹態度，以及維持優質服務方面，員工培訓起著重要的作用。年內，集團為員工舉辦了不同種類的培訓課程，以增強員工之發展潛能及提高其生產力。為了增強員工知識和技能，以及提升其服務質素，集團亦安排了不同種類的講座和培訓課程，包括客戶服務、語言訓練、環境保護及資訊科技。集團也透過很多不同的渠道，包括互聯網及內聯網等設施，有效提高資訊流通的速度及效益。

(8) 物業管理

提高服務質素及迎合顧客要求

集團透過旗下全資附屬公司，包括信和物業管理有限公司、信和物業服務有限公司、恒毅清潔服務有限公司、信和護衛有限公司及其聯營公司信和停車場管理有限公司，提供物業管理、清潔、保安、物業維修及其他有關服務。隨著集團物業迅速發展，物業管理業務範圍將相應擴大，現時負責管理逾一百四十四個物業，包括本集團物業、其他私人屋苑及政府轄下的商場等，應佔總樓面面積超過四千四百萬平方呎。

於二零零二／二零零三年度，集團在多方面發展迅速，並定期提供全面及有關物業管理的訓練課程，主要課程包括客戶服務及語言訓練。在策略上，集團於七個最重要的物業據點，包括尖沙咀中心、屯門市廣場、寶馬山花園、香港黃金海岸、中港城、奧海城1期及2期，以及藍灣半島，委任分區經理，以加強管理。為了配合物業管理之業務擴展及迎合顧客對優質服務日益提升之要求，集團將繼續監察及提供高服務質素，並努力邁向優質物業管理服務的目標。

(8) 物業管理（續）

信和物業管理有限公司、信和護衛有限公司及恒毅清潔服務有限公司將繼續發掘新商機及拓展業務範圍，令其股東增值。財政年度內，信和護衛有限公司及恒毅清潔服務有限公司同時榮獲ISO 9001: 2002品質管理體系證書。另外，由恒毅清潔服務有限公司提供屋苑清潔服務的帝庭軒，於二零零三年三月勝出由北區民政事務處舉辦的北區最清潔屋邨／屋苑比賽（樓齡12年或以下組別）。

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致信和置業有限公司各股東

（於香港註冊成立之有限公司）

本核數師行已完成審核載於第177頁至第232頁按照香港普遍採納之會計原則編製的財務報告書。

董事及核數師的個別責任

《公司條例》規定董事須編製真實與公平的財務報告書。在編製該等財務報告書時，董事必須貫徹採用合適的會計政策。

根據《公司條例》第一百四十一條，本行的責任是根據我們的審核，對該等財務報告書作出獨立的意見，並將此意見謹向股東作出報告，而不作其他用途。我們概不就本報告之內容而向任何其他人士負責或承擔任何責任。

意見的基礎

本行乃按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告書所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報告書時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報告書是否存有重要錯誤陳述，作合理的確定。在表達意見時，本行亦已衡量該等財務報告書所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報告書均真實及公平地反映　貴公司及　貴集團於二零零三年六月三十日的財政狀況及貴集團截至該日止年度的溢利和現金流量，並已按照《公司條例》妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零三年九月二十三日

綜合收益表

截至二零零三年六月三十日止年度

	附註	二零零三年 港元	二零零二年 港元
營業額	4	**4,183,474,770**	2,713,424,196
銷售成本		**(2,228,658,458)**	(757,448,223)
直接費用		**(636,704,875)**	(471,559,745)
		1,318,111,437	1,484,416,228
其他經營收益		**55,696,382**	61,262,686
持有買賣證券投資之未實現虧損		**(124,091,924)**	(180,228,233)
其他證券投資減值虧損		**(252,397,016)**	(103,107,616)
出售其他證券投資虧損		**—**	(129,255,068)
行政費用		**(394,326,211)**	(385,057,299)
經營溢利	6	**602,992,668**	748,030,698
財務收益	7	**97,671,957**	125,470,873
財務成本	8	**(530,517,532)**	(505,914,014)
財務成本淨額		**(432,845,575)**	(380,443,141)
應佔聯營公司業績	9	**(74,670,885)**	(105,090,846)
出售一間聯營公司所得之溢利		**30,528,060**	69,611,638
出售附屬公司所得之溢利		**—**	12,712,419
除税前溢利		**126,004,268**	344,820,768
税項	12	**(76,735,107)**	(89,775,703)
未計少數股東權益前溢利		**49,269,161**	255,045,065
少數股東權益		**1,650,987**	7,742,631
本年度純利		**50,920,148**	262,787,696
股息	13	**154,658,197**	153,973,396
每股盈利	14		
基本		**1.32仙**	6.81仙

資產負債表

於二零零三年六月三十日

		本公司		本集團	
		二零零三年	二零零二年	**二零零三年**	二零零二年
	附註	**港元**	港元	**港元**	港元
非流動資產					
投資物業	15	**—**	—	**13,292,907,150**	14,448,546,536
酒店物業	16	**—**	—	**1,178,578,081**	1,154,228,706
物業、廠房及設備	17	**—**	—	**71,828,784**	80,221,262
投資附屬公司權益	18	**22,207,583,002**	21,812,147,103	**—**	—
投資聯營公司權益	19	**593,208,157**	591,401,221	**11,118,723,808**	11,813,274,134
證券投資	20	**689,936,569**	614,627,935	**1,003,414,144**	835,204,231
借予投資公司款項	21	**—**	—	**23,327,729**	78,651,026
其他非流動資產		**300,000**	300,000	**300,000**	300,000
應收遠期貸款	22	**—**	—	**573,584,330**	692,615,355
		23,491,027,728	23,018,476,259	**27,262,664,026**	29,103,041,250
流動資產					
發展中物業		**—**	—	**8,845,310,945**	5,880,322,201
未售樓宇存貨	23	**1,356,914**	1,356,914	**604,867,506**	291,156,405
酒店存貨		**—**	—	**21,044,865**	21,946,321
證券投資	20	**360,227,955**	483,776,879	**361,634,955**	485,726,879
應收聯營公司款項		**51,218,061**	350,742,779	**1,494,397,245**	2,174,700,180
應收賬款及其他應收	24	**5,940,606**	5,908,281	**1,036,427,959**	726,740,336
購買土地之訂金		**—**	—	**—**	20,000,000
應收遠期貸款之本期部分	22	**—**	—	**22,097,946**	25,558,437
可收回稅款		**—**	—	**21,620,306**	8,747,697
有限制銀行存款		**—**	—	**6,854,166**	525,153,593
定期存款、銀行存款及現金		**230,038**	250,638	**1,084,955,668**	2,207,629,294
		418,973,574	842,035,491	**13,499,211,561**	12,367,681,343
流動負債					
應付賬款及其他應付	25	**1,724,329**	2,334,481	**3,504,670,983**	4,787,555,900
應付聯營公司款項		**2,717,081**	—	**358,676,369**	230,728,920
應付稅項		**—**	—	**105,609,771**	50,391,217
遠期無抵押銀行貸款之本期部分	26	**—**	—	**13,100,640**	31,198,800
遠期有抵押銀行貸款之本期部分	26	**—**	—	**277,753,200**	237,664,400
其他遠期無抵押貸款之本期部份	26	**—**	—	**300,000,000**	—
銀行貸款及透支					
— 有抵押		**4,564,000**	5,564,000	**528,664,000**	315,564,000
— 無抵押		**—**	—	**233,940,000**	—
其他有抵押貸款		**262,319,078**	259,782,635	**284,899,106**	289,480,785
		271,324,488	267,681,116	**5,607,314,069**	5,942,584,022
流動資產淨額		**147,649,086**	574,354,375	**7,891,897,492**	6,425,097,321
		23,638,676,814	23,592,830,634	**35,154,561,518**	35,528,138,571

資產負債表 *（續）*

於二零零三年六月三十日

		本公司		本集團	
	附註	二零零三年 港元	二零零二年 港元	二零零三年 港元	二零零二年 港元
資本及儲備					
股本	29	**3,886,334,280**	3,874,211,830	**3,886,334,280**	3,874,211,830
股份溢價及儲備	30	**19,750,670,388**	19,713,990,756	**20,449,512,316**	21,844,351,257
		23,637,004,668	23,588,202,586	**24,335,846,596**	25,718,563,087
少數股東權益		**—**	—	**(1,011,765)**	2,408,637
非流動負債					
遠期借貸 — 一年後到期	26	**—**	—	**8,330,468,298**	7,907,674,702
附屬公司提供之借款	31	**1,672,146**	1,678,746	**—**	—
聯營公司提供之借款	32	**—**	2,949,302	**1,966,649,850**	1,704,050,548
投資公司提供之借款	33	**—**	—	**10,375,165**	1,293,767
少數股東提供之借款	34	**—**	—	**512,233,374**	194,147,830
		1,672,146	4,628,048	**10,819,726,687**	9,807,166,847
		23,638,676,814	23,592,830,634	**35,154,561,518**	35,528,138,571

第177頁至第232頁之財務報告書已於二零零三年九月二十三日經董事會批准及授權發出，並由下列董事代表董事會簽署：

黃志祥
主席

唐國通
董事

綜合股東權益變動表

截至二零零三年六月三十日止年度

	股本 港元	股份溢價 港元	資本 贖回儲備 港元	投資物業 重估儲備 港元	其他證券 重估儲備 港元	匯兌儲備 港元	保留溢利 港元	合計 港元
本集團								
於二零零一年七月一日	3,860,583,211	9,211,395,816	100,520,000	7,427,620,342	(499,538,422)	10,215,468	7,518,368,376	27,629,164,791
重估虧損	—	—	—	(1,390,214,183)	(46,127,198)	—	—	(1,436,341,381)
應佔聯營公司物業權益之重估虧損	—	—	—	(319,709,648)	—	—	—	(319,709,648)
少數股東應佔物業權益之重估虧損	—	—	—	39,611,429	—	—	—	39,611,429
換算香港以外地區業務賬目而產生之匯兌差額	—	—	—	—	—	(7,409,687)	—	(7,409,687)
未於收益表內確認之虧損淨額	—	—	—	(1,670,312,402)	(46,127,198)	(7,409,687)	—	(1,723,849,287)
以股代息所發行之股份	37,928,619	—	—	—	—	—	—	37,928,619
以股代息所發行之股份溢價	—	71,842,692	—	—	—	—	—	71,842,692
發行股份費用	—	(60,100)	—	—	—	—	—	(60,100)
購回並註銷股份	(24,300,000)	—	24,300,000	—	—	—	(57,599,045)	(57,599,045)
出售一間附屬公司時撥回之重估儲備	—	—	—	(12,712,419)	—	—	—	(12,712,419)
出售時撥回之重估儲備	—	—	—	(445,216,262)	76,055,952	—	—	(369,160,310)
應佔出售聯營公司時撥回之重估儲備	—	—	—	(68,913,770)	—	—	—	(68,913,770)
於收益表內扣除之減值虧損	—	—	—	—	103,107,616	—	—	103,107,616
本年度純利	—	—	—	—	—	—	262,787,696	262,787,696
二零零一年末期股息	—	—	—	—	—	—	(76,821,664)	(76,821,664)
二零零二年中期股息	—	—	—	—	—	—	(77,151,732)	(77,151,732)
於二零零二年六月三十日及二零零二年七月一日	3,874,211,830	9,283,178,408	124,820,000	5,230,465,489	(366,502,052)	2,805,781	7,569,583,631	25,718,563,087
重估虧損	—	—	—	(1,231,115,559)	(5,862,695)	—	—	(1,236,978,254)
應佔聯營公司物業權益之重估虧損	—	—	—	(336,604,345)	—	—	—	(336,604,345)
少數股東應佔物業權益之重估虧損	—	—	—	55,840,000	—	—	—	55,840,000
換算香港以外地區業務賬目而產生之匯兌差額	—	—	—	—	—	(4,635,656)	—	(4,635,656)
未於收益表內確認之虧損淨額	—	—	—	(1,511,879,904)	(5,862,695)	(4,635,656)	—	(1,522,378,255)
以股代息所發行之股份	51,548,450	—	—	—	—	—	—	51,548,450
以股代息所發行之股份溢價	—	68,644,731	—	—	—	—	—	68,644,731
發行股份費用	—	(260,100)	—	—	—	—	—	(260,100)
購回並註銷股份	(39,426,000)	—	39,426,000	—	—	—	(90,262,382)	(90,262,382)
出售時撥回之重估儲備	—	—	—	(8,139,842)	—	—	—	(8,139,842)
應佔出售聯營公司時撥回之重估儲備	—	—	—	(30,528,060)	—	—	—	(30,528,060)
於收益表內扣除之減值虧損	—	—	—	—	252,397,016	—	—	252,397,016
本年度純利	—	—	—	—	—	—	50,920,148	50,920,148
二零零二年末期股息	—	—	—	—	—	—	(77,288,637)	(77,288,637)
二零零三年中期股息	—	—	—	—	—	—	(77,369,560)	(77,369,560)
於二零零三年六月三十日	**3,886,334,280**	**9,351,563,039**	**164,246,000**	**3,679,917,683**	**(119,967,731)**	**(1,829,875)**	**7,375,583,200**	**24,335,846,596**

附註：

(i) 於二零零三年六月三十日，本集團應佔若干聯營公司之保留溢利合共50,039,075港元（二零零二年：28,316,019港元），在獲其往來銀行同意下，才可以派息方法派發其溢利。

(ii) 本集團之保留溢利中包括本集團應佔聯營公司累積虧損1,342,537,019港元（二零零二年：860,229,432港元）。

綜合現金流動表

截至二零零三年六月三十日止年度

	附註	二零零三年 港元	二零零二年 港元
經營業務			
經營溢利		**602,992,668**	748,030,698
調整：			
其他證券投資減值虧損		**252,397,016**	103,107,616
持有買賣證券投資之未實現虧損		**124,091,924**	180,228,233
出售投資物業虧損（溢利）		**17,927,321**	(419,515,734)
折舊		**16,678,842**	18,053,567
出售物業、廠房及設備虧損		**31,353**	67,954
出售其他證券投資虧損		**—**	129,255,068
營運資本變動前之經營現金流動		**1,014,119,124**	759,227,402
發展中物業增加		**(5,588,708,013)**	(2,722,275,273)
未售樓宇存貨減少		**2,296,446,175**	13,300,958
酒店存貨減少（增加）		**901,456**	(2,115,691)
應收賬款及其他應收增加		**(308,699,374)**	(28,303,748)
應付賬款及其他應付（減少）增加		**(1,292,920,690)**	4,061,854,746
與聯營公司往來賬戶變動淨額		**808,250,384**	697,664,344
證券投資增加		**—**	(1,792,087)
（用於）來自經營之現金		**(3,070,610,938)**	2,777,560,651
已付香港利得税		**(19,572,693)**	(67,202,247)
（用於）來自經營業務之現金淨額		**(3,090,183,631)**	2,710,358,404
投資業務			
有限制銀行存款減少（增加）		**518,299,427**	(145,554,821)
聯營公司還款（借款）		**148,785,153**	(1,790,391,120)
應收遠期貸款減少（增加）		**122,491,516**	(638,760,791)
利息收入		**97,671,957**	125,470,873
出售投資物業所得款項		**92,233,000**	656,127,000
收取聯營公司股息		**88,502,500**	697,875,000
投資公司還款		**64,404,695**	2,871,273
出售一間聯營公司所得款項		**31,201,966**	110,303,146
出售物業、廠房及設備所得款項		**198,617**	313,974
收購一間附屬公司（買入之現金及現金等值淨額）	36	**122,321**	1,658,544
購買證券投資		**(174,072,608)**	(44,773,608)
收購一間附屬公司欠前同系附屬公司之無抵押貸款		**(92,765,410)**	(96,558,776)
新增之酒店物業		**(24,349,375)**	(21,293,305)
購買投資物業		**(16,797,214)**	(51,224,049)
購買物業、廠房及設備		**(8,516,334)**	(50,808,296)
收購聯營公司		**—**	(34,633,380)
出售證券投資所得款項		**—**	64,756,014
出售附屬公司所得款項（出售之現金及現金等值淨額）	37	**—**	43,054,537
購買土地之訂金		**—**	(20,000,000)
來自（用於）投資業務之現金淨額		**847,410,211**	(1,191,567,785)

綜合現金流動表（續）

截至二零零三年六月三十日止年度

	二零零三年 港元	二零零二年 港元
融資業務		
新增之銀行及其他貸款	**3,407,305,787**	2,584,530,587
少數股東提供之借款	**372,156,099**	9,621,415
聯營公司提供之借款	**262,599,302**	1,161,240,598
一名少數股東提供之資本	**30**	—
償還銀行及其他貸款	**(2,264,986,766)**	(3,019,296,631)
已付利息	**(406,078,322)**	(482,630,322)
已付提早償還貸款之財務成本	**(107,999,777)**	—
購回本公司股份	**(90,262,382)**	(57,599,045)
已付股息	**(34,465,016)**	(44,202,085)
已付貸款融資之安排費用	**(9,621,667)**	(10,837,264)
已付承諾費用	**(4,514,314)**	(3,040,601)
發行股份費用	**(260,100)**	(60,100)
發行可換股票據	**—**	1,500,000,000
贖回可換股債券	**—**	(1,168,401,969)
已付可換股票據之發行成本	**—**	(37,565,291)
已付少數股東股息	**—**	(1,600,000)
投資公司提供之借款	**—**	1,220,126
來自融資業務之現金淨額	**1,123,872,874**	431,379,418
現金及現金等值（減少）增加淨額	**(1,118,900,546)**	1,950,170,037
承前現金及現金等值	**2,202,065,294**	249,742,346
匯兑率改變之影響	**(2,773,080)**	2,152,911
現金及現金等值結轉	**1,080,391,668**	2,202,065,294
現金及現金等值之分析		
定期存款、銀行存款及現金	**1,084,955,668**	2,207,629,294
銀行透支	**(4,564,000)**	(5,564,000)
	1,080,391,668	2,202,065,294

1. 一般事項

本公司為一間在香港註冊成立之上市公眾有限公司。本公司最終控股公司為尖沙咀置業集團有限公司（「尖沙咀置業」），一間在香港註冊成立之上市公眾有限公司。

本公司為一間投資控股公司。主要附屬公司之主要業務概況刊於附註44。

2. 採納新增及經修訂之會計實務準則

本年度，本集團首次採納若干由香港會計師公會頒佈之新增及經修訂之會計準則（「會計準則」）。採納該等會計準則導致現金流量表之呈報方式有所更改及加入股東權益變動表，惟對本期間或以往會計期間的業績並無重大影響。因此，毋須作出前期調整。

外幣

會計準則第十一條「外幣折算」的有關修訂取消了於期內以結算日之匯率換算香港以外地區之附屬公司的收益表之選擇。現時規定收益表須以平均匯率換算。因此，於綜合賬目時，本集團該等附屬公司的資產及負債乃按結算日之匯率換算。收支項目則按期內的平均匯率換算。就此產生的匯兌差額（如有）乃分類列為股東權益並轉撥往本集團之匯兑儲備。該等匯兌差額乃於出售有關附屬公司期間確認為收入或支出。此項會計政策之改變對本期間或以往會計期間的業績並無重大影響。

現金流量表

本年度，本集團採納會計準則第十五條（經修訂）「現金流量表」。根據會計準則第十五條（經修訂），現金流量乃分為三大項呈列 — 經營、投資及融資，而非過往分五項呈列。以往以個別項目呈列之利息和股息，現列為經營、投資或融資之現金流量。除非因收益上之税項而產生之現金流量可分開確認為投資或融資業務，否則該現金流量乃列作經營業務。香港以外地區之附屬公司之現金流量已按現金流量當日適用之匯率換算，而非按結算日之匯率換算。

員工福利

本年度，本集團採納會計準則第三十四條「員工福利」，引入計算員工福利包括退休保障計劃之條款。因本集團只參與界定供款退休保障計劃，故此項會計政策之改變對本期間或以往會計期間的業績並無重大影響。

3. 主要會計政策

本財務報告書乃按歷史成本並就若干物業及證券投資之重估作出修訂後編製。

本財務報告書乃按照香港普遍採納之會計原則編製。採納之主要會計政策刊列如下：

綜合賬目基準

本綜合財務報告書包括本公司及其附屬公司每年截至六月三十日止之財務報告書。

本年度內收購或出售之附屬公司之業績，分別由收購有效日期起或截至出售有效日期止適當地計入綜合收益表內。

集團內各公司間之重要交易及結餘已於編製綜合賬目時抵銷。

商譽

商譽乃指於收購聯營公司時，收購代價高出本集團應佔收購業務當日之個別資產及負債之公平價值之差額。商譽確認為資產並按其可使用年期以直線法攤銷。收購聯營公司產生之商譽列於聯營公司之賬面值內。

負商譽

負商譽乃指於收購聯營公司時，本集團應佔收購業務當日之個別資產及負債之公平價值高出收購代價之差額。負商譽於資產內扣減並根據出現結存之情況之分析撥歸收入。

倘若負商譽因收購當日預期會出現虧損或開支而產生，負商譽將會在該等虧損或開支出現期間內撥歸收入。其餘之負商譽會在收購所得且會計算折舊之資產之餘下平均可用年期內，以直線法確認為收入。倘若負商譽超出收購所得並可識別之非貨幣資產之公平總值，則負商譽會即時確認為收入。

於收購聯營公司時所產生之負商譽於相關之聯營公司賬面值扣減。

投資附屬公司

投資附屬公司在本公司之資產負債表上均以成本值扣除任何可識別之減值虧損入賬。

3. 主要會計政策（續）

投資聯營公司權益

綜合收益表包括本集團本年度應佔聯營公司由收購有效日後之業績；而綜合資產負債表內之投資聯營公司權益則按本集團應佔聯營公司之資產淨值，加上未攤銷之購買商譽減任何可識別之減值虧損入賬。

在本公司之資產負債表內，投資聯營公司以成本值扣除任何可識別減值虧損入賬。

如聯營公司與本集團之結算日期不同，則本集團之財務報告書所列入之聯營公司業績乃根據該聯營公司最後的經審核財務報告書及／或截至每年六月三十日止之管理賬目計算。

證券投資

證券投資乃按交易日期確認，最初以成本值計算。

除持至到期日債務證券外，所有證券均按其後申報日期以公平價值計算。

倘證券乃持作買賣，未實現之收益及虧損將包括在本年度之溢利或虧損內。就其他證券而言，未實現之收益及虧損均於產權處理，直至有關證券出售或有所減值為止，在此情況下累積收益或虧損將計入本年度之溢利或虧損中。

投資物業

投資物業乃已完成興建之物業，並因其投資潛力而持有，而有關租金收益是在公平原則下議定的。

投資物業於資產負債表結算日根據獨立專業估值所得之公開市值入賬。因重估投資物業而產生之任何盈餘或虧損均計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以彌補有關虧損，虧損差額則於收益表內扣除。原先於收益表內扣除之虧損及後有重估盈餘出現，此盈餘可轉至收益表內而總額不得大於已於收益表內扣除之虧損。

出售投資物業時，有關該投資物業之重估儲備數額將轉撥至收益表內。

除了租約期（包括可續年期）尚餘二十年或以下之投資物業外，其餘投資物業毋須作折舊準備。

3. 主要會計政策（續）

酒店物業

酒店物業以成本值列出，租期超過二十年之酒店物業不作折舊準備。本集團一向將物業保持於良好維修及保養狀況，因此董事認為由於其剩餘價值高，故毋須折舊。有關之保養開支於產生年度撥入收益表。

物業、廠房及設備

物業、廠房及設備乃按成本值減折舊及累積減值虧損入賬。

折舊準備乃按物業、廠房及設備之估計可使用年限，採用直線法以下列年率將其成本撇銷：

電腦系統	20%
傢俬、裝置及設備	10% – 20%
租賃物業裝修	20%
汽車	20%
廠房及機器	10% – 20%

資產出售或棄用所產生之收益或虧損，乃按其出售價值與資產賬面值之差額計算，並於收益表內確認。

減值

本集團會於每個結算日審閱其資產之賬面值，以判斷是否有跡象顯示該等資產蒙受任何減值虧損。倘若估計資產之可收回金額低於其賬面值，則資產賬面值須減低至其可收回金額。減值虧損會即時確認為支出。

凡減值虧損其後出現逆轉，則資產賬面值須調升至經修訂之估計可收回金額，惟該調升之賬面值不得超逾假設以往年度並無確認任何資產減值虧損而釐定之賬面值。減值虧損逆轉以收入即時確認。

發展中物業

發展中物業乃指在發展完成後作為銷售用途之物業，並列入流動資產內，以成本值或賬面值及可變現淨值二者之較低值入賬。

未售樓宇存貨

未售樓宇存貨之價值乃按成本值及可變現淨值二者之較低值入賬。成本值按未售樓宇存貨所佔土地及發展成本總額之比例計算。

3. 主要會計政策（續）

酒店存貨

酒店存貨以成本值或可變現淨值兩者中的較低值入賬。成本值按加權平均法計算。

其他非流動資產

其他非流動資產指會所會籍，乃按成本值扣除任何可識別之減值虧損入賬。

借貸成本

與收購、建造或生產合資格之資產直接有關之借貸成本均撥充該等資產之部分成本。當該等資產可作擬定用途或銷售時，有關借貸成本則不再撥充資本。從特定借款待支付符合規定資產之經費前而作出之短暫投資所賺取之投資收益從撥充資本之借貸成本中扣除。

一切其他借貸成本均在借貸發生之年度內被確認為支出。

遞延貸款融資之安排費用

遞延貸款融資之安排費用會以貸款之還款期以直線法遞延及攤銷至收益表以確保支出穩定。

可換股票據

可換股票據乃按發行所得款項淨額加財務成本準備兩者之總額入賬。

所得款項淨額即發行可換股票據所收取金額扣減直接發行成本後之數額。直接發行成本於發行日期起至票據持有人可行使其贖回權之日期（「票據持有人贖回日」）止期間按直線法基準在收益表內攤銷。倘任何可換股票據於票據持有人贖回日前被購回並註銷、贖回或兌換，則被購回之可換股票據應佔之尚餘未攤銷成本將即時在收益表中撇銷。

財務成本為於票據持有人贖回日或之前就贖回可換股票據而須支付予票據持有人之溢價。估計溢價乃於票據持有人之贖回權尚未行使期間按固定比率撥出準備，並於收益表中扣除。倘任何可換股票據於票據持有人贖回日前被購回並註銷或兌換，則就所購回或兌換之可換股票據於以往年度撥出之贖回溢價準備，將計入收益表內。

購回可換股票據之收益或虧損，即就所購回可換股票據所支付之代價與其面值兩者之差額，並於收益表內確認。

3. 主要會計政策（續）

收入及溢利確認

(a) 出售已完成之物業之收益乃在出售協議完成時或在風險及利益之轉移下（以較前者為準）確認。

(b) 發展以供出售之物業之收益乃在具約束力之銷售協議簽訂時或建築當局發出有關入伙紙時（以較後者為準）確認。買方在此階段前所付款項乃記錄為樓宇銷售訂金並列入流動負債。

(c) 出售有牌價投資乃在有關投資之合法擁有權轉移至買方時確認。

(d) 營業租約之租金收益乃按各個別租約之年期以直線法基準確認。

(e) 樓宇管理及服務費收益乃按所提供服務之期間以適當之基準予以確認。

(f) 利息收益乃根據尚餘本金之金額按適用利率以時間比例基準累計。

(g) 倘樓宇乃按遞延條款出售，則具備與不具備有關條款之售價之差額，將視作遞延利息收益，並按有關銷售協議完成時起計之償還期以直線法基準計入收益表內。

(h) 來自投資項目之股息收益乃在收取股息之權利已獲肯定之情況下予以確認。

(i) 酒店收益於提供服務時入賬。

税項

税項支出是按本年度之業績，並就毋須課税或不獲寬減之項目作出調整後計算。若干收益及支出項目因在税務上及財務報告書所確認之會計期間不同，因而引致時間差異。該等預期會確定為資產或負債之時間差異的税務影響，將於財務報告書中以負債法確認為遞延税項。

3. 主要會計政策（續）

外幣換算

以外幣計算之交易均按交易日之兌換率換算為港元。以外幣計算之貨幣性資產及負債均按資產負債表結算日之兌換率重新換算為港元。因兌換而產生之收益及虧損均撥入收益表內。

在綜合賬目時，於香港以外地區經營之業務的資產及負債均按資產負債表結算日之市場匯率換算為港元，收支項目則按期內的平均匯率換算。因綜合賬目而產生之所有兌換差額（如有）乃分類列為股東權益並轉撥往本集團之匯兌儲備。該等匯兌差額乃於出售有關業務期間確認為收入及支出。

退休保障成本

強制性公積金計劃（「強積金」）之供款已計入為支出。

4. 營業額

	二零零三年 *港元*	二零零二年 *港元*
出售持作出售之物業	**2,523,490,191**	587,750,561
物業租金收益總額	**830,293,109**	831,481,466
樓宇管理及服務費收益	**392,981,569**	385,110,443
酒店經營	**196,670,559**	201,616,565
應收貸款之利息收益	**102,321,162**	5,800,847
出售投資物業	**92,233,000**	656,127,000
股息收益		
有牌價投資	**34,955,519**	27,534,104
無牌價投資	**10,529,661**	11,279,034
出售買賣證券投資	**—**	6,724,176
	4,183,474,770	2,713,424,196

5. 業務及地區分部

業務分部

作為管理用途，本集團目前由五個經營分區組成 — 物業、證券、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

收益表

二零零三年六月三十日止年度

	物業 *港元*	證券 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元*
收入							
營業額							
物業租賃	830,293,109	—	—	—	—	—	830,293,109
物業銷售	2,615,723,191	—	—	—	—	—	2,615,723,191
酒店經營	—	—	—	196,670,559	—	—	196,670,559
管理服務	61,551,606	—	—	—	331,429,963	—	392,981,569
股票投資及買賣	—	45,485,180	—	—	—	—	45,485,180
財務	—	—	102,321,162	—	—	—	102,321,162
	3,507,567,906	45,485,180	102,321,162	196,670,559	331,429,963	—	4,183,474,770
其他經營收益	22,509,300	753,799	273,909	—	32,159,374	—	55,696,382
內部分部銷售*	—	—	—	—	23,919,078	(23,919,078)	—
總收入	3,530,077,206	46,238,979	102,595,071	196,670,559	387,508,415	(23,919,078)	4,239,171,152
分部業績	969,201,285	45,989,855	102,595,071	77,064,213	178,957,395	—	1,373,807,819
未分配企業支出							(770,815,151)
經營溢利							602,992,668
財務成本淨額							(432,845,575)
應佔聯營公司業績	(104,642,853)	69,209	(1,434,347)	26,049,520	5,287,586	—	(74,670,885)
出售一間聯營公司所得之溢利							30,528,060
除稅前溢利							126,004,268
稅項							(76,735,107)
未計少數股東權益前溢利							49,269,161
少數股東權益							1,650,987
本年度純利							50,920,148

* *內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。*

5. 業務及地區分部（續）

業務分部（續）

資產負債表
於二零零三年六月三十日

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
資產						
分部資產	24,663,663,755	1,395,674,936	1,048,918,082	1,680,301,405	832,973,295	29,621,531,473
投資聯營公司權益	10,368,732,728	3,850,761	(2,644,980)	790,143,568	(41,358,269)	11,118,723,808
未分配企業資產						21,620,306
綜合資產總額						40,761,875,587
負債						
分部負債	5,550,272,792	15,249,497	402,007,720	264,186,275	120,889,457	6,352,605,741
借貸						
分部	4,861,333,773	289,463,106	—	732,319,500	—	5,883,116,379
企業						2,596,330,151
可換股票據						1,489,378,714
未分配企業負債						105,609,771
綜合負債總額						16,427,040,756

其他資料
二零零三年六月三十日止年度

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
商譽攤銷	308,611	—	—	8,985,877	—	9,294,488
資本增加	794,428	—	—	2,282,809	5,439,097	8,516,334
折舊	414,895	873,415	—	7,968,960	7,421,572	16,678,842
酒店物業增加	—	—	—	24,349,375	—	24,349,375
其他證券投資減值虧損	—	252,397,016	—	—	—	252,397,016
投資物業增加	27,797,214	—	—	—	—	27,797,214
持有買賣證券投資之未實現虧損	—	124,091,924	—	—	—	124,091,924

5. 業務及地區分部（續）

業務分部（續）

收益表
二零零二年六月三十日止年度

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	抵銷 港元	綜合 港元
收入							
營業額							
物業租賃	831,481,466	—	—	—	—	—	831,481,466
物業銷售	1,243,877,561	—	—	—	—	—	1,243,877,561
酒店經營	—	—	—	201,616,565	—	—	201,616,565
管理服務	49,886,540	—	—	—	335,223,903	—	385,110,443
股票投資及買賣	—	45,537,314	—	—	—	—	45,537,314
財務	—	—	5,800,847	—	—	—	5,800,847
	2,125,245,567	45,537,314	5,800,847	201,616,565	335,223,903	—	2,713,424,196
其他經營收益	23,846,900	7,813,949	489,884	2,268,699	26,843,254	—	61,262,686
內部分部銷售*	—	—	—	—	20,656,524	(20,656,524)	—
總收入	2,149,092,467	53,351,263	6,290,731	203,885,264	382,723,681	(20,656,524)	2,774,686,882
分部業績	1,225,463,779	46,849,385	6,290,731	97,393,504	169,681,515	—	1,545,678,914
未分配企業支出							(797,648,216)
經營溢利							748,030,698
財務成本淨額							(380,443,141)
應佔聯營公司業績	(135,195,945)	(2,679,732)	(483,968)	36,461,822	(3,193,023)	—	(105,090,846)
出售附屬公司所得之溢利							12,712,419
出售聯營公司所得之溢利							69,611,638
除稅前溢利							344,820,768
稅項							(89,775,703)
未計少數股東權益前溢利							255,045,065
少數股東權益							7,742,631
本年度純利							262,787,696

* *內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。*

5. **業務及地區分部（續）**

業務分部（續）

資產負債表
於二零零二年六月三十日

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
資產						
分部資產	24,222,340,539	1,410,918,791	1,459,558,713	1,310,025,379	1,245,857,340	29,648,700,762
投資聯營公司權益	11,085,759,297	(1,500,652)	(1,210,607)	767,547,348	(37,321,252)	11,813,274,134
未分配企業資產						8,747,697
綜合資產總額						41,470,722,593
負債						
分部負債	6,458,462,279	7,266,997	74,909,237	276,384,585	100,753,867	6,917,776,965
借貸						
分部	4,553,491,086	469,945,716	—	733,072,600	—	5,756,509,402
企業						1,559,917,630
可換股票據						1,465,155,655
未分配企業負債						50,391,217
綜合負債總額						15,749,750,869

其他資料
二零零二年六月三十日止年度

	物業 港元	證券 港元	財務 港元	酒店 港元	物業管理及服務 港元	綜合 港元
商譽攤銷	308,611	—	—	8,985,877	—	9,294,488
資本增加	393,734	—	—	44,172,750	6,241,812	50,808,296
折舊	263,366	889,083	—	9,277,978	7,623,140	18,053,567
酒店物業增加	—	—	—	21,293,305	—	21,293,305
其他證券投資減值虧損	—	103,107,616	—	—	—	103,107,616
投資物業增加	148,224,049	—	—	—	—	148,224,049
持有買賣證券投資之未實現虧損	—	180,228,233	—	—	—	180,228,233

地域分部

集團大部份之業務均以香港為基地，集團之營業額、除税前溢利、資產及負債超過百分之九十源自香港。

6. 經營溢利

	二零零三年 港元	二零零二年 港元
經營溢利已扣除（計入）下列項目：		
員工成本，包括董事酬金	**407,718,679**	411,692,718
退休保障計劃供款	**20,078,446**	20,924,363
員工成本總額	**427,797,125**	432,617,081
核數師酬金	**1,946,193**	1,575,611
酒店存貨成本確認	**19,909,539**	24,307,804
折舊	**16,678,842**	18,053,567
出售物業、廠房及設備之虧損	**31,353**	67,954
出售投資物業虧損（溢利）	**17,927,321**	(419,515,734)
匯兌虧損淨額	**3,715,761**	7,300,968

7. 財務收益

	二零零三年 港元	二零零二年 港元
利息收益		
借予聯營公司之款項	**63,939,858**	84,176,147
借予投資公司之款項	**6,972,510**	7,016,695
銀行存款	**26,759,589**	34,278,031
	97,671,957	125,470,873

8. 財務成本

	二零零三年 港元	二零零二年 港元
利息支出：		
須於五年內全數償還之銀行貸款及透支	**158,012,092**	179,926,518
須於五年內全數償還之其他貸款	**198,506,843**	253,821,900
可換股票據	**56,250,000**	35,139,814
提早償還貸款之財務成本	**107,999,777**	—
贖回可換股票據之溢價準備	**16,710,000**	47,927,392
提早償還貸款而撇銷之貸款融資安排費用	**7,590,415**	—
攤銷可換股票據之發行成本	**7,513,059**	5,565,066
攤銷貸款融資之安排費用	**20,094,129**	22,031,730
承諾費用	**4,514,314**	3,040,601
	577,190,629	547,453,021
減：已撥充發展中物業成本的利息	**(46,673,097)**	(41,539,007)
	530,517,532	505,914,014

9. 應佔聯營公司業績

	二零零三年 港元	二零零二年 港元
應佔聯營公司業績包括：		
應佔聯營公司虧損	**70,504,794**	98,360,557
聯營公司商譽攤銷	**9,294,488**	9,294,488
聯營公司負商譽撥回	**(5,128,397)**	(2,564,199)
	74,670,885	105,090,846

10. 董事酬金

	二零零三年 港元	二零零二年 港元
董事袍金：		
執行董事	**190,000**	170,000
獨立非執行董事	**120,000**	120,000
	310,000	290,000
其他酬金：		
執行董事		
薪金及其他福利	**14,320,948**	25,645,602
退休保障計劃供款	**112,500**	118,000
	14,743,448	26,053,602

董事之酬金幅度如下：

港元	董事人數 二零零三年	二零零二年
0 — 1,000,000	**5**	2
1,000,001 — 1,500,000	**2**	1
2,000,001 — 2,500,000	**1**	—
2,500,001 — 3,000,000	**—**	1
3,000,001 — 3,500,000	**1**	—
3,500,001 — 4,000,000	**—**	1
4,000,001 — 4,500,000	**1**	3
5,000,001 — 5,500,000	**—**	1

11. 僱員酬金

本集團五位薪酬最高僱員中，兩位（二零零二年：五位）為本公司之執行董事，其酬金已於附註10內披露。依據香港聯合交易所有限公司證券上市規則（「上市規則」），餘下三位（二零零二年：無）僱員之酬金如下：

	二零零三年 *港元*	二零零二年 *港元*
薪金及其他酬金（包括基本薪金、房屋津貼、其他津貼及實物收益）	**8,286,889**	—
退休保障計劃供款	**36,000**	—
	8,322,889	—

其酬金幅度如下：

	僱員人數	
	二零零三年	二零零二年
港元		
2,000,001 — 2,500,000	**1**	—
2,500,001 — 3,000,000	**2**	—

於截至二零零三年及二零零二年六月三十日止年度內，本集團概無向五位薪酬最高之僱員（包括董事）支付作為吸引其加盟或作為加盟本集團獎勵之酬金，且亦無支付任何酬金作為其失去職位之賠償。此外，董事亦無免收任何酬金。

12. 稅項

	二零零三年 港元	二零零二年 港元
支出包括：		
香港利得稅		
本年度準備	**60,056,282**	73,229,538
以往年度準備不足（超額準備）	**1,862,356**	(105,468)
本公司及其附屬公司應佔稅項	**61,918,638**	73,124,070
應佔聯營公司稅項		
香港利得稅	**14,816,469**	16,651,633
	76,735,107	89,775,703

香港利得稅乃按照本年度之估計應課稅溢利按稅率17.5%（二零零二年：16%）計算。

本年度未提撥之遞延稅項撥回之詳情列於附註35。

13. 股息

	二零零三年 港元	二零零二年 港元
二零零二年六月三十日止年度已派發末期股息每股2港仙（二零零一年：2港仙）	**77,288,637**	76,821,664
二零零三年六月三十日止年度已派發中期股息每股2港仙（二零零二年：2港仙）	**77,369,560**	77,151,732
	154,658,197	153,973,396

13. 股息（續）

於本年度，本公司就二零零二年度之末期股息及二零零三年度之中期股息發行代息股份。該等代息股份為大部分股東接納，如下列所示：

	二零零三年 中期 *港元*	二零零二年 末期 *港元*
股息：		
現金	13,290,111	21,174,905
代息股份	64,079,449	56,113,732
	77,369,560	77,288,637

董事會擬派發二零零三年六月三十日止年度之末期股息每股2港仙（二零零二年：2港仙），並將於股東週年大會上議決。

14. 每股盈利

每股基本盈利乃根據本年度純利50,920,148港元（二零零二年：262,787,696港元）及年內已發行普通股之加權平均數3,871,889,199股（二零零二年：3,857,495,004股）普通股計算。

行使本集團尚餘之可換股票據將會令每股純利上升，因此，截至二零零三年及二零零二年六月三十日止年度之每股攤薄後盈利並無編製及列出。

15. 投資物業

	長期契約之香港投資物業 港元	中期契約之香港投資物業 港元	長期契約之新加坡投資物業 港元	合計 港元
本集團				
估值				
於二零零二年七月一日	1,010,000,000	13,091,617,720	346,928,816	14,448,546,536
匯兌差額	—	—	1,744,032	1,744,032
轉撥自發展中物業	—	164,235,090	—	164,235,090
購買一間附屬公司	—	11,000,000	—	11,000,000
增添	—	9,929,442	6,867,772	16,797,214
出售	—	(118,300,163)	—	(118,300,163)
重估虧損	(127,000,000)	(1,083,666,589)	(20,448,970)	(1,231,115,559)
於二零零三年六月三十日	**883,000,000**	**12,074,815,500**	**335,091,650**	**13,292,907,150**

本集團投資物業分別由卓德測計師行有限公司及Knight Frank Pte. Ltd.按二零零三年六月三十日之香港及新加坡之公開市值作出之獨立專業估值入賬，投資物業之重估虧損淨額已於投資物業重估儲備中扣除。

16. 酒店物業

	長期契約之新加坡酒店物業 港元
本集團	
成本值	
於二零零二年七月一日	1,154,228,706
增添	24,349,375
於二零零三年六月三十日	**1,178,578,081**

17. 物業、廠房及設備

	電腦系統 港元	傢俬、裝置及設備 港元	租賃物業裝修 港元	汽車 港元	廠房及機器 港元	合計 港元
本集團						
成本值						
於二零零二年七月一日	36,291,442	68,632,933	18,590,069	12,136,851	5,998,708	141,650,003
增添	2,118,485	3,533,047	199,201	1,462,311	1,203,290	8,516,334
出售	(4,440)	(252,318)	—	(513,648)	(814,564)	(1,584,970)
於二零零三年六月三十日	**38,405,487**	**71,913,662**	**18,789,270**	**13,085,514**	**6,387,434**	**148,581,367**
折舊						
於二零零二年七月一日	19,512,309	13,417,916	14,862,487	9,003,095	4,632,934	61,428,741
本年度支出	6,005,648	7,423,952	1,294,206	1,103,985	851,051	16,678,842
出售時撥回	(2,738)	(80,023)	—	(513,647)	(758,592)	(1,355,000)
於二零零三年六月三十日	**25,515,219**	**20,761,845**	**16,156,693**	**9,593,433**	**4,725,393**	**76,752,583**
賬面淨值						
於二零零三年六月三十日	**12,890,268**	**51,151,817**	**2,632,577**	**3,492,081**	**1,662,041**	**71,828,784**
於二零零二年六月三十日	16,779,133	55,215,017	3,727,582	3,133,756	1,365,774	80,221,262

18. 投資附屬公司權益

	本公司 二零零三年 港元	本公司 二零零二年 港元
成本值減已確認減值虧損	**90,612,522**	41,698,663
借予附屬公司款項減撥備	**22,116,970,480**	21,770,448,440
	22,207,583,002	21,812,147,103

借予附屬公司款項乃無抵押及無固定還款期。其中12,426,176,217港元（二零零二年：10,455,597,001港元）須繳付以市場利率計算之利息，其餘為免息。董事認為，本公司於資產負債表結算日起計十二個月內將不會要求還款。因此，有關借款已列作非流動性質。

借予附屬公司款項之賬面值已根據相關附屬公司之資產之公平值調低至可收回金額。

於二零零三年六月三十日之本公司主要附屬公司詳情刊於附註44。

19. 投資聯營公司權益

	本公司		本集團	
	二零零三年	二零零二年	二零零三年	二零零二年
	港元	港元	港元	港元
無牌價股份：成本值	**516,687,714**	516,687,715	—	—
應佔資產淨值	—	—	**1,713,830,454**	2,563,270,441
商譽（附註）	—	—	**120,828,352**	130,122,840
負商譽（附註）	—	—	**(94,875,344)**	(100,003,741)
	516,687,714	516,687,715	**1,739,783,462**	2,593,389,540
借予聯營公司款項，減撥備	**76,520,443**	74,713,506	**9,378,940,346**	9,219,884,594
	593,208,157	591,401,221	**11,118,723,808**	11,813,274,134

附註：

	本集團	
	商譽	負商譽
	港元	港元
總額		
於二零零二年七月一日及二零零三年六月三十日	**185,889,768**	**(102,567,940)**
攤銷		
於二零零二年七月一日	55,766,928	(2,564,199)
本年度支出	9,294,488	—
本年度確認	—	(5,128,397)
於二零零三年六月三十日	**65,061,416**	**(7,692,596)**
賬面值		
於二零零三年六月三十日	**120,828,352**	**(94,875,344)**
於二零零二年六月三十日	130,122,840	(100,003,741)

商譽及負商譽之攤銷年期為二十年。

本集團主要聯營公司之投資物業由卓德測計師行有限公司及戴德梁行按二零零三年六月三十日之公開市值作出之獨立專業估值入賬，上述所列之賬面值已包括本集團應佔之重估儲備。

19. 投資聯營公司權益（續）

借予聯營公司款項乃無抵押及無固定還款期。其中1,924,961,754港元（二零零二年：1,659,828,988港元）須繳付以市場利率計算之利息，其餘為免息。董事認為，本集團於資產負債表結算日起計十二個月內將不會要求償還借款。因此，有關借款已列作非流動性質。

於二零零三年六月三十日之本公司主要聯營公司詳情刊於附註45。

有關本集團主要聯營公司之經營業績及財務狀況之資料摘錄自坤貿有限公司經審核綜合財務報告書及Greenroll Limited經審核財務報告書，並已作出調整以符合本集團之會計政策，撮要如下：

	坤貿有限公司		Greenroll Limited	
	二零零三年	二零零二年	二零零三年	二零零二年
	港元	港元	港元	港元
本年度業績				
營業額	**209,303,037**	229,543,271	**370,144,000**	425,228,000
除稅前之日常業務溢利	**87,264,694**	256,554,765	**99,690,000**	142,945,000
本集團佔除稅前日常業務溢利	**21,816,174**	64,138,691	**29,907,000**	42,883,500
財務狀況				
非流動資產	**10,938,919,541**	11,615,399,768	**3,380,422,000**	3,370,582,000
流動資產	**301,628,135**	321,675,267	**93,864,000**	133,890,000
流動負債	**(215,747,054)**	(262,972,636)	**(126,511,000)**	(139,872,000)
	85,881,081	58,702,631	**(32,647,000)**	(5,982,000)
非流動負債	**(5,739,938,620)**	(5,788,336,755)	**(787,100,000)**	(892,104,000)
資產淨額	**5,284,862,002**	5,885,765,644	**2,560,675,000**	2,472,496,000
本集團應佔之資產淨額	**1,321,215,501**	1,471,441,411	**768,202,500**	741,748,800

19. 投資聯營公司權益（續）

稅務局就本集團之聯營公司坤貿有限公司（「坤貿」）之全資附屬公司廣滔投資有限公司（「廣滔」）由一九九四／九五至二零零一／零二之課稅年度及Erleigh Investments Inc.之全資附屬公司Murdoch Investments Inc.（「MII」）由一九九四／九五至一九九七／九八之課稅年度進行稅務查詢，並分別發出大約406,000,000港元及33,000,000港元額外評稅通知單予廣滔及MII，廣滔及MII已向稅務局提出反對。於二零零三年六月三十日本集團應佔數額估計大約分別為102,000,000港元及15,000,000港元。鑑於此稅務查詢仍處於資料搜集階段。廣滔及MII管理層認為現階段無法準確預測需要數年才能得出的查詢結果，因此，廣滔及MII之財務報告書並無為此而作出撥備。

本公司之董事已知悉上述事件及提出查詢。董事局認為上述事件並無重大進展及改變。

20. 證券投資

本公司

	買賣證券		其他證券		合計	
	二零零三年 港元	二零零二年 港元	二零零三年 港元	二零零二年 港元	二零零三年 港元	二零零二年 港元
產權證券：						
有牌價	**360,227,955**	483,776,879	**669,987,264**	594,678,630	**1,030,215,219**	1,078,455,509
無牌價	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	360,227,955	483,776,879	**689,936,569**	614,627,935	**1,050,164,524**	1,098,404,814
合計：						
有牌價						
香港	**360,205,485**	483,754,214	**366,050,980**	378,371,637	**726,256,465**	862,125,851
其他地區	**22,470**	22,665	**303,936,284**	216,306,993	**303,958,754**	216,329,658
無牌價	**—**	—	**19,949,305**	19,949,305	**19,949,305**	19,949,305
	360,227,955	483,776,879	**689,936,569**	614,627,935	**1,050,164,524**	1,098,404,814
有牌價證券之市值	**360,227,955**	483,776,879	**669,987,264**	594,678,630	**1,030,215,219**	1,078,455,509
作列報用途而分析之賬面值：						
流動	**360,227,955**	483,776,879	**—**	—	**360,227,955**	483,776,879
非流動	**—**	—	**689,936,569**	614,627,935	**689,936,569**	614,627,935
	360,227,955	483,776,879	**689,936,569**	614,627,935	**1,050,164,524**	1,098,404,814

20. 證券投資（續）

本集團

	買賣證券		其他證券		合計	
	二零零三年 港元	二零零二年 港元	二零零三年 港元	二零零二年 港元	二零零三年 港元	二零零二年 港元
產權證券：						
有牌價	**361,634,955**	485,726,879	**936,495,675**	735,659,096	**1,298,130,630**	1,221,385,975
無牌價	**—**	—	**66,918,469**	99,545,135	**66,918,469**	99,545,135
	361,634,955	485,726,879	**1,003,414,144**	835,204,231	**1,365,049,099**	1,320,931,110
合計：						
有牌價						
香港	**361,612,485**	485,704,214	**571,552,122**	466,650,799	**933,164,607**	952,355,013
其他地區	**22,470**	22,665	**364,943,553**	269,008,297	**364,966,023**	269,030,962
無牌價	**—**	—	**66,918,469**	99,545,135	**66,918,469**	99,545,135
	361,634,955	485,726,879	**1,003,414,144**	835,204,231	**1,365,049,099**	1,320,931,110
有牌價證券之市值	**361,634,955**	485,726,879	**936,495,675**	735,659,096	**1,298,130,630**	1,221,385,975
作列報用途而分析之賬面值：						
流動	**361,634,955**	485,726,879	**—**	—	**361,634,955**	485,726,879
非流動	**—**	—	**1,003,414,144**	835,204,231	**1,003,414,144**	835,204,231
	361,634,955	485,726,879	**1,003,414,144**	835,204,231	**1,365,049,099**	1,320,931,110

21. 借予投資公司款項

本集團借予投資公司款項乃無抵押及無固定還款期。其中22,175,697港元（二零零二年：18,209,914港元）須繳付以市場利率計算之利息，其餘為免息。董事認為，本集團於資產負債表結算日起計十二個月內將不會要求還款。因此，有關借款已列作非流動性質。

22. 應收遠期貸款

	本集團	
	二零零三年	二零零二年
	港元	*港元*
應收貸款總額	**595,682,276**	718,173,792
減：流動資產所示之本期部分	**(22,097,946)**	(25,558,437)
	573,584,330	692,615,355

本集團提供貸款予購買本集團物業之買家，還款細則於貸款合約內定明。

23. 未售樓宇存貨

本集團按可變現淨值入賬之未售樓宇存貨之數額為263,338,168港元（二零零二年：51,914,313港元）。

24. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款404,488,915港元（二零零二年：110,246,363港元），此等應收貿易賬款主要為預開發票及預期見票兌付之應收銷售收入及應收租金。

於報告日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	港元	*港元*
0 – 30日	**343,569,680**	51,044,761
31 – 60日	**10,672,402**	5,175,369
61 – 90日	**8,474,451**	4,053,142
超過 90日	**41,772,382**	49,973,091
	404,488,915	110,246,363

超過90日之應收貿易賬款41,772,382港元（二零零二年：49,973,091港元）足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

25. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款97,654,470港元（二零零二年：102,519,775港元）。

於報告日之應付貿易賬款之賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	港元	*港元*
0 – 30日	**35,316,475**	56,781,885
31 – 60日	**9,028,714**	27,050,075
61 – 90日	**799,531**	2,287,755
超過 90日	**52,509,750**	16,400,060
	97,654,470	102,519,775

26. 遠期借貸

	本集團	
	二零零三年	二零零二年
	港元	港元
無抵押銀行貸款		
一年內到期	**13,100,640**	31,198,800
一年以上至兩年	**13,100,640**	187,192,800
兩年以上至五年	**82,970,720**	—
	109,172,000	218,391,600
減：流動負債所示之流動部分	**(13,100,640)**	(31,198,800)
	96,071,360	187,192,800
有抵押銀行貸款		
一年內到期	**277,753,200**	237,664,400
一年以上至兩年	**1,858,747,765**	492,664,400
兩年以上至五年	**3,854,966,300**	2,984,531,565
	5,991,467,265	3,714,860,365
減：流動負債所示之流動部分	**(277,753,200)**	(237,664,400)
	5,713,714,065	3,477,195,965
其他有抵押貸款		
兩年以上至五年	**—**	1,814,889,000
其他無抵押貸款		
一年內到期	**300,000,000**	—
一年以上至兩年	**300,000,000**	—
兩年以上至五年	**750,000,000**	1,000,000,000
	1,350,000,000	1,000,000,000
減：流動負債所示之流動部分	**(300,000,000)**	—
	1,050,000,000	1,000,000,000
銀行及其他貸款總額	**6,859,785,425**	6,479,277,765
減：遞延貸款融資之安排費用（*附註27*）	**(18,695,841)**	(36,758,718)
	6,841,089,584	6,442,519,047
可換股票據（*附註28*）	**1,489,378,714**	1,465,155,655
	8,330,468,298	7,907,674,702

26. 遠期借貸（續）

於資產負債表結算日，本公司並無遠期借貸。

於二零零三年六月三十日，本集團為數1,350,000,000港元之其他無抵押貸款須繳付以市場利率計算之利息並分三年攤還（二零零二年：為數1,000,000,000港元之其他無抵押貸款須繳付以市場利率計算之利息，其還款期為兩年以上至五年）。

於二零零二年六月三十日，本集團為數1,814,889,000港元之其他有抵押貸款須繳付以市場利率計算之利息，該貸款已於年內全數償還。

27. 遞延貸款融資之安排費用

	本集團	
	二零零三年 *港元*	二零零二年 *港元*
成本值		
於七月一日	**90,311,612**	79,474,348
新增	**9,621,667**	10,837,264
提早償還貸款撇銷	**(42,232,017)**	—
於六月三十日	**57,701,262**	90,311,612
攤銷		
於七月一日	**53,552,894**	31,521,164
本年度支出	**20,094,129**	22,031,730
提早償還貸款抵銷	**(34,641,602)**	—
於六月三十日	**39,005,421**	53,552,894
於六月三十日之遞延貸款融資之安排費用	**18,695,841**	36,758,718

28. 可換股票據

	本公司		本集團	
	二零零三年	二零零二年	二零零三年	二零零二年
	港元	港元	港元	港元
本金				
於七月一日	—	891,909,900	**1,500,000,000**	891,909,900
發行	—	—	—	1,500,000,000
贖回	—	(891,909,900)	—	(891,909,900)
於六月三十日	—	—	**1,500,000,000**	1,500,000,000
加：贖回溢價準備				
於七月一日	—	230,441,691	**1,877,014**	230,441,691
本年度準備	—	—	**16,710,000**	47,927,392
贖回時撥回之數額	—	(230,441,691)	—	(276,492,069)
於六月三十日	—	—	**18,587,014**	1,877,014
減：發行成本				
於七月一日	—	—	**36,721,359**	4,721,134
本年度增加	—	—	—	37,565,291
本年度攤銷：				
包括於贖回時撥回之數額	—	—	**(7,513,059)**	(5,565,066)
於六月三十日	—	—	**29,208,300**	36,721,359
於六月三十日之賬面值	—	—	**1,489,378,714**	1,465,155,655

本公司之全資附屬公司，Golden Million Finance Corporation（「Golden Million」）於二零零二年發行面值1,500,000,000港元於二零零七年五月到期之三厘七五定息可換股票據（「二零零七票據」）。二零零七票據持有人有權於二零零二年六月二十日至二零零七年五月十四日止期間內，隨時按每股4港元之發行兌換價（可予調整）兌換本公司之普通股股份。於二零零五年五月二十一日，所有或部分二零零七票據持有人可選擇以面值百分之三點一八四之溢價贖回尚餘之面值。倘若Golden Million合符若干要求，可於二零零四年五月二十一日至二零零七年五月二十一日止期間內，首尾兩天包括在內，贖回所有或部分二零零七票據。尚餘之票據可於二零零七年五月二十一日以面值百分之五點五七之溢價被贖回。

29. 股本

	二零零三年 每股面值 1.00港元 之普通股 股份數目	二零零三年 面值 港元	二零零二年 每股面值 1.00港元 之普通股 股份數目	二零零二年 面值 港元
法定股本：				
於七月一日及六月三十日	**6,000,000,000**	**6,000,000,000**	6,000,000,000	6,000,000,000
已發行及繳足股本：				
於七月一日	**3,874,211,830**	**3,874,211,830**	3,860,583,211	3,860,583,211
代替現金股息所發行之股份	**51,548,450**	**51,548,450**	37,928,619	37,928,619
購回並註銷股份	**(39,426,000)**	**(39,426,000)**	(24,300,000)	(24,300,000)
於六月三十日	**3,886,334,280**	**3,886,334,280**	3,874,211,830	3,874,211,830

本年度內，本公司以總代價90,262,382港元於聯交所購回本公司39,426,000股每股面值1.00港元之普通股。該等股份其後已註銷。註銷股份之面值已撥入資本贖回儲備，而代價總額則自保留溢利支付。

於二零零二年十二月十六日及二零零三年五月二十日，本公司根據分別於二零零二年十一月十四日及二零零三年四月十七日派發予股東之以股代息通函，按每股發行價2.725港元及2.07港元，合共發行及配發20,592,195股及30,956,255股每股面值1.00港元之股份，以代替現金股息，作為二零零二年度之末期息及二零零三年度之中期息。此等股份與其他已發行股份在各方面均享有同等權益。

30. 股份溢價及儲備

	股份溢價	其他證券重估儲備	資本贖回儲備	保留溢利	合計
	港元	港元	港元	港元	港元
本公司					
於二零零一年七月一日	9,211,395,816	(54,178,664)	100,520,000	10,409,418,204	19,667,155,356
以股代息所發行股份之溢價	71,842,692	—	—	—	71,842,692
發行股份費用	(60,100)	—	—	—	(60,100)
購回並註銷股份	—	—	24,300,000	(57,599,045)	(33,299,045)
重估盈餘	—	19,469,449	—	—	19,469,449
本年度純利	—	—	—	142,855,800	142,855,800
二零零一年末期息	—	—	—	(76,821,664)	(76,821,664)
二零零二年中期息	—	—	—	(77,151,732)	(77,151,732)
於二零零二年六月三十日及二零零二年七月一日	9,283,178,408	(34,709,215)	124,820,000	10,340,701,563	19,713,990,756
以股代息所發行股份之溢價	68,644,731	—	—	—	68,644,731
發行股份費用	(260,100)	—	—	—	(260,100)
購回並註銷股份	—	—	39,426,000	(90,262,382)	(50,836,382)
於收益表扣除之減值虧損	—	13,500,000	—	—	13,500,000
重估盈餘	—	62,883,155	—	—	62,883,155
本年度純利	—	—	—	97,406,425	97,406,425
二零零二年末期息	—	—	—	(77,288,637)	(77,288,637)
二零零三年中期息	—	—	—	(77,369,560)	(77,369,560)
於二零零三年六月三十日	**9,351,563,039**	**41,673,940**	**164,246,000**	**10,193,187,409**	**19,750,670,388**

附註： 於二零零三年六月三十日，本公司可分派予股東之儲備為10,193,187,409港元（二零零二年：10,340,701,563港元）。

31. 附屬公司提供之借款

本公司之附屬公司提供之借款乃無抵押、免息及無固定還款期。附屬公司已同意於資產負債表結算日起計十二個月內將不會要求還款。因此，有關借款已列作非流動性質。

32. 聯營公司提供之借款

本集團及本公司之聯營公司提供之借款乃無抵押及無固定還款期。於本集團之聯營公司所提供之借款當中，383,086,114港元（二零零二年：244,909,786港元）須繳付以市場利率計算之利息，其餘為免息。聯營公司已同意於資負債表結算日起計十二個月內不會要求還款。因此，有關借款已列作非流動性質。

本公司之聯營公司提供之借款為免息並於年內已全數償還。

33. 投資公司提供之借款

本集團之投資公司提供之借款乃無抵押、免息及無固定還款期。投資公司已同意於資產負債表結算日起計十二個月內不會要求還款。因此，有關借款已列作非流動性質。

34. 少數股東提供之借款

本集團之少數股東提供之借款乃無抵押及無固定還款期，須繳付以資金成本加邊際利潤計算之利息。少數股東已同意於資產負債表結算日起計十二個月內不會要求還款。因此，有關借款已列作非流動性質。

35. 遞延税項

於資產負債表結算日，尚未提撥之遞延税項資產包括之主要項目如下：

	本公司		本集團	
	二零零三年	二零零二年	二零零三年	二零零二年
	港元	港元	港元	港元
因下列各項所造成之時差影響：				
未使用之税項虧損	**179,929,000**	181,038,000	**416,481,000**	381,309,000
折舊免税額與折舊之差異影響	—	—	**(1,564,000)**	(1,737,000)
其他時差	—	—	**(890,000)**	(11,757,000)
	179,929,000	181,038,000	**414,027,000**	367,815,000

因為未能肯定遞延税項資產會否於可見未來實現，故無遞延税項資產於財務報告書中確認。

本年度尚未提撥之遞延税項撥回（支出）如下：

	本公司		本集團	
	二零零三年	二零零二年	二零零三年	二零零二年
	港元	港元	港元	港元
因下列各項所造成之時差影響：				
（所用）所得税項虧損	**(18,081,000)**	(4,612,000)	**(576,000)**	51,819,000
折舊免税額與折舊之差異影響	—	—	**336,000**	518,000
其他時差	—	—	**11,969,000**	(3,330,000)
税率變動之影響	**16,972,000**	—	**34,483,000**	—
	(1,109,000)	(4,612,000)	**46,212,000**	49,007,000

因為出售香港之投資物業之將來溢利毋須繳付税項，故並未就該等物業之重估盈餘作出遞延税項準備。因此，此等重估盈餘並不構成税項上之時差。

36. 收購一間附屬公司

於二零零三年六月二十六日，本集團以100,000港元之作價收購翠飛發展有限公司之全部權益。

此收購以收購會計法入賬，詳情如下：

	二零零三年 *港元*	二零零二年 *港元*
收購資產淨值		
投資物業	**11,000,000**	97,000,000
未售樓宇存貨	**84,000,000**	—
應收賬款及其他應收	**988,249**	1,669,892
銀行存款及現金	**222,321**	1,658,545
應付賬款及其他應付	**(3,345,160)**	(3,769,660)
應付無抵押貸款	**(92,765,410)**	(96,558,776)
	100,000	1
支付方式		
現金	**100,000**	1
收購時產生之現金流入淨額		
現金作價	**(100,000)**	(1)
所收購銀行存款及現金	**222,321**	1,658,545
	122,321	1,658,544

年度內收購之附屬公司對本集團之營業額、經營業績及現金流動並無重大影響。

37. 出售附屬公司

	二零零三年 港元	二零零二年 港元
出售資產淨值		
投資物業	—	28,000,000
投資聯營公司權益	—	32,599,728
應收賬款及其他應收	—	656,446
銀行存款及現金	—	2,346,640
應付賬款及其他應付	—	(9,377,809)
應付稅項	—	(296,839)
少數股東權益	—	(8,526,989)
	—	45,401,177
出售時撥回之投資物業重估儲備	—	(12,712,419)
出售附屬公司溢利	—	12,712,419
	—	45,401,177
收取方式		
現金	—	45,401,177
出售時產生之現金流入淨額		
收取現金	—	45,401,177
所出售銀行存款及現金	—	(2,346,640)
	—	43,054,537

截至二零零二年六月三十日止年度內出售之附屬公司對本集團之營業額、經營業績及現金流動並無重大影響。

38. 主要非現金交易

本年度內，164,235,090港元（二零零二年：493,574,677港元）及2,526,157,276港元（二零零二年：無）之發展中物業分別轉撥至投資物業及未售樓宇存貨。

於二零零二年十二月十六日及二零零三年五月二十日，本公司根據以股代息通函，分別按每股發行價2.725港元及2.07港元，合共發行及配發20,592,195股及30,956,255股股份，以代替現金股息，作為二零零二年度之末期息及二零零三年度之中期息。

39. 資產按揭

(a) 於二零零三年六月三十日，本集團以有牌價投資、物業、定期存款及銀行存款作為抵押，所取得之銀行貸款、透支及其他貸款融資合共12,616,308,971港元（二零零二年：7,986,797,050港元）。於上述結算日已被動用之貸款為6,805,030,371港元（二零零二年：6,134,794,150港元）。

(b) 於二零零三年六月三十日，若干聯營公司投資及借予若干聯營公司款項之利益已抵押或轉讓，以取得銀行或財務機構提供予該等公司之貸款融資。本集團應佔該等融資之數額達3,952,733,333港元（二零零二年：3,246,286,070港元），其中2,894,146,090港元（二零零二年：2,290,321,403港元）已被動用並由本公司擔保。

40. 承擔及或然負債

於資產負債表結算日，本公司及本集團尚未於財務報告書內提撥準備之承擔及或然負債如下：

	本公司		本集團	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港元	*港元*	***港元***	*港元*
(a) 資本承擔：				
物業發展費用				
已批准但未簽約	**—**	—	**1,184,813,547**	101,831,529
已簽約但未撥備	**—**	—	**973,447,137**	2,582,818,009
	—	—	**2,158,260,684**	2,684,649,538
(b) 就銀行貸款及其他負債作出之擔保：				
附屬公司				
已動用	**9,572,286,964**	6,628,977,786	**—**	—
未動用	**6,299,842,600**	2,374,365,100	**—**	—
	15,872,129,564	9,003,342,886	**—**	—
聯營公司				
已動用	**2,894,146,090**	2,293,486,403	**2,894,146,090**	2,293,486,403
未動用	**1,061,092,243**	955,964,667	**1,061,092,243**	955,964,667
	3,955,238,333	3,249,451,070	**3,955,238,333**	3,249,451,070
	19,827,367,897	12,252,793,956	**3,955,238,333**	3,249,451,070

40. 承擔及或然負債（續）

(c) 於一九九八年六月三十日，本公司及其全資附屬公司Mariner International Hotels Limited（「Mariner」）終止與恒隆有限公司（「恒隆」）及Atlas Limited（「Atlas」）於一九九六年十二月十九日所訂立之買賣協議（該「協議」），並進行訴訟。該協議是關於購入一間公司，而該公司則擁有一項位於新界荃灣油柑頭之物業，該物業已發展為一間酒店。Mariner就該收購應支付之總代價為1,070,000,000港元，其中已支付訂金及部分付款合共321,000,000港元。

於Mariner及本公司終止該協議當日，Mariner隨即於終止該協議後向恒隆及Atlas發出傳票，以追討（其中包括）退還已付之訂金及部分付款合共321,000,000港元以及違約之損失。Mariner繼續積極追討索償。與此同時，Atlas亦已就Mariner及本公司終止該協議進行法律訴訟，並就此作出反索償，（其中包括）可能沒收Mariner根據該協議已支付之訂金及部分付款合共321,000,000港元。

訴訟程序經已結束，而雙方正要求取得有關訴訟之進一步及更清晰詳情。雙方亦正向對方要求取得更詳盡清楚之特定文件。截至二零零三年六月三十日止年度內，有關案件並無重大進展。董事會認為於現訴訟階段有關案件可在短期內結束之機會不大，因此，於截至二零零三年六月三十日止年度並無就或然負債作出撥備。

(d) 稅務局就一間全資附屬公司信和財務有限公司（「信和財務」）一九九五／九六及一九九六／九七之課稅年度進行稅務查詢，並發出大約60,000,000港元額外評稅通知單予信和財務，信和財務已向稅務局提出反對。董事認為鑑於此稅務查詢仍處於資料搜集階段，同時將持續一段時間。信和財務管理層認為現階段無法準確預測需要數年才能得出的查詢結果，因此，信和財務之財務報告書並無為此而作出撥備。

41. 經營租賃安排

本集團作為出租人

本年度扣除100,367,039港元開支（二零零二年：100,463,602港元）後之租金收入為729,926,070港元（二零零二年：731,017,864港元）。所持大部份物業，均於未來兩年擁有承擔租戶。

於資產負債表結算日，本集團已簽約之租戶之最少租賃收入分析如下：

	二零零三年 *港元*	二零零二年 *港元*
一年內	**583,954,180**	578,491,531
兩年至五年	**576,630,421**	739,804,481
五年後	**60,000**	21,655,730
	1,160,644,601	1,339,951,742

42. 退休保障計劃

本集團於香港為所有合資格僱員參與一強積金。本強積金已根據強制性公積金計劃條例向強制性公積金計劃管理局註冊。本強積金之資產與本集團之資產分開並存於由託管人控制之基金內。根據強積金之條款，僱主及其僱員均須根據條款內列明之年率而作出供款。根據該計劃而作出所需的供款為本集團唯一的責任。沒有沒收供款用以減低將來的供款。

於收益表內扣除之退休保障計劃之供款乃本集團根據該計劃條款內列明之年率而作出之供款。

43. 關連人士交易

在日常業務中，本集團曾與關連人士進行下列交易：

	二零零三年 港元	二零零二年 港元
(a) 關連公司		
服務費收益（附註i）	**1,505,789**	1,656,000
管理費收益（附註i）	**640,914**	698,630

本公司之董事黃志祥先生亦為上述關連人士之董事，故於上述交易佔有權益。

	二零零三年 港元	二零零二年 港元
(b) 聯營公司		
管理費收益（附註i）	**17,679,215**	15,128,093
管理費用（附註i）	**7,488,675**	9,451,249
利息收益（附註ii）	**63,939,858**	84,176,147
利息費用（附註ii）	**7,068,668**	27,788,136

(c) 收購股份及接受轉讓貸款

於二零零三年六月二十六日，本公司全資附屬公司會連發展有限公司（「會連」）及信和財務有限公司（「信和財務」）與Millwood Limited（「Millwood」）及健泰財務有限公司（「健泰財務」）分別訂立有關協議。根據當中協議：(a)會連同意以100,000港元之代價向Millwood購入擁有工業大廈劍橋廣場100%權益之翠飛發展有限公司（「翠飛」）100,000股股份（佔其已發行股份100%）；及(b)信和財務同意以代價92,568,458港元接受由健泰財務轉讓有關翠飛欠負健泰財務為數104,817,784港元之貸款。收購股份及接受轉讓貸款已於二零零三年六月二十六日完成。

Millwood及健泰財務均為Boswell Holdings Limited（「Boswell」）之間接全資附屬公司。本公司主席兼執行董事黃志祥先生擁有Boswell 50%權益，根據上市規則之規定，Boswell為黃先生之聯繫人士，同時為本公司之關連人士。

本公司於管理工業大廈方面擁有豐富經驗與專業知識。收購股份及接受轉讓貸款令本公司擁有劍橋廣場全部權益，可為本公司提供機會，以將該物業之價值推至最高及擴充資本。

43. 關連人士交易（續）

(d) 出售股份及轉讓貸款

於二零零三年六月二十六日，本公司及信和財務與Erleigh Property Limited（「Erleigh」）及凱信財務有限公司（「凱信財務」）分別訂立有關協議。根據當中協議：(a)本公司同意以代價30,755,779港元向Erleigh出售擁有工業大廈太平洋貿易中心之100%權益Kotachi Limited（「Kotachi」）1股股份（佔其已發行股份50%）；及(b)信和財務同意按實際金額之基準轉讓予凱信財務有關Kotachi欠信和財務為數61,921,021港元之貸款。出售股份及轉讓貸款已於二零零三年六月二十六日完成。

凱信財務及Erleigh均為Boswell之間接全資附屬公司。

由於本公司並無擁有太平洋貿易中心操控權，將此物業之價值進一步撥充資本將會受到限制，故此出售上述股份及轉讓貸款事可讓本公司出售該等物業之權益。

董事認為上述收購與出售股份及接受轉讓與轉讓貸款將加強本公司工業物業投資組合之控制。

(e) 本年度內，本集團共借40,329,706港元予本公司佔70%之附屬公司健惠投資有限公司（「健惠」），用以營運中央廣場。該筆借款為無抵押，須繳付以資金成本加邊際利潤計算之利息及無固定還款期。所借款項乃按本集團所佔健惠之權益比例發放，其餘權益為一獨立第三者所持有，該獨立第三者因佔有健惠主要權益而被視為與本集團有關連。

(f) 本年度內，本集團共借529,761,006港元予本公司佔60%之附屬公司Grand Creator Investment (BVI) Limited（「Grand Creator」），用以貸款予其全資附屬公司進宏投資有限公司。該筆貸款用以發展地鐵坑口站發展項目。該筆借款為無抵押，須繳付以資金成本加邊際利潤計算之利息及無固定還款期。所借款項乃按本集團所佔Grand Creator之權益比例發放，其餘權益為一獨立第三者所持有，該獨立第三者因佔有Grand Creator主要權益而被視為與本集團有關連。

於資產負債表結算日，聯營公司之結餘詳情列於附註19及32。

附註：

(i) 服務及管理費乃按本集團與關連人士協定之成本加邊際利潤基準計算。

(ii) 利息收益及費用乃按資金成本加邊際利潤基準計算。

44. 主要附屬公司

董事會認為將本集團全部附屬公司資料列出則過於冗長，故此只將於二零零三年六月三十日對本集團之業績或資產及負債有重要影響之附屬公司列出。

全部附屬公司之名單將附於本公司來年呈交公司註冊處之年報內。

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
直接控股：					
恒毅清潔服務有限公司	香港	普通股	2港元	100	清潔服務
富景置業有限公司	香港	普通股	1,000,000港元	100	投資控股
Glorypark Limited	香港	普通股	1,000港元	100	地產投資
Golden Million Finance Corporation	英屬處女群島／香港	普通股	1美元	100	財務
會連發展有限公司	香港	普通股	2港元	100	投資控股
Landscape Investment Limited	香港	普通股	2港元	100	地產發展
柏健財務有限公司	香港	普通股	2港元	100	財務
太湖花園物業管理有限公司	香港	普通股	10港元	60	物業管理
鋭昇有限公司	香港	普通股	2港元	100	地產買賣
信和財務有限公司	香港	普通股	30,000,000港元	100	財務
信和護衛有限公司	香港	普通股	2港元	100	保安服務

44. 主要附屬公司（續）

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
直接控股（續）：					
信和行政服務有限公司	香港	普通股	3港元	100	行政服務
信和物業管理有限公司	香港	普通股	2港元	100	物業管理
信和物業服務有限公司	香港	普通股	20港元	100	物業管理
間接控股：					
Ackerley Estates Limited	香港	普通股	20,000,000港元	100	地產投資
廣成發展有限公司	香港	普通股	2港元	100	地產發展
盈手有限公司	香港	普通股	2港元	100	地產發展
Alfaso Investment Limited	香港	普通股	20,000港元	100	地產投資
時信財務有限公司	香港	普通股	10港元	60	按揭貸款
明快有限公司	香港	普通股	2港元	100	地產買賣及投資
Beauty Plaza Limited	香港	普通股	20,000港元	100	地產投資
裕麒有限公司	香港	普通股	2港元	100	地產投資
佳育有限公司	香港	普通股	2港元	100	地產發展
世晉有限公司	香港	普通股	2港元	100	地產投資
喜鴻有限公司	香港	普通股	2港元	100	地產買賣及投資
e.Sino Company Limited	香港	普通股	2港元	100	投資控股
雍廊有限公司	香港	普通股	2港元	100	地產投資

44. 主要附屬公司（續）

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
間接控股（續）：					
娛樂天地有限公司	香港	普通股	4,500,000港元	100	地產投資
詠冠發展有限公司	香港	普通股	2港元	100	地產買賣
譽將有限公司	香港	普通股	2港元	100	地產投資
譽殿置業有限公司	香港	普通股	20,000港元	100	地產投資
健惠投資有限公司	香港	普通股	10港元	70	地產投資
火炭建築顧問有限公司	香港	普通股	2港元	100	項目管理
科連有限公司	香港	普通股	2港元	100	地產投資
Fortune Garden Inc.	利比利亞共和國／香港	記名／不記名股	1美元	100	股票投資
Free Champion Limited	香港	普通股	2港元	100	地產投資
富輝建業有限公司	香港	普通股	2港元	100	地產發展
逢源建築有限公司	香港	普通股	1,000,000港元	100	建築業務
Glenery Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
環域發展有限公司	香港	普通股	2港元	100	地產發展
萬誠財務有限公司	香港	普通股	2港元	100	按揭貸款

44. 主要附屬公司（續）

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
間接控股（續）：					
Golden Leaf Investment Limited	香港	普通股	20,000港元	100	地產投資
Grand Creator Investment (BVI) Limited	英屬處女群島／香港	普通股	10美元	60	投資控股
進宏投資有限公司	香港	普通股	2港元	60	地產發展
Grand Idea Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
暢嘉有限公司	香港	普通股	2港元	100	地產發展
匡倫（香港）有限公司	香港	普通股	1,000,000港元	100	地產買賣及投資
Handsome Lift Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
坑口站（項目策劃）有限公司	香港	普通股	2港元	60	項目管理
坑口站建築有限公司	香港	普通股	2港元	60	建築業務
彩銳投資有限公司	香港	普通股	20,000港元	100	地產買賣及投資
Hickson Limited	香港	普通股	20港元	100	地產投資
High Elite Finance Limited	香港	普通股	2港元	100	按揭貸款
High Elite Limited	香港	普通股	2港元	100	地產投資
翠飛發展有限公司	香港	普通股	100,000港元	100	地產買賣及投資

44. 主要附屬公司 *（續）*

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
間接控股（續）：					
碧松有限公司	香港	普通股	20,000港元	100	地產投資
翡后置業有限公司	香港	普通股	2港元	100	地產投資
君煌投資有限公司	香港	普通股	2港元	100	地產發展
陸勝發展有限公司	香港	普通股	2港元	100	地產買賣及投資
Lucky Fortress Inc.	利比利亞共和國／香港	記名／不記名股	1美元	100	股票投資
Mackey Limited	香港	普通股	100港元	100	地產發展
Mander Investment Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
敏成有限公司	香港	普通股	1,000港元	55	地產買賣
Morbest Profits Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
Multipurpose Investment Limited	香港	普通股	20,000港元	100	地產買賣及投資
培安企業有限公司	香港	普通股	20,000港元	100	地產投資
太智有限公司	香港	普通股	2港元	100	財務
Parason Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
Peace Success Development Limited	香港	普通股	2港元	100	地產買賣

44. 主要附屬公司（續）

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
間接控股（續）：					
彩日置業有限公司	香港	普通股	2港元	100	地產發展
新領域停車場管理有限公司	香港	普通股	2港元	100	停車場經營
88港有限公司	香港	普通股	2港元	100	互聯網服務供應商
Precious Land Pte. Limited	新加坡	普通股	2新加坡元	100	地產發展
Precious Treasure Pte Ltd	新加坡	普通股	20,000,000新加坡元	100	酒店經營及地產投資
Pridegate (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
迎豐（行政服務）有限公司	香港	普通股	2港元	100	顧問服務
迎豐發展有限公司	香港	普通股	2港元	100	地產發展
寶勝置業有限公司	香港	普通股	2港元	100	地產投資
Rankchief Company Limited	香港	普通股	200港元	100	地產買賣
允傑發展有限公司	香港	普通股	200,000港元	90	地產投資
勵盛投資有限公司	香港	普通股	2港元	100	地產買賣及投資
一域投資有限公司	香港	普通股	2港元	100	地產投資
Rich Tact International (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資

44. 主要附屬公司（續）

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
間接控股（續）：					
Richtune Investment Limited	英屬處女群島／香港	普通股	1美元	100	股票投資
Saky Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
Salia Limited	香港	普通股	2港元	100	地產發展
通富投資有限公司	香港	普通股	20,000港元	100	地產買賣及投資
Silver Palm Limited	香港	普通股	2港元	100	地產買賣及投資
信和寬頻科技有限公司	香港	普通股	2港元	100	寬頻建設
信和物業管理（中國）有限公司	香港／中華人民共和國	普通股	2港元	100	物業管理
信和置業財務有限公司	香港	普通股	2港元	100	定期存放
Sino Land Investment (Holdings) Ltd.	開曼群島／香港	普通股	6,000,000美元	100	投資控股
Sino Technology Corporation Limited	香港	普通股	2港元	100	高科技業務
均盟投資有限公司	香港	普通股	2港元	100	股票投資
盛霸投資有限公司	香港	普通股	2港元	100	地產投資
Sunair Investment Company Limited	香港	普通股	2港元	100	地產發展
暉權有限公司	香港	普通股	2港元	100	地產投資

44. 主要附屬公司（續）

附屬公司名稱	註冊／營業地點	所持股份類別	已發行股本	本公司所佔已發行股本之比率 %	主要業務
間接控股（續）：					
新一範投資有限公司	香港	普通股	2港元	100	地產投資
耀澤投資有限公司	香港	普通股	2港元	100	地產買賣及投資
勤珍有限公司	香港	普通股	2港元	100	地產發展
千廣發展有限公司	香港	普通股	20,000港元	100	地產投資
Timeshare Development (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
中鐵發展有限公司	香港	普通股	2港元	100	地產投資
Triple Reach International (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
大聯發展有限公司	香港	普通股	2港元	100	地產發展
Vasilon Pte Ltd	新加坡	普通股	2新加坡元	100	投資控股
Weiland Development Company Limited	香港	普通股	33,140,000港元	100	地產投資
Wendia Limited	香港	普通股	20港元	100	地產投資
偉格發展有限公司	香港	普通股	2港元	100	地產買賣
Will Glory Company (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資
World Empire Investment (CI) Limited	開曼群島／香港	普通股	1美元	100	地產投資

除附註28內所披露一間附屬公司之可換股票據外，其他附屬公司於年結日並無持有任何尚餘債務證券。

45. 主要聯營公司

董事會認為將本集團全部聯營公司資料列出則過於冗長，故此只將於二零零三年六月三十日對本集團之業績或資產有重要影響之聯營公司列出。

全部聯營公司之名單將附於本公司來年呈交公司註冊處之年報內。

聯營公司名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	間接 %	合共 %	主要業務
亞冠投資有限公司	香港	普通股	—	33.3	33.3	地產發展
雅士花園物業管理有限公司	香港	普通股	—	50	50	物業管理
益燦有限公司	香港	普通股	—	42.5	42.5	地產買賣及投資
駿商有限公司	香港	普通股	50	—	50	地產投資
Beverhill Limited	香港	普通股	—	20	20	地產投資
Boatswain Enterprises Limited	香港	普通股	—	20	20	地產投資
Brisbane Trading Company Limited	香港	普通股及無投票權遞延股	—	50	50	地產發展
喜怡置業有限公司	香港	普通股	—	20	20	地產投資
C.H.K.C. Building Management Limited	香港	普通股	—	25	25	物業管理
國多有限公司	香港	普通股	—	50	50	地產投資
鈞宏有限公司	香港	普通股	—	20	20	地產買賣
勝榮發展有限公司	香港	普通股	—	33.3	33.3	地產發展
Dramstar Company Limited	香港	普通股	—	22	22	地產買賣
霸滔有限公司	香港	普通股	—	50	50	地產買賣
長誠財務有限公司	香港	普通股	—	50	50	按揭貸款

45. 主要聯營公司（續）

聯營公司名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	間接 %	合共 %	主要業務
霸都財務有限公司	香港	普通股	—	40	40	按揭貸款
霸都置業有限公司	香港	普通股	—	40	40	地產買賣及投資
廣坤實業有限公司	香港	普通股	—	33.3	33.3	地產投資
Gloryland Limited	香港	普通股	—	33.3	33.3	地產投資
金輝美國際有限公司	香港	普通股	—	25	25	地產發展
佳誌有限公司	香港	普通股	—	30	30	地產發展
大埔寶馬山財務有限公司	香港	普通股	—	20	20	按揭貸款
Greenroll Limited	香港	普通股	—	30	30	地產投資
殷日有限公司	香港	普通股	—	30	30	地產買賣及投資
華慶控股私人有限公司	新加坡	普通股	—	20	20	投資控股
藍灣半島物業管理有限公司	香港	普通股	—	40	40	物業管理
導輝財務有限公司	香港	普通股	—	20	20	按揭貸款
導輝有限公司	香港	普通股	—	20	20	地產買賣
坤貿有限公司	香港	普通股	—	25	25	地產投資
添隆有限公司	香港	普通股	—	25	25	地產投資
Murdoch Investments Inc.	巴拿馬共和國／香港	普通股	—	45	45	地產投資

45. 主要聯營公司（續）

聯營公司名稱	註冊／營業地點	所持股份類別	控股比率 直接 %	間接 %	合共 %	主要業務
奧海城一期（項目策劃）有限公司	香港	普通股	—	30	30	項目管理
奧海城二期財務有限公司	香港	普通股	—	50	50	按揭貸款
奧海城二期（項目策劃）有限公司	香港	普通股	—	42.5	42.5	項目管理
集利財務有限公司	香港	普通股	—	50	50	按揭貸款
弘雄有限公司	香港	普通股	—	50	50	地產發展
培熙企業有限公司	香港	普通股	—	50	50	地產買賣
Rich Century Investment Limited	香港	普通股	50	—	50	地產發展
銀寧投資有限公司	香港	普通股	—	40	40	地產買賣及投資
信和停車場管理有限公司	香港	普通股	50	—	50	停車場經營
信和地產代理有限公司	香港	普通股	50	—	50	地產代理
達利建築有限公司	香港	普通股	25	—	25	建築業務
凱旋世界財務有限公司	香港	普通股	—	50	50	按揭貸款
凱旋世界有限公司	香港	普通股	—	50	50	地產買賣及投資
廣滔投資有限公司	香港	普通股	—	25	25	地產投資
永全發企業有限公司	香港	普通股	5	45	50	地產投資

(a) 控權股東之特定責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」）之第19項應用指引（「應用指引19」）第3.7.1段，本公司須就貸款協議中訂明之公司主要股東特定責任契諾作出披露。於結算日，本公司之尚餘貸款並無此等契諾。

(b) 給予聯屬公司財務資助及擔保（附註）

本公司根據上市規則之應用指引19第3.10段披露以下關於聯屬公司所呈報之最近財政年度終結時債務、資本承擔及或然負債之摘要資料。該等資料乃摘錄自相關聯營公司經審核賬目。

	於 二零零三年 六月三十日 港元	於 二零零二年 六月三十日 港元
本集團應佔其聯屬公司之所有債務		
銀行貸款	**2,635,546,090**	1,808,921,403
其他貸款	**258,600,000**	481,400,000
	2,894,146,090	2,290,321,403
本集團提供之借款	**10,873,337,591**	11,394,584,774
	13,767,483,681	13,684,906,177
本集團應佔其聯屬公司之資本承擔		
已批准但未簽約	**48,436,583**	—
已簽約但未撥備	**727,378,756**	703,378,508
	775,815,339	703,378,508
本集團應佔其聯屬公司之或然負債	**—**	—

附註：上述之「聯屬公司」指集團之聯營公司

PROPERTIES HELD BY THE GROUP
本集團擁有之物業

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數 (平方呎)	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數 (平方呎)	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
HONG KONG 香港							
1. No. 1 Chatham Path Mid-levels, Hong Kong 香港半山漆咸徑1號	2072	100.0%	—	7,800	R	Completed 完成	Existing 現有
2. No. 8 Mount Cameron Road The Peak, Hong Kong 香港金馬麟山道8號	2082	100.0%	15,617	5,500	R	Completed 完成	Existing 現有
3. 38 Repulse Bay Road Hong Kong 香港淺水灣道38號	2084	100.0%	16,716	15,000	R	Completed 完成	Existing 現有
4. 148 Electric Road North Point, Hong Kong 香港北角電氣道148號	2047	100.0%	13,160	197,400	C	Completed 完成	Existing 現有
5. Bayview Park 3 Hong Man Street, Chai Wan, Hong Kong 香港柴灣康民街3號灣景園	2047	100.0%	17,122	86,043	R	Completed 完成	Existing 現有
6. Central Plaza 18 Harbour Road, Wan Chai, Hong Kong 香港港灣道18號中環廣場	2047	10.0%	77,824	140,000	C	Completed 完成	Existing 現有
7. The Centrium 60 Wyndham Street, Central, Hong Kong 香港中環雲咸街60號中央廣場	2047	70.0%	17,061	179,138	C	Completed 完成	Existing 現有

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數 (平方呎)	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數 (平方呎)	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
HONG KONG 香港							
8. Conrad Hong Kong Pacific Place, 88 Queensway, Hong Kong 香港金鐘道88號太古廣場 港麗酒店	2047	30.0%	—	165,506	H	Completed 完成	Existing 現有
9. Harbour Centre Harbour Road & Fleming Road, Hong Kong 香港港灣道及菲林明道海港中心	2128	16.7%	32,626	40,167	C	Completed 完成	Existing 現有
10. Hollywood Centre 233 Hollywood Road, Hong Kong 香港荷李活道233號 荷李活商業中心	2128	50.0%	6,706	44,988	C	Completed 完成	Existing 現有
11. Island Resort Mall 28 Siu Sai Wan Road, Chai Wan, Hong Kong 香港柴灣小西灣道28號 藍灣廣場	2047	40.0%	275,470	75,676 53,602* 129,278 * 480 carparks	C P	Completed 完成	Existing 現有
12. Marina House 68 Hing Man Street, Shau Kei Wan, Hong Kong 香港筲箕灣興民街68號 海天廣場	2047	100.0%	7,818	119,298	C	Completed 完成	Existing 現有
13. One Capital Place 18 Luard Road, Wan Chai, Hong Kong 香港灣仔盧押道18號海德中心	2127	100.0%	5,315	73,443	C	Completed 完成	Existing 現有

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數 (平方呎)	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數 (平方呎)	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
HONG KONG 香港							
14. Pacific Palisades 1 Braemar Hill Road, Hong Kong 香港寶馬山道一號寶馬山花園	2047	20.0%	165,550	93,550	R	Completed 完成	Existing 現有
15. Pacific Plaza 418 Des Voeux Road West, Hong Kong 香港德輔道西418號太平洋廣場	2860	100.0%	9,450	164,460	C	Completed 完成	Existing 現有
16. 15 Shek O Headland, Hong Kong 香港石澳山仔15號	2047	100.0%	2,970	2,228	R	Completed 完成	Existing 現有
17. 25/F United Centre Queensway, Hong Kong 香港金鐘統一中心25樓	2128	50.0%	—	10,225	C	Completed 完成	Existing 現有
KOWLOON 九龍							
18. No. 1 Hung To Road Kowloon 九龍觀塘鴻圖道1號	2047	33.3%	60,970	195,958	I	Completed 完成	Existing 現有
19. The Astrid 180 Argyle Street, Kowloon 九龍亞皆老街180號雅麗居	2047	100.0%	61,118	18,172	R	Completed 完成	Existing 現有
20. Cameron Plaza 23 Cameron Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀金馬倫道23號 金馬倫廣場	2038	100.0%	5,413	65,550	C	Completed 完成	Existing 現有

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數 (平方呎)	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數 (平方呎)	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
KOWLOON 九龍							
21. China Hong Kong City 33 Canton Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀廣東道33號中港城	2135	25.0%	165,334	359,433	C	Completed 完成	Existing 現有
22. Corporation Square 8 Lam Lok Street, Kowloon Bay, Kowloon 九龍九龍灣臨樂街8號商業廣場	2047	100.0%	21,745	155,910	I	Completed 完成	Existing 現有
23. Fullerton Centre 19 Hung To Road, Kwun Tong, Kowloon 九龍觀塘鴻圖道19號富登中心	2047	100.0%	10,394	114,334	I	Completed 完成	Existing 現有
24. Futura Plaza 111-113 How Ming Street, Kwun Tong, Kowloon 九龍觀塘巧明街111-113號富利廣場	2047	100.0%	18,783	225,396	I	Completed 完成	Existing 現有
25. Hong Kong Pacific Centre 28 Hankow Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀漢口道28號亞太中心	2039	100.0%	18,028	232,606	C	Completed 完成	Existing 現有
26. Kent Court 137 Boundary Street, Kowloon 九龍界限街137號根德閣	2047	100.0%	—	3,072	R	Completed 完成	Existing 現有

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
KOWLOON 九龍							
27. Kwun Tong Harbour Plaza 182 Wai Yip Street, Kwun Tong, Kowloon 九龍觀塘偉業街182號 觀塘碼頭廣場	2047	100.0%	31,018	156,770 198,758* 355,528 * 474 carparks	C P	Completed 完成	Existing 現有
28. Kwun Tong Plaza 68 Hoi Yuen Road, Kwun Tong, Kowloon 九龍觀塘開源道68號 觀塘廣場	2047	100.0%	25,995	941 192,694* 193,635 * 366 carparks	C P	Completed 完成	Existing 現有
29. Olympian City 1 Shopping Mall, 11 Hoi Fai Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海輝道11號 奧海城一期商場	2047	30.0%	712,614	41,979	C	Completed 完成	Existing 現有
30. Olympian City 2 Shopping Mall, 18 Hoi Ting Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海庭道18號 奧海城二期商場	2047	42.5%	708,577	217,297	C	Completed 完成	Existing 現有
31. Omega Plaza 32 Dundas Street, Kowloon 九龍登打士街32號歐美廣場	2047	100.0%	5,385	80,775	C	Completed 完成	Existing 現有
32. Parmanand House 51-52 Haiphong Road, Kowloon 九龍海防道51-52號百萬龍大廈	2863	100.0%	1,800	18,043	C	Completed 完成	Existing 現有

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數 (平方呎)	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數 (平方呎)	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
KOWLOON 九龍							
33. Po Hing Centre 10 Wang Chiu Road, Kowloon Bay, Kowloon 九龍九龍灣宏照道10號寶興中心	2047	50.0%	29,063	122,850	I	Completed 完成	Existing 現有
34. Remington Centre 23 Hung To Road, Kwun Tong, Kowloon 九龍觀塘鴻圖道23號利登中心	2047	100.0%	10,370	114,103	I	Completed 完成	Existing 現有
35. Sunshine Plaza Commercial Complex, 17 Sung On Street, Hung Hom, Kowloon 九龍紅磡崇安街17號 陽光廣場商場	2047	100.0%	26,598	58,887	C	Completed 完成	Existing 現有
36. Tsim Sha Tsui Centre Salisbury Road, Tsim Sha Tsui, Kowloon 九龍尖沙咀梳士巴利道 尖沙咀中心	2127	45.0%	42,835	231,309	C	Completed 完成	Existing 現有
37. Westley Square 48 Hoi Yuen Road, Kwun Tong, Kowloon 九龍觀塘開源道48號威利廣場	2047	100.0%	21,110	240,045	I/O	Completed 完成	Existing 現有
38. Yau Tong Industrial City 17 Ko Fai Road, Yau Tong, Kowloon 九龍油塘高輝道17號油塘工業城	2047	90.0%	100,580	464,627	I	Completed 完成	Existing 現有

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
NEW TERRITORIES 新界							
39. Avon Park Shopping Mall, 15 Yat Ming Street, Fanling, New Territories 新界粉嶺一鳴路15號碧湖花園商場	2047	100.0%	145,649	101,980	C	Completed 完成	Existing 現有
40. Cambridge Plaza 188 San Wan Road, Sheung Shui, New Territories 新界上水新運路188號劍橋廣場	2047	100.0%	—	174,358	I	Completed 完成	Existing 現有
41. Golden Plaza 28 Shui Che Kwun Street, Yuen Long, New Territories 新界元朗水車館街28號萬金中心	2047	100.0%	21,420	32,178 173,571 * 205,749 * 438 carparks	C P	Completed 完成	Existing 現有
42. Grand Regentville Shopping Arcade, 9 Wo Mun Street, Fanling, New Territories 新界粉嶺和滿街9號御庭軒商場	2049	100.0%	131,448	71,462 148,292 * 219,754 * 415 carparks	C P	Completed 完成	Existing 現有
43. Mansfield Industrial Centre 19 Hong Yip Street, Tung Tau, Yuen Long, New Territories 新界元朗東頭康業街19號萬輝工業中心	2047	100.0%	52,582	111,253	I	Completed 完成	Existing 現有
44. Maritime Bay Shopping Mall, 18 Pui Shing Road, Tseung Kwan O, New Territories 新界將軍澳培成路18號海悅豪園商場	2047	100.0%	64,261	57,316	C	Completed 完成	Existing 現有

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
NEW TERRITORIES 新界							
45. Parklane Centre 25 Kin Wing Street, Tuen Mun, New Territories 新界屯門建榮街25號百利中心	2047	100.0%	26,522	84,988 166,976* 251,964 * 116 carparks	I P	Completed 完成	Existing 現有
46. Ping Wui Centre 13-17 Ping Wui Street, Yuen Long, New Territories 新界元朗屏會街13-17號屏會中心	2047	100.0%	20,376	20,401 173,267* 193,668 * 450 carparks	C P	Completed 完成	Existing 現有
47. Shatin Galleria 18-24 Shan Mei Street, Fo Tan, Shatin, New Territories 新界火炭山尾街18-24號 沙田商業中心	2047	100.0%	38,234	268,798 93,691* 362,489 * 268 carparks	C P	Completed 完成	Existing 現有
48. Springdale Villas Shopping Arcade, 80 Ma Tin Road, Yuen Long, New Territories 新界元朗馬田路80號御庭居商場	2047	100.0%	45,273	39,668 87,102* 126,770 * 261 carparks	C P	Completed 完成	Existing 現有
49. Sunley Centre 9 Wing Yin Street, Tsuen Wan, New Territories 新界荃灣永賢街9號崇利中心	2047	100.0%	17,362	170,570	I	Completed 完成	Existing 現有
50. Tuen Mun Town Plaza, Phase I 1 Tuen Shun Street & 1 Tuen Shing Street, Tuen Mun, New Territories 新界屯門屯順街1號及屯盛街1號 屯門市廣場第一期	2047	100.0%	262,715	741,177 269,711* 1,010,888 * 956 carparks	C P	Completed 完成	Existing 現有

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Completed investment properties 已完成之投資物業							
NEW TERRITORIES 新界							
51. The Waterside Shopping Mall, 15 On Chun Street, Ma On Shan, Shatin, New Territories 新界沙田馬鞍山鞍駿街15號雅濤居商場	2047	40.0%	69,428	22,772	C	Completed 完成	Existing 現有
OVERSEAS – SINGAPORE 海外 — 新加坡							
52. The Fullerton Singapore and One Fullerton 1 Fullerton Square and 1 Fullerton Road, Singapore 新加坡1號浮爾頓廣場及浮爾頓路1號浮爾頓酒店及1號浮爾頓	2096	100.0%	232,115	466,423 80,433 546,856	H C	Completed 完成	Existing 現有
Properties held for sales 已完成之出售物業							
HONG KONG 香港							
1. Far East Finance Centre 16 Harcourt Road, Hong Kong 香港夏慤道16號遠東金融中心	2130	19.1%	34,595	9,869	C	Completed 完成	Existing 現有
2. Island Resort 28 Siu Sai Wan Road, Chai Wan, Hong Kong 香港柴灣小西灣道28號藍灣半島	2047	40.0%	275,470	186,395	R	Completed 完成	Existing 現有
3. Sky Horizon 35 Cloud View Road, North Point, Hong Kong 香港北角雲景道35號海天峰	2049	100.0%	26,845	22,436	R	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *(續)*

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties held for sales 已完成之出售物業							
KOWLOON 九龍							
4. Central Park 18 Hoi Ting Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海庭道18號 帝柏海灣	2047	42.5%	708,577	108,601	R	Completed 完成	Existing 現有
5. Chevalier Commercial Centre Wang Hoi Road, Kowloon Bay, Kowloon 九龍九龍灣宏開道其士商業中心	2047	33.3%	44,350	12,168	C	Completed 完成	Existing 現有
6. Dynasty Heights 8 Yin Ping Road, Kowloon Tong, Kowloon 九龍畢架山頂峰延坪道8號帝景峰	2047	50.0%	468,275	7,220	R	Completed 完成	Existing 現有
7. Hewlett Centre 54 Hoi Yuen Road, Kwun Tong, Kowloon 九龍觀塘開源道54號豐利中心	2047	100.0%	38,000	15,099	I	Completed 完成	Existing 現有
8. Kowloon Plaza 485 Castle Peak Road, Cheung Sha Wan, Kowloon 九龍長沙灣青山道485號 九龍廣場	2047	100.0%	19,375	25,702	I	Completed 完成	Existing 現有
9. Island Harbourview 11 Hoi Fai Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海輝道11號 維港灣	2047	30.0%	712,614	61,286	R	Completed 完成	Existing 現有

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties held for sales 已完成之出售物業							
KOWLOON 九龍							
10. Metro Centre 32 Lam Hing Street, Kowloon Bay, Kowloon 九龍九龍灣臨興街32號美羅中心	2047	100.0%	27,125	18,395	I	Completed 完成	Existing 現有
11. Park Avenue 18 Hoi Ting Road, MTR Olympic Station, Kowloon 九龍地鐵奧運站海庭道18號柏景灣	2047	42.5%	708,577	37,034	R	Completed 完成	Existing 現有
12. Westin Centre 26 Hung To Road, Kwun Tong, Kowloon 九龍觀塘鴻圖道26號威登中心	2047	50.0%	17,280	103,576	I	Completed 完成	Existing 現有
NEW TERRITORIES 新界							
13. Grand Regentville 9 Wo Mun Street, Fanling, New Territories 新界粉嶺和滿街9號御庭軒	2049	100.0%	131,448	7,281	R	Completed 完成	Existing 現有
14. Horizon Place 100 Kwai Luen Road, Kwai Chung, New Territories 新界葵涌葵聯路100號月海灣	2049	100.0%	40,322	29,466	R	Completed 完成	Existing 現有
15. Lincoln Centre 20 Yip Fung Street, On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂村業豐街20號利亨中心	2047	100.0%	21,163	61,144	I	Completed 完成	Existing 現有

PROPERTIES HELD BY THE GROUP *(Continued)*
本集團擁有之物業 *(續)*

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties held for sales 已完成之出售物業							
NEW TERRITORIES 新界							
16. Poly Centre 26 On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂村26號寶利中心	2047	100.0%	18,191	10,430	I	Completed 完成	Existing 現有
17. Raleigh Centre 25 On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂村25號利來中心	2047	100.0%	10,194	8,386	I	Completed 完成	Existing 現有
18. Sea Crest Terrace Mui Wo, Lantau Island, New Territories 新界大嶼山梅窩海愉花園	2047	100.0%	7,976	800 7,498 8,298	R C	Completed 完成	Existing 現有
19. Technology Plaza 29-35 Sha Tsui Road, Tsuen Wan, New Territories 新界荃灣沙咀道29-35號科技中心	2047	100.0%	20,000	15,468	I	Completed 完成	Existing 現有
Properties under development 在發展中物業							
KOWLOON 九龍							
1. Skyline Tower 39 Wang Kwong Road, Kowloon Bay, Kowloon New Kowloon Inland Lot No. 5846 (*) 九龍九龍灣道宏光道39號宏天廣場 新九龍內地段5846號(*)	2047	50.0%	68,986	413,915	C	Superstructure works in progress 上蓋工程現正施工	September 2003 二零零三年九月
2. Parc Palais 18 Wylie Road, King's Park, Kowloon Kowloon Inland Lot No. 11118 九龍京士柏衛理道18號君頤峰 九龍內地段11118號	2050	30.0%	387,569	271,253	R	Superstructure works in progress 上蓋工程現正施工	March 2004 二零零四年三月

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
KOWLOON 九龍							
3. 2 and 4 Caldecott Road, Piper's Hill, Kowloon New Kowloon Inland Lot No. 6378 九龍琵琶山郝德傑道2至4號 新九龍內地段6378號	2051	33.3%	35,490	25,737	R	Foundation works in progress 地基工程現正施工	December 2004 二零零四年十二月
4. The Beacon Hill Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon New Kowloon Inland Lot No. 6196 九龍九龍塘歌和老街與達之路交界 新九龍內地段6196號	2052	33.3%	158,231	100,391	R	Foundation works in progress 地基工程現正施工	March 2005 二零零五年三月
5. Hoi Fai Road, West Kowloon Reclamation, Kowloon Kowloon Inland Lot No. 11158 九龍西九龍填海區海輝道 九龍內地段11158號	2052	100.0%	112,484	731,138 112,483 843,621	R C	Foundation works in progress 地基工程現正施工	June 2005 二零零五年六月
NEW TERRITORIES 新界							
6. Ocean View 1 Po Tai Street, Area 77, Ma On Shan, New Territories Sha Tin Town Lot No. 481 新界馬鞍山第77區保泰路1號 海典灣 沙田市地段481號	2050	100.0%	122,494	612,465	R	Superstructure works in progress 上蓋工程現正施工	August 2003 二零零三年八月
7. The Cliveden 98 Route Twisk, Area 40, Tsuen Wan, Lot No. 404 New Territories 新界荃灣荃錦公路98號寶雲匯 第40區地段404號	2050	50.0%	75,025	112,538	R	Superstructure works in progress 上蓋工程現正施工	October 2003 二零零三年十月

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
NEW TERRITORIES 新界							
8. Imperial Villas, Phase I 8 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories Lot No. 2052 in DD 121 新界元朗屏山屏竹里八號 帝庭居第一期 丈量約份第121約2052號地段	2051	100.0%	27,093	72,065	R	Superstructure work in progress 上蓋工程現正施工	October 2003 二零零三年十月
9. Imperial Villas, Phase II 1 Ping Chuk Lane, Ping Shan, Yuen Long, New Territories Lot No. 2051 in DD 121 新界元朗屏山屏竹里一號 帝庭居第二期 丈量約份第121約2051號地段	2051	100.0%	40,408	107,478 860 108,338	R C	Superstructure work in progress 上蓋工程現正施工	October 2003 二零零三年十月
10. Embassy Lodge 8 Kam Tsin South Road, Kam Tsin Lodge, Sheung Shui, New Territories Lot No. 2543 in DD 92 (*) 新界上水金錢村金錢南路8號 丈量約份第92約2543號地段(*)	2047	100.0%	484,375	166,840	R	Superstructure works in progress 上蓋工程現正施工	December 2003 二零零三年十二月
11. The Cairnhill Route Twisk, Area 40, Tsuen Wan, Lot No. 395 New Territories 新界荃灣荃錦公路朗逸峰 第40區地段395號	2050	25.0%	275,881	206,909	R	Superstructure works in progress 上蓋工程現正施工	January 2004 二零零四年一月

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數 (平方呎)	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數 (平方呎)	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
NEW TERRITORIES 新界							
12. St Andrews Place 38 Kam Chui Road, Beas Stable, Sheung Shui, New Territories Lot No. 943 in DD 94 新界上水雙魚河金翠路38號 丈量約份第94約943號地段	2050	100.0%	247,281	98,909	R	Superstructure works in progress 上蓋工程現正施工	January 2004 二零零四年一月
13. Oceania Heights No. 2 Hoi Chu Road, Tuen Mun, New Territories Tuen Mun Town Lot No. 432 新界屯門海珠路2號海典軒 屯門市地段432號	2052	100.0%	65,552	312,777 29,082 341,859	R C	Superstructure work in progress 上蓋工程現正施工	August 2004 二零零四年八月
14. Anglers' Bay Sham Tseng, Tsuen Wan, New Territories Lot No. 214 in DD 387 新界荃灣深井海雲軒 丈量約份第387約214號地段	2050	50.0%	84,444	88,668	R	Superstructure works in progress 上蓋工程現正施工	September 2004 二零零四年九月
15. Residence Oasis MTR Hang Hau Station Development, Tseung Kwan O, New Territories Tseung Kwan O Town Lot No. 24 新界將軍澳地鐵坑口站發展項目 蔚藍灣畔 將軍澳市地段24號	2052	60.0%	193,365	895,470	R	Superstructure works in progress 上蓋工程現正施工	November 2004 二零零四年十一月
16. Tsuen Wan Town Centre Redevelopment Project Tsuen Wan, New Territories Tuen Wan Town Lot No. 398 新界荃灣市中心重建項目 荃灣市地段398號	2052	100.0%	207,659	1,156,053 245,419 1,401,472	R C	Foundation works in progress 地基工程現正施工	February 2006 二零零六年二月

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area *(sq.ft.)* 地盤面積約數 *(平方呎)*	Approx. floor area attributable to the Group *(sq.ft.)* 集團所佔樓面面積約數 *(平方呎)*	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
NEW TERRITORIES 新界							
17. Ho Tung Lau (site A), Fo Tan, Shatin, New Territories Shatin Town Lot No. 470 新界沙田火炭何東樓甲地盤 沙田市地段470號	2053	100.0%	287,258	1,301,625 21,258 1,322,883	R C	Planning stage 籌劃階段	June 2007 二零零七年六月
PEOPLE'S REPUBLIC OF CHINA 中華人民共和國							
18. Raffles City Shanghai Plot 105 A&B, 228 Xizang Road Central, Hunagpu District, Shanghai 上海黃埔區 西藏中路228號105A及B 來福士廣場	2044 2046	19.0%	163,624	255,977	C	Superstructure works in progress 上蓋工程現正施工	December 2003 二零零三年十二月
19. Colonnades Court Hu Li Nan Bu & North of Hai Tian Lu, Xiamen Lot No. 89-C5 廈門湖里南部及海天路北側 地塊編號89-C5雅麗閣	2059	100.0%	28,084	42,116 28,084 70,200	R C	Superstructure works in progess 上蓋工程現正施工	January 2004 二零零四年一月
20. Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2 廣州經濟技術發展區 地塊編號SZ-8-2	2039	100.0%	53,131	239,069 53,131 292,200	R C	Planning stage 籌劃階段	June 2004 二零零四年六月
21. Horizon Mansion East of Gia Hor Lu & South of Lian Hwa Bei Lu, Xiamen Lot No. 89-C4 廈門嘉禾路東及蓮花北路南 地塊編號89-C4遠景大廈	2059 2039	100.0%	44,405	66,595 44,405 111,000	R C	Planning stage 籌劃階段	December 2004 二零零四年十二月

Dated at 30th June, 2003
二零零三年六月三十日

Description 名稱、地點	Lease expiry 滿約年份	Group's interest 集團所佔權益	Approx. site area (sq.ft.) 地盤面積約數（平方呎）	Approx. floor area attributable to the Group (sq.ft.) 集團所佔樓面面積約數（平方呎）	Type 類別	Stage of completion 完成階段	Estimated completion date 估計完成日期
Properties under development 在發展中物業							
PEOPLE'S REPUBLIC OF CHINA 中華人民共和國							
22. Hu Bien Bei Lu, Xiamen Lot No. 88-C5 廈門湖濱北路地塊編號88-C5	2058 2038	100.0%	64,907	258,329 64,907 323,236	R C	Site investigation completed 地盤勘測完成	January 2005 二零零五年一月
23. Junction of Fuxia Gong Lu & Lian E Lu, Xiamen Lot No. 88-C6 廈門蓮岳路與福廈公路交界地塊編號88-C6	2058 2038	100.0%	64,584	161,416 64,584 226,000	R C	Planning stage 籌劃階段	January 2005 二零零五年一月
24. West Side of Gia Hor Lu & North of Xung Bor Zhong Lu, Xiamen Lot No. 89-C2 廈門嘉禾路西及松柏中路北地塊編號89-C2	2059 2039	100.0%	33,963	101,837 33,963 135,800	R C	Site investigation completed 地盤勘測完成	January 2005 二零零五年一月
25. Gia Hor Lu, Xiamen Lot No. 90-C5, C6 廈門嘉禾路及呂嶺路東南側地塊編號90-C5, C6	2060 2040	100.0%	106,308	372,066 106,308 478,374	R C	Planning stage 籌劃階段	January 2005 二零零五年一月
26. Fuzhou International Plaza Wu Xi Lu, Fuzhou 福州五四路王府井廣場	2059	100.0%	58,125	499,295	C	Foundation works in progress 地基工程現正施工	November 2005 二零零五年十一月

Note:
- C : Commercial 商業
- R : Residential 住宅
- I : Industrial 工業
- I/O : Industrial/Office 工商綜合樓宇
- H : Hotel 酒店
- P : Multi-storey carpark 多層停車場
- (*) : Property under redevelopment 重建中物業

SINO LAND COMPANY LIMITED

Proxy Form for use at the Annual General Meeting
(or at any adjournment thereof)

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________

ordinary shares of HK$1.00 each in the capital of the above-named Company, **HEREBY APPOINT** the Chairman of the Meeting or (Note 3) ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon on Tuesday, the 18th day of November, 2003 at 9:30 a.m. and at such Meeting (or at any adjournment thereof) and in the event of a poll to vote for me/us and in my/our name(s) as indicated below or if no such indication is given, as my/our proxy thinks fit.

	For (Note 4)	Against (Note 4)
1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2003.		
2. To declare a final dividend of HK$0.02 per ordinary share with an option for scrip dividend.		
3. (i) To re-elect Mr. Ronald Joseph Arculli, GBS, OBE, JP as Director.		
(ii) To re-elect Mr. Raymond Tong Kwok Tung as Director.		
(iii) To re-elect Mr. Ivan Lee Wank-hay as Director.		
(iv) To re-elect Mr. Yu Wai Wai as Director.		
(v) To fix remuneration of Directors.		
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and to authorise the Directors to fix their remuneration.		
5. (i) To approve share repurchase mandate (Ordinary Resolution on item 5(i) of Notice of Annual General Meeting).		
(ii) To approve share issue mandate (Ordinary Resolution on item 5(ii) of Notice of Annual General Meeting).		
(iii) To approve extension of share issue mandate (Ordinary Resolution on item 5(iii) of Notice of Annual General Meeting).		

Dated ______________________ Signature (Note 5) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of ordinary shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company, 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting (as the case may be).
7. In the case of joint holders, any one of such joint holders may vote at the Meeting, either personally or by proxy, but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons whose name stands first on the register of members in respect of the relevant shares shall alone be entitled to vote in respect thereof.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and deposit of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

信和置業有限公司

股東週年大會（或其任何續會）代表委任表格

本人／吾等（註1）________________________________

地址為 ________________________________

為上述公司股本中每股面值1.00港元普通股股份（註2）________________ 股

之登記持有人，**茲委任**大會主席或（註3）________________________

地址為 ________________________________

為本人／吾等之代表，代表本人／吾等出席定於二零零三年十一月十八日（星期二）上午九時三十分假座九龍尖沙咀廣東道三十三號中港城皇家太平洋酒店九字樓太平洋廳舉行上述公司之股東週年大會（或其任何續會），並於該大會（或其任何續會）進行投票表決時，代表本人／吾等並以本人／吾等名義，依照下列欄內所載指示投票，若無所載指示，則由代表自行決定。

	贊成（註4）	反對（註4）
1. 省覽截至二零零三年六月三十日止年度之經審核財務報告書與董事會及核數師報告書。		
2. 宣派末期股息每普通股0.02港元或可選擇以股代息。		
3. (i) 選舉夏佳理先生，GBS, OBE, JP 連任董事。		
(ii) 選舉唐國通先生連任董事。		
(iii) 選舉李泓熙先生連任董事。		
(iv) 選舉余惠偉先生連任董事。		
(v) 釐定董事酬金。		
4. 重聘德勤•關黃陳方會計師行為核數師及授權董事釐定核數師酬金。		
5. (i) 批准股份購回授權（列於股東週年大會通告內第5(i)項之普通決議案）。		
(ii) 批准股份發行授權（列於股東週年大會通告內第5(ii)項之普通決議案）。		
(iii) 批准擴大股份發行授權（列於股東週年大會通告內第5(iii)項之普通決議案）。		

日期：________________ 簽署：（註5）________________

附註：

1. 請用**正楷**填上姓名及地址。
2. 請填上以 閣下名義登記之每股面值1.00港元之普通股股份數目。倘不填上股份數目，則本表格將被視為與全部以 閣下名義登記之本公司普通股股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**代表委任表格之每項更改，均須由簽署人簡簽示可。**
4. **注意：倘 閣下擬投票贊成某項決議案，請在適用之「贊成」方框內填上「√」號。倘 閣下擬投票反對某項決議案，請在適用之「反對」方框內填上「√」號。**如不給予指示，則代表人可自行決定投票或棄權。代表同時可對在通告內未列出而在大會上正式提出之決議案投票。
5. 本代表委任表格必須由 閣下或 閣下之書面授權人士簽署。倘股東為一有限公司，則代表委任表格必須加蓋該公司鋼印，或經由公司負責人或獲正式授權之人士簽署。
6. 本代表委任表格連同授權簽署本表格之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，必須最遲於大會或續會（視情況而定）召開四十八小時前送達香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓本公司註冊辦事處，方為有效。
7. 如屬聯名股東，任何一位聯名股東均可親自或委派代表投票，惟規定：若親自或委派代表出席之聯名股東多於一人，則該等出席股東中，只有在股東名冊內排名於首位者方有權就有關之股份投票。
8. 受委代表毋須為本公司股東，但須親自出席大會以代表 閣下。
9. 閣下填妥交回代表委任表格後，屆時仍可親自出席大會投票。